7/25

07025529

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saputo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 27 2007 THOMSON FINANCIAL

FILE NO. 82- 34670

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 7/26/07

A Whole World to Discover





Saputo

2007 ANNUAL REPORT

OUR PRODUCTION FACILITIES ARE LOCATED IN FIVE COUNTRIES AND SPAN THREE CONTINENTS. OUR PRODUCTS ARE DISTRIBUTED IN OVER THIRTY COUNTRIES, ON SIX CONTINENTS.


OUR INTERNATIONAL PRESENCE

A universe of possibilities

01 Highlights

02 Message from the Chairman of the Board

04 Message from the President and Chief Executive Officer

06 Corporate Management

07 Operating Review

15 Social Responsibility

18 Management's Analysis

38 Consolidated Financial Statements

42 Notes to the Consolidated Financial Statements

57 Shareholder Information

Photo cover: Yvon Charrier, ST-LÉONARD, DAIRY PRODUCTS DIVISION (CANADA) and Nicholas Sirignano, son of Carmela De Blasio, HEAD OFFICE.

COMPANY PROFILE

Saputo... a whole world to discover.

With its distinctive array of products and its commitment to growth, Saputo continues to explore and seize new opportunities while maintaining the best of tradition. Through product innovations, global expansion and unwavering employee dedication, Saputo produces, markets and distributes products of the highest quality.

Saputo is one of the top twenty dairy processors in the world, the largest dairy processor in Canada, among the top five cheese producers in the United States, the third largest dairy processor in Argentina and the largest snack-cake manufacturer in Canada. Success stems from the passion and expertise of the 9,000 men and women who work in its numerous locations worldwide.

Well-known brands such as *Saputo, Alexis de Portneuf, Armstrong, Baxter, Dairyland, Danscorella, De Lucia, Dragone, DuVillage de Warwick, Frigo, Kingsey, La Paulina, Nutrilait, Princesse, Ricrem, Sir Laurier d'Arthabaska, Stella, Treasure Cave, HOP&GO!, Rondeau* and *Vachon* have earned the trust of consumers in over thirty countries. Saputo Inc. is a public company whose shares are traded on the Toronto Stock Exchange under the symbol SAP.

HIGHLIGHTS

Fiscal years ended March 31 (in thousands of dollars, except per share amounts and ratios)	2007	2006	2005
Revenues			
Dairy Products Sector			
Canada and Other	$2,794,099	$2,651,402	$2,415,541
United States	1,036,830	1,206,601	1,308,735
	3,830,929	3,858,003	3,724,276
Grocery Products Sector	170,051	164,207	158,793
	$4,000,980	$4,022,210	$3,883,069
Earnings before interest, income taxes, depreciation, amortization and devaluation (EBITDA)[1]			
Dairy Products Sector			
Canada and Other	$ 317,086	$ 261,593	$ 244,161
United States	82,890	78,300	137,043
	399,976	339,893	381,204
Grocery Products Sector	26,356	26,072	26,555
	$ 426,332	$ 365,965	$ 407,759
Net earnings	$ 238,467	$ 192,102	$ 232,145
Cash flows generated by operations	$ 343,501	$ 299,567	$ 268,676
Working capital	$ 521,114	$ 423,623	$ 452,635
Total assets	$2,488,367	$2,253,933	$2,133,072
Long-term debt (including current portion)	$ 254,033	$ 291,846	$ 302,521
Shareholders' equity	$1,533,018	$1,402,543	$1,315,850
Per share			
Net earnings			
Basic	$ 2.30	$ 1.83	$ 2.23
Diluted	$ 2.28	$ 1.82	$ 2.20
Dividends declared[2]	$ 0.80	$ 0.72	$ 0.60
Book value	$ 14.79	$ 13.47	$ 12.59
Financial ratios			
Interest bearing debt[3]/Shareholders' equity	0.08	0.17	0.21
Return on average shareholders' equity	16.2%	14.1%	18.8%

[1] Measurement of results not in accordance with Generally Accepted Accounting Principles.
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation, amortization and devaluation of portfolio investment. EBITDA is not a measurement of performance as defined by Generally Accepted Accounting Principles in Canada, and consequently may not be comparable to similar measurements presented by other companies. Reference is made to the section entitled "Measurement of results not in accordance with Generally Accepted Accounting Principles".

[2] For the purpose of the Income Tax Act and other similar provincial legislation, all dividends paid as of January 1, 2007 and thereafter, are eligible dividends until further notice.

[3] Net of cash and cash equivalents.


2007
4,000.1
2006
4,022.2
2005
3,883.1
05
06
07
REVENUES
(in millions of dollars)


2007
426.3
2006
366.0
2005
407.8
05
06
07
EBITDA
(in millions of dollars)


2007
238.5
2006
192.1
2005
232.1
05
06
07
NET EARNINGS
(in millions of dollars)


2007
343.5
2006
299.6
2005
268.7
05
06
07



Innovation allows us to discover new horizons

MESSAGE FROM THE CHAIRMAN OF THE BOARD

AS I REFLECT ON OUR PAST, I DEEPLY BELIEVE OUR STORY IS ONE OF GROWTH AND SUCCESS. TOGETHER, WE HAVE ALWAYS WORKED HARD TO FIND WAYS TO OVERCOME DIFFICULTIES AND RISE ABOVE CHALLENGES, WHILE PURSUING OUR EXPANSION.

Our values, which stand at the heart of our Company, allow us to deliver quality products and services to our customers. This commitment is strengthened every day, as dedicated employees challenge themselves to uncover innovative ideas and solutions that create new and better ways of doing business. As leaders in our industry, we support them by providing a work environment that encourages and rewards entrepreneurship and individual initiative. Our culture not only allows us to distinguish ourselves within the industry, but also creates additional value for our shareholders.

I am very proud to say that our values are as strong today as they were at the founding of our company and I believe they will continue to serve as a solid foundation in the years to come.

GOVERNANCE

As Chairman of the Board of Directors, it is my pleasure to report on the Board's main activities.

The key responsibility of the Board of Directors is to oversee the stewardship of the Company's affairs so as to secure long-term growth and increase share value. Our mandate focuses on management accountability and contribution to wealth creation. Saputo Inc. is committed to sound corporate governance and the Board of Directors and its committees fulfilled their duties and mandates in the course of the past fiscal year.

Per row, from left to right:





ANDRÉ BÉRARD
Corporate Director

LUCIEN BOUCHARD
Senior Partner, Davies Ward Phillips & Vineberg LLP

PIERRE BOURGIE
President and Chief Executive Officer, Société Financière Bourgie Inc.



FRANK A. DOTTORI
President, Fadco Consulting Inc.

JEAN GAULIN
Corporate Director

CATERINA MONTICCIOLO, CA
President, Julvest Capital Inc.









LINO SAPUTO, JR.
President and Chief Executive Officer, Saputo Inc.

PATRICIA SAPUTO, CA, ICD.D
Chief Financial Officer, Placements Italcan Inc.

LOUIS A. TANGUAY
Corporate Director





The Board believes that the value of the equity stake held by the principal shareholder ensures that his interests are aligned with those of all shareholders. The positions of Chairman of the Board and Chief Executive Officer are separate and the Board also has an independent lead director. The Board is composed of a majority of independent directors and both committees—the Corporate Governance and Human Resources committee and the Audit committee—are composed solely of independent directors.

The Board is satisfied with the corporate governance practices currently in place and believes to be effective in offering the necessary supervision to increase shareholder value and contribute to the effective management of the Company. Please refer to the Information Circular, dated June 5, 2007, for additional information concerning the Company's corporate governance practices.

ACKNOWLEDGEMENTS

Our results this year reflect the commitment and talent of the many employees who make up the large Saputo corporate family.

Our Board of Directors has served us with great distinction over the years. They have both supported and challenged us as we faced important decisions. We are fortunate to have the benefit of their advice and value their insight, dedication and counsel.

Clients, consumers and business partners around the world continue to entrust us with their business, and we consistently return this trust by providing the best of ourselves.

Finally, I want to express my gratitude to our employees around the world. They are the living embodiment of the values which define our Company. Their dedication and hard work makes us successful and, for this reason, we can confidently look to the future.

LINO SAPUTO
Chairman of the Board



Success stems from employee initiatives

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

OUR STRONG OPERATING RESULTS FOR FISCAL 2007 CLEARLY REFLECT THE SUSTAINED EFFORTS OF OUR DEDICATED EMPLOYEES AROUND THE WORLD WHOSE ACCOMPLISHMENTS HAVE MADE THIS SUCCESS POSSIBLE. THANKS TO THEIR CONTINUING FOCUS ON IMPROVING OPERATIONAL EFFICIENCY, WE WERE ABLE TO INCREASE OUR PROFITABILITY MARGINS AND BECOME A STRONGER COMPANY.

Total revenues for the fiscal year ended March 31, 2007 reached $4,001 billion, down by 0.5% compared to last fiscal year. Net earnings totalled $238.5 million, compared to $192.1 million for the preceding fiscal year, up 24.2%.

In fiscal 2006, our results were negatively impacted by challenging conditions in the dairy market, particularly in the United States. In traditional Saputo fashion, we worked to overcome these challenges in fiscal 2007. Once again, this proves that the values that have been a part of our Company since its founding have transcended time despite growth and expansion. We are confident that they will continue to be at the heart of our business in the years ahead.

Faced with challenges from a dynamic and difficult market, our employees were asked to roll up their sleeves, think creatively and improve our operating efficiencies. They responded magnificently! Today, we are a more efficient and profitable company because they took ownership of their responsibilities and moved us forward on many fronts. Much more than just accepting change, they embraced it as an essential and ongoing element of our business.

While we are satisfied with our results and the sustained evolution of the Company, we are confident that our future holds great potential. To meet our objectives and grow as a global organization in this dynamic market, we must continue to move our Company forward. We are pleased with our success for fiscal 2007 and are ready to seize new opportunities.

AN INCREASED EFFICIENCY

An essential element of our operating strategy is to increase efficiency through optimization. A meticulous analysis of our business identified a number of ways to improve our processes and we acted to make the most of these opportunities.

We are pleased with the savings derived from the merger of our two former Canadian milk and cheese divisions. The increased efficiencies and rationalization of activities were beneficial in our logistics and warehousing operations. Our measures to counteract uncontrollable and adverse market conditions in the US produced positive results. Optimization activities, price increases and reduction of milk handling costs in the US enabled us to improve our profitability, thereby mitigating the impacts of a volatile US dairy industry.

Across our divisions, these results were achieved using an operating approach that never takes anything for granted. Through questioning we change, through change we improve.

A PATH TOWARDS GROWTH

Through several acquisitions, we reinforced our commitment to growth. We entered the European market for the first time at the beginning of fiscal 2007 when we acquired the activities of Spezialitäten-Käserei De Lucia GmbH, a specialty Italian cheese manufacturer located in Germany. We continued our growth within the European market in March 2007, with the acquisition of the activities of Dansco Dairy Products Limited, a mozzarella manufacturer based in the United Kingdom. In April 2007, we acquired the activities of Land O'Lakes West Coast industrial cheese business, which will allow our Cheese Division (USA) to grow considerably. We also expanded the product portfolio of our Bakery Division through the acquisition of the activities of Biscuits Rondeau Inc. and Boulangerie Rondeau Inc. in July 2006.

Our growth in the dairy market is fuelled by innovation and the introduction of products that cater to consumers' dynamic needs. Our strategy is to build on this momentum and capitalize on new trends such as value-added products and single-served flavoured milk.

The specialty cheese market has evolved considerably over the past several years. We have modified our product offerings and adapted our sales and marketing approach to ensure growth in this category. Through targeted initiatives, we increased our sales volumes in selected product categories even in markets characterized by slow growth.

In the Bakery Division, we are also focusing on innovation. Our research and development team is working hard to find new and innovative ways to improve our products and respond to our consumer buying preferences while reducing production costs.

In Argentina, our capital investments have been completed and we are benefiting from our increased capacity and improved flexibility, which allow us to seize opportunities in the domestic and international markets.

A WHOLE WORLD TO DISCOVER

On a global scale, the dairy industry is changing both rapidly and profoundly. We must continually adapt ourselves to new dynamics, just as we did successfully in the past fiscal year.

Through research and development, we are committed to sustained innovation in an effort to offer consumers the highest quality products and meet the emerging needs of the market. In an industry where consolidation is expected, we have the financial strength, management talent, employee commitment and customer loyalty to succeed.

ACROSS OUR DIVISIONS, THESE RESULTS WERE ACHIEVED USING AN OPERATING APPROACH THAT NEVER TAKES ANYTHING FOR GRANTED. THROUGH QUESTIONING WE CHANGE, THROUGH CHANGE WE IMPROVE.

We will pursue our growth without losing touch with the values that have brought us to this point. In fact, one of the reasons we have successfully managed global growth, innovation and market challenges is the quality of our employees, who are the living embodiment of our values. They remain the cornerstone of our business.

In the future we will strive to succeed as we did this year through innovation, a sharp focus on improved efficiency and an unwavering commitment to the delivery of quality products to our customers. We will continue to craft ourselves to remain a captivating world to discover.

LINO SAPUTO, Jr.
President and Chief Executive Officer

THE FOCUS OF THE SENIOR MANAGEMENT TEAM ALLOWED OUR COMPANY TO ACHIEVE IMPROVED OPERATING EFFICIENCIES AND PROFITABILITY.



CORPORATE MANAGEMENT

From left to right:

CARMINE DE SOMMA
President and Chief Operating Officer, Dairy Products Division (Argentina)

DINO DELLO SBARBA
President and Chief Operating Officer, Dairy Products Division (Canada)

PIERRE LEROUX
Executive Vice President, Human Resources and Corporate Affairs

TERRY BROCKMAN
President and Chief Operating Officer, Cheese Division (USA)

LOUIS-PHILIPPE CARRIÈRE
Executive Vice President, Finance and Administration

LINO SAPUTO, JR.
President and Chief Executive Officer

CLAUDE PINARD
President and Chief Operating Officer, Bakery Division

Angela Faedda, HEAD OFFICE *and Elizabeth Calero,* CALGARY, DAIRY PRODUCTS DIVISION (CANADA)



Saputo, a whole world to discover

OPERATING REVIEW

DEDICATED TO ALWAYS DELIVERING THE HIGHEST QUALITY PRODUCTS AND SERVICES WHILE CONSTANTLY REVIEWING OUR OPERATIONS TO REMAIN A LOW-COST AND EFFICIENT OPERATOR, SAPUTO IS A WHOLE WORLD TO DISCOVER.


Canadian and Other Dairy Products Sector
5,444
US Dairy Products Sector
2,378
Grocery Products Sector
1,178

NUMBER OF EMPLOYEES PER SECTOR


Canadian and Other Dairy Products Sector
28
US Dairy Products Sector
15
Grocery Products Sector
3

NUMBER OF PLANTS PER SECTOR


Canadian and Other Dairy Products Sector
70
US Dairy Products Sector
26
Grocery Products Sector
4

REVENUES (%) PER SECTOR

Gabriel Morin, ST-LÉONARD, DAIRY PRODUCTS DIVISION (CANADA)





David James, NEW EMLYN, DAIRY PRODUCTS DIVISION (UNITED KINGDOM)

A variety of products to explore

SAPUTO'S OPERATIONS ARE DIVIDED INTO TWO SECTORS: DAIRY PRODUCTS AND GROCERY PRODUCTS. THERE ARE SIX DIVISIONS WITHIN THESE TWO SECTORS: DAIRY PRODUCTS DIVISION (CANADA), DAIRY PRODUCTS DIVISION (ARGENTINA), DAIRY PRODUCTS DIVISION (GERMANY), DAIRY PRODUCTS DIVISION (UNITED KINGDOM), CHEESE DIVISION (USA) AND BAKERY DIVISION.

With production facilities in five countries, located on three continents, our products are distributed in more than 30 countries, spanning six continents. Saputo's products are sold in three major food market segments: retail, foodservice and industrial.

We remain committed to offering products of the highest quality and pursuing our growth on a global basis, fuelled both by product innovation, to capture additional market share, and by acquisitions.

This year, we introduced several new products. We also focused our efforts on finding innovative ways of doing business while promoting our products, allowing us to increase our market share in many categories, often surpassing average category growth.

Our acquisition in the first quarter of the fiscal year of the activities of Italian specialty cheese maker Spezialitäten-Käserei De Lucia GmbH in Germany provided us with our first presence in Europe. Also on the European front, in March 2007, we acquired the activities of Dansco Dairy Products Limited in Wales, United Kingdom (UK). These acquisitions will allow us to gain important insight into the European market and will serve as a platform for further European development.

In the United States (US), our acquisition of the activities of the Land O'Lakes West Coast industrial cheese business, in April 2007, will significantly grow our US activities.

In fiscal 2007, Saputo processed over 4 billion liters of raw milk and produced approximately 400 million kilograms of cheese and, with the recent acquisitions, should process annually over 5 billion liters of raw milk and should produce approximately 500 million kilograms of cheese.

During fiscal 2007, we also acquired the activities of Biscuits Rondeau Inc. and Boulangerie Rondeau Inc. (Rondeau), which allowed us to diversify our variety of bakery products.



Brenda McConnery, SASKATOON, DAIRY PRODUCTS DIVISION (CANADA)

Steve Langevin, ST-RAYMOND, DAIRY PRODUCTS DIVISION (CANADA)

CANADIAN AND OTHER DAIRY PRODUCTS SECTOR

The Canadian and Other Dairy Products Sector is comprised of the Dairy Products Division (Canada), the Dairy Products Division (Argentina), the Dairy Products Division (Germany) and the Dairy Products Division (United Kingdom).

DAIRY PRODUCTS DIVISION (CANADA)

As the country's largest milk processor, our Dairy Products Division (Canada) produces approximately 37% of the natural cheese and processes approximately 22% of all fluid milk in Canada.

Our financial results depend on sustained operational and marketing efficiencies achieved through innovative product development. During fiscal 2007, we completed the closure of our cheese production plants in Harrowsmith, Ontario and Vancouver, British Columbia. Furthermore, in response to a competitive market, we decided to consolidate our cutting, shredding and wrapping activities to create more productive units. This led us to announce the closure of our Boucherville, Québec facility effective June 2, 2007.


Retail
64%
Foodservice
32%
Industrial
4%

REVENUES (%) PER MARKET SEGMENT
DAIRY PRODUCTS DIVISION (CANADA)

OPERATING IMPROVEMENTS AND OTHER SIMILAR INITIATIVES CONTINUOUSLY PRODUCE A MORE EFFICIENT AND COST EFFECTIVE OPERATING BASE FOR OUR CANADIAN DAIRY OPERATIONS.

In addition to these consolidation programs, we closely monitored our key processing activities, seeking ways to optimize operations, while maintaining a clear focus on making products of the highest quality. We achieved valuable cost savings by reducing product and packaging waste.

Selective capital investments also had a major impact on productivity. Fixed asset investments in our Plessisville, Québec plant allowed this facility to become one of the largest specialized cheese curd plants in Canada. Meanwhile, we completed investments in our Warwick, Québec facility to consolidate specialty cheese production activities serving the fast growing specialty cheese market segment. We continued the automation of the packaging line equipment in several of our cheese plants. For fiscal 2008, we announced a $10 million capital investment in automation initiatives in our cutting plants, which will lead to a significant increase in efficiency.

Our capital investments and rationalization activities of prior years in our fluid milk facilities have delivered strong results, generating a positive impact on earnings. These results motivate us to continue to identify opportunities and improve our efficiencies.

We also combined several transportation lines to optimize efficiency as well as some distribution centres serving fluid and cheese activities. We focused on improving transportation logistics to further reduce operating costs and mitigate the impact of rising fuel and energy costs.

These operating improvements and other similar initiatives continuously produce a more efficient and cost effective operating base for our Canadian dairy operations.

During fiscal 2007, national brands were very aggressive, especially in the retail cheese segment. As a milk processor also producing private brands, our production and sales volumes were negatively impacted.

Created in 2005, our Specialty Cheese Group continued its excellent performance as it recorded approximately a 5% sales increase in 2007. Through a targeted marketing strategy, we strengthened our position with the *Alexis de Portneuf* brand. The Group also seized other opportunities in connection with fast growing niches within this market. For example, we introduced the first cow milk soft cheese coated with edible vegetable ashes in Canada: the *Cendré de Lune DuVillage de Warwick*, which quickly became very popular with consumers.

Our specialty cheeses were awarded several prestigious prizes this year. Among others, *Bleubry Alexis de Portneuf* was named Grand Champion both at the Royal Agricultural Winter Fair, one of the world's largest food fairs, and at the British Empire Cheese Show presented by the Central Ontario Cheesemaker Association.

Even though the branded cheddar category is experiencing slight negative growth, we increased our sales volumes by 19%[1], thanks in large part to the strong performance of our *Armstrong* brand. Given our volume growth, we launched a new line of organic cheddars, as well as low-calorie cheese sticks.

Our commitment to innovation allows us to move quickly to respond to changes in consumer buying preferences and tastes. The strong growth in the sliced cheese segment led us to launch three new *Saputo* products, including the first sliced goat cheese. *Milk 2 Go/Lait's Go*, our flavoured milk brand, became number one in the single-serve plastic beverage[2] category and we will continue to introduce new flavours for this popular product. Changing consumer health trends created the right opportunity to introduce *Shape*, a *Dairyland* fat free yogurt containing just a few calories per serving.

Our research and development teams were at the forefront of these initiatives to create new products that meet or exceed consumer expectations while concurrently developing new technologies to improve production.

[1] Source: ACNielsen, 3 channels combined, kg, 52 weeks ending March 17, 2007.
[2] Source: ACNielsen, Brand Overview, Total Single Serve Milk, Milk Shakes, 500mL or under, Plastic Bottle (Control Label Excluded), 52 weeks ending September 2, 2006.

Hani Kacho, HEIDEN, DAIRY PRODUCTS DIVISION (GERMANY)



Basacco Hernan Roque, TIO PUJIO, DAIRY PRODUCTS DIVISION (ARGENTINA)

A future filled with discoveries

DAIRY PRODUCTS DIVISION (ARGENTINA)

Our Dairy Products Division (Argentina) is growing steadily and continues to be the third largest milk processor in this country. Each day we process nearly 2 million liters of raw milk, representing approximately 7% of milk processed in Argentina.

We completed a capital investment program in Argentina that allowed us to *double our production since fiscal 2005*. This increased capacity has provided greater flexibility to seize opportunities in domestic and foreign markets as well as contributing to higher operating efficiency.

We have seen increases in our international sales and expect this trend to continue. Today, some 63% of our Argentinean production is exported to numerous countries around the world. We plan to open a sales office for our international sales department in China in fiscal 2008, which should provide substantial growth opportunities in this country and other parts of Asia.

Meanwhile, we continued to show an increase in our *La Paulina* domestic sales relating to our cheese products in fiscal 2007.



Domestic
37%
International
63%

REVENUES (%) PER GEOGRAPHIC SEGMENT
DAIRY PRODUCTS DIVISION (ARGENTINA)

A major contributor to this success was the renewal of our *La Paulina* packaging and the launch of a marketing campaign to enhance the brand's positioning and sales in the local market. This promotional initiative included television as well as print advertisements presenting various serving suggestions and meals made with *La Paulina* cheese.

Our products won a number of prizes at the National Cheese Competition held in conjunction with the MercoLáctea 2006 exposition in San Francisco, Cordoba, Argentina. Our Goya cheese won first prize in its category while the Reggianito, mozzarella and Pategras cheeses also won prizes in their respective categories.

DAIRY PRODUCTS DIVISION (GERMANY)

Our Dairy Products Division (Germany) processes over 200,000 liters of milk each day and serves customers mainly in the retail and industrial segments of the market. This division was created in April 2006 following the acquisition of the activities of Spezialitäten-Käserei De Lucia GmbH, a German manufacturer of Italian specialty cheeses such as mozzarella, ricotta and mascarpone.

Our operating results have been in line with our expectations and the integration of this division into the Saputo corporate structure has progressed positively. We have recently increased our sales force and are introducing new products as part of our strategy to grow our presence in the European market.

We are also in the process of implementing some technologies used by our German division throughout the Company, a strategy that underscores the value of pooling the global expertise of our cheese craftsmen and women.

DAIRY PRODUCTS DIVISION (UNITED KINGDOM)

The Dairy Products Division (United Kingdom) was created following the acquisition of the activities of Dansco Dairy Products Limited on March 23, 2007. It employs approximately 130 people at its manufacturing facility located in Newcastle Emlyn, Wales.

Through our UK operations, we produce and market mainly mozzarella for the foodservice segment.

THE UNITED STATES IS AN IMPORTANT MARKET AND A KEY ELEMENT OF OUR GLOBAL STRATEGY. DESPITE ALL ITS CHALLENGES, WE REMAIN COMMITTED TO GROWING THIS SECTOR OF OUR BUSINESS.


Foodservice
48%
Retail
31%
Industrial
21%

VOLUME (%) PER MARKET SEGMENT
DAIRY PRODUCTS DIVISION (USA)

US DAIRY PRODUCTS SECTOR

CHEESE DIVISION (USA)

Saputo is one of the five largest cheese manufacturers in the US, producing approximately 5% of all natural cheese manufactured in this country. The recent acquisition of the West Coast industrial cheese activities of Land O'Lakes, on April 2, 2007, will further increase our presence and strengthen our operational base in the challenging US market.

Market conditions in the US dairy industry remain a serious concern, particularly the record breaking high whey prices which have significantly increased the cost of milk as raw material in the manufacturing of cheese. Although there was some improvement during the second half of fiscal 2007, these high input costs remain a challenging issue for us and all dairy processors in the US.

To mitigate the impact of these difficult market conditions, we maintained our strong focus on achieving cost savings within our operations. Among the steps was the closure of our cheese manufacturing plant in Peru, Indiana.

We also completed capital investments in our Hinesburg, Vermont and Tulare, California plants. These investments increased our shredding capacity at both locations allowing us to consolidate our operations and achieve greater efficiency. These rationalization and process improvement initiatives, as well as many others, have produced significant cost reductions and helped the division return to more satisfactory levels of profitability.

Our cheeses are well established as favourites of American consumers. We maintain the number one position for our Blue Cheese, *Treasure Cave*, and String Cheese *Frigo Cheese Heads* brands[3]. We are proud that our mozzarella part skim, string cheese, blue veined cheese and gorgonzola cheese products were recognized for their excellence at the US Championship Cheese Contest this year.

[3] Source: Information Resources, Inc. (IRI), 52 weeks ending March 25, 2007, Total US FDMN.

Keith Westphal, REEDSBURG, CHEESE DIVISION (USA)





A growing and innovative product universe

As is the case in other sectors, marketing initiatives focusing on our key brands play an important role in building sales and market share. Our *Lorraine, Frigo Cheese Heads, Frigo, Dragone* and *Stella* brands in particular were featured in several promotional campaigns.

Building our US business also depends on strengthening our relationships with industry partners. Through our new foodservice website, our customers now have access to more information about our full line of products destined to the foodservice and industrial segments.

The US is an important market and a key element of our global strategy. Despite all its challenges, we remain committed to growing this sector of our business.

GROCERY PRODUCTS SECTOR

BAKERY DIVISION

Saputo has established an enviable reputation as Canada's largest snack-cake manufacturer and the Quebec market leader in cereal bars.

In July 2006, we acquired the activities of Rondeau. This acquisition was strategically important because it allowed us to diversify the variety of bakery products which we offer and also provided an entry into the in-store bakery segment. In the course of the integration of those activities, we announced in March 2007 the closure of our Laval, Québec plant effective June 2007. The production will be transferred to our Ste-Marie, Québec facility and will allow us to optimize our operations and reduce production costs. We also integrated research and development as well as administration functions into the Saputo structure.

Stéphane Roy, STE-MARIE, BAKERY DIVISION







Claude Tardif, STE-MARIE, BAKERY DIVISION

Our focus since the acquisition has been on growing Rondeau sales by increasing our penetration in markets where they have historically been less well known, especially Ontario and the Atlantic provinces.

We are pleased of our employees' excellent work over the course of the fiscal year that helped us to improve our products, reduce costs and optimize production processes. Similarly, our employees introduced improvements that directly enhanced customer service and inventory management. This has laid the foundation for changes we are currently making to improve both the efficiency and performance of our distribution network.

PRODUCT INNOVATION CONTINUES TO BE AN IMPORTANT ELEMENT OF OUR STRATEGY IN THE BAKERY DIVISION

Product innovation continues to be an important element of our strategy in the Bakery Division, particularly as we launch new products that respond to changing customer preferences. We introduced a new muffin, *Igor* by *Vachon*, made of 100% whole grain with added nutritional elements and sold in portion sizes suited to young children. We also reformulated a variety of our *Vachon* products to reduce or eliminate trans fats, a change well received by our customers.

Our sales results for the year were very satisfactory, generally growing at a rate greater than that of the category. This was the case as well for products such as *HOP&GO!* which maintained its sales volumes even with lower promotional support than in previous years.

From left to right: Bridget Mooney, CALGARY, *Donald Goulet,* ST-LAURENT, *Emmanuel Costa and Annie Vincelette-Amyot*, ST-LÉONARD, DAIRY PRODUCTS DIVISION (CANADA)



A whole world worth sharing

SOCIAL RESPONSIBILITY

SINCE THE COMPANY'S HUMBLE BEGINNINGS, SAPUTO VALUES HAVE BEEN FOCUSED ON THE WELL-BEING OF PEOPLE AND COMMUNITIES, AS WELL AS ON ENVIRONMENTAL PROTECTION. AS A GLOBAL ORGANIZATION WHOSE PRODUCTS PROVIDE HEALTHY LIFESTYLE TO MILLIONS OF PEOPLE EVERY DAY, OUR VALUES REMAIN INTACT.

At Saputo, we are committed to meeting our social, economic and environmental responsibilities while contributing to society. These responsibilities begin with each and every employee within our organization and extend outward to our customers, suppliers, business partners and communities at large. We believe it is particularly important to support our youth, whose development, health and values will shape the future.

Meeting our social responsibilities is an important objective at Saputo and it involves employees at every level of the Company. As an organization, we feel we can make a difference in our society.

BEGINNING WITH OUR EMPLOYEES...

We strongly believe that our greatest asset is our workforce. Today, over 9,000 employees are proud to say that they are part of Saputo and we, in turn, are very proud of them.

Relationships among Saputo employees are based on mutual respect. We therefore have a responsibility to provide a workplace environment which is open to new ideas, stimulates creativity and fosters productivity and collaboration. This approach has enabled us to maintain a strong position within the market and remain innovative in terms of efficient operating practices.

Saputo also provides its employees with training, both on-the-job and in more formal educational settings. Consequently, our teams are well equipped to meet the challenges of an ever-changing environment. We strongly encourage internal promotions, allowing our employees to envision a meaningful career path.

Providing a safe workplace is a fundamental aspect of our relationship with employees. As such, they are involved in our initiatives aimed at preventing work-related injuries. As a team, we have a continuous and sustainable health and safety awareness focus that seeks out improvements and enhances performance. In addition, we follow comprehensive Health and Safety practices as well as Quality Assurance practices, both of which are regularly updated to include the latest and best practices.

Our employees assume their individual responsibilities by adhering to our Code of ethics, which defines how we deal with our colleagues, customers, suppliers and other members of society. The Code is an extension of our values, which have been at the heart of our business since its inception.

Finally, we encourage employees to actively contribute to our success and to reap the rewards of a job well done. In keeping with this philosophy, we have made it possible for many of our employees to become shareholders through our stock purchase plan. By participating in this program, employees directly share in the ownership and success of the Company.

BUILDING STRONG COMMUNITIES

As part of its community involvement, Saputo supports organizations that help young people become confident and responsible individuals, ready to make their own positive contributions to society. Our initiatives are focused on children's nutrition and physical activity, as well as entrepreneurship.

We have chosen to use our position as a food industry leader to promote healthy eating habits among children. Our involvement includes ongoing research and development aimed at creating products that meet or exceed current nutritional standards. We are also involved in supporting community-minded organizations.

For instance, Saputo is one of two major supporters of the Breakfast Clubs of Canada, an organization that shares our commitment to making a real difference in children's lives. Breakfast Clubs of Canada makes it possible for 220,000 children to participate in school nutrition programs across the country by providing the food they need to start their day in class well-nourished and ready to learn. We also help food banks in various regions where we do business through product donations and monetary contributions. These grassroot organizations distribute food to needy individuals and families who would otherwise be unable to get a satisfactory level of nutrition.

Furthermore, our company actively supports global organizations that contribute to the social development of young people faced with special challenges, such as the Make-A-Wish Foundation of America in the United States. This foundation gives children living with a life-threatening condition an opportunity to live a dream and experience hope and joy.

MEETING OUR SOCIAL RESPONSIBILITIES IS AN IMPORTANT OBJECTIVE AT SAPUTO AND IT INVOLVES EMPLOYEES AT EVERY LEVEL OF THE COMPANY. AS AN ORGANIZATION, WE FEEL WE CAN MAKE A DIFFERENCE IN OUR SOCIETY.

In Argentina, we support the Granja El Ceibo (El Ceibo Farm), an organization that helps handicapped children by giving them the opportunity to work, and in doing so, develop self-esteem and acquire tools to take control of their lives.

We also encourage physical activity. We believe it is beneficial for young people to participate in sports, as it allows them to learn and grow as individuals. Our commitment is based on the firm belief that a healthy diet, combined with physical activity, is essential to the balanced development of younger generations.

Saputo has a special involvement with soccer, which we believe, best embodies team spirit. This sport brings together people from different cultural backgrounds and fosters mutual understanding. Soccer is an ideal way to teach youngsters the basics of teamwork, which will be an essential element of their future personal and professional lives. It also has the advantage of being readily accessible to all.

Our contribution to this sport includes both professional and amateur soccer activity. At the professional level, we support the Montréal Impact soccer team, which competes in the First Division of the United Soccer League. Saputo is a founding partner of this non-profit organization, which is a source of entertainment and community spirit.

We also support the Québec Soccer Federation, the umbrella organization for all soccer associations in the province with close to 175,000 players. Through this partnership, we sponsor several tournaments, teams and soccer technique clinics.

Mariève Lepage, ST-LÉONARD, BAKERY DIVISION, *Samano Duy*, HEAD OFFICE *and the Saputo employees soccer league, Montréal area*







Traverssa Paola, TIO PUJIO, DAIRY PRODUCTS DIVISION (ARGENTINA)

A dedication to the well-being of communities

Given our roots, we are deeply committed to promoting entrepreneurship, which we believe helps individuals reach their full potential while supporting communities by creating or generating economic wealth. We therefore support the activities of Junior Achievement of Canada and other similar organizations in countries in which we are present.

Saputo believes in the creation of learning opportunities for children and youth. We contribute to the education of the future generation by offering a variety of scholarship programs and by supporting several higher education institutions.

Our employees also share our commitment and contribute to many of these programs either through direct contributions or by donating their time and expertise. We support their actions through both financial and product donations.

We also support employee initiatives that contribute to various organizations through activities carried out within the workplace, such as "Jeans on Fridays" and silent auctions that raise money for community associations. In addition, we support our employees who choose to become volunteers for various organizations.

CARING FOR OUR ENVIRONMENT

At Saputo, we have always believed that innovation and growth must be achieved in a sustainable and environmentally-friendly manner. Across our operations, we strive to mitigate the impact of our activities on the environment.

We have adopted and implemented an environmental policy and constantly monitor our performance to comply with prevailing environmental regulations and standards. Our measures include continuous updating and modernization of operating processes to optimize the use of raw materials and reduce waste. This is not new to us. For more than twenty-five years, we have been recovering whey and designing new dairy by-products that improve the use of raw materials.

We actively take part in research and development within the agrifood industry and participate in socially responsible product innovation. We have contributed to the development of a liquid lacto-fermented fertilizer for fruit and vegetables. This 100% natural product shows that innovation allows us to use our by-products in a way that has positive environmental impacts that extend far beyond our own operations.

At Saputo, we are proud of our history of delivering high quality food products that promote a healthy lifestyle and contribute to quality of life in our communities.

MANAGEMENT'S ANALYSIS

THE GOAL OF THE MANAGEMENT REPORT IS TO ANALYZE THE RESULTS OF AND THE FINANCIAL POSITION FOR THE YEAR ENDED MARCH 31, 2007. IT SHOULD BE READ WHILE REFERRING TO OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES. THE COMPANY'S ACCOUNTING POLICIES ARE IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES OF THE CANADIAN INSTITUTE OF CHARTERED ACCOUNTANTS. ALL DOLLAR AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED. THIS REPORT TAKES INTO ACCOUNT MATERIAL ELEMENTS BETWEEN MARCH 31, 2007 AND JUNE 5, 2007, THE DATE OF THIS REPORT, ON WHICH IT WAS APPROVED BY THE BOARD OF DIRECTORS OF SAPUTO INC. (COMPANY OR SAPUTO). ADDITIONAL INFORMATION ABOUT THE COMPANY, INCLUDING THE ANNUAL INFORMATION FORM FOR THE YEAR ENDED MARCH 31, 2007, CAN BE OBTAINED ON SEDAR AT WWW.SEDAR.COM.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This report, including the "Outlook" section, contains forward-looking information within the meaning of securities laws. These statements are based on our current assumptions, expectations and estimates, regarding projected revenues and expenses, the Canadian, US, Argentinean, German and United Kingdom (UK) economic environment, our ability to attract and retain clients and consumers, our operating costs and raw materials and energy supplies which are subject to a number of risks and uncertainties. Actual results could differ materially from the conclusion, forecast or projection stated in such forward-looking information. As a result, we cannot guarantee that any forward-looking statements will materialize. Assumptions, expectations and estimates made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in "Risks and Uncertainties". Forward-looking information contained in this report, including the "Outlook" section, is based on management's current estimates, expectations and assumptions, which management believes are reasonable as of the current date. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

GLOBAL OVERVIEW

Entering fiscal 2007, a common objective among Saputo employees was to seek the levels of profitability that all stakeholders have been accustomed to. This objective was met with great enthusiasm and determination by each and every one of Saputo's employees. Their efforts were the driving force behind the profitability levels attained in fiscal 2007, the highest ever in the Company's history. Given the progress made in fiscal 2007, combined with our relentless drive to improve all aspects of our operations, Saputo is well positioned for the future.

Fiscal 2007 also marked the first time an acquisition was completed by Saputo outside the Americas, with the acquired activities of Spezialitäten-Käserei De Lucia GmbH (De Lucia), in Germany, in April 2006, and with the acquisition of the activities of Dansco Dairy Products Limited (Dansco) in the UK in March 2007. These will strengthen our goal to become a world leader in the dairy industry. Saputo's operations are carried out in 46 plants and numerous distribution centers across Canada, the United States (US), Argentina, Germany and the UK.

In an increasingly challenging dairy industry, Saputo is proud to have maintained its position as the largest dairy processor in Canada, among the top five cheese producers in the US, and the third largest dairy processor in Argentina. On a worldwide scale, Saputo ranks as one of the top twenty dairy processors. Saputo is also the largest snack-cake manufacturer in Canada. These rankings should improve with the acquisition of the activities of Land O'Lakes West Coast industrial cheese business in the US (Land O'Lakes West Coast Acquisition). This business was acquired on April 2, 2007, after the fiscal year-end. The results do not include any activities from this acquisition.

Saputo is active in two sectors: Dairy Products, which accounts for 95.7% of consolidated revenues, and Grocery Products, with 4.3% of consolidated revenues. Saputo manufactures almost all of the products it commercializes.

Our Dairy Products Sector consists of the following: Canadian and Other Dairy Products Sector and US Dairy Products Sector. The Canadian and Other Dairy Products Sector is comprised of our Dairy Products Division (Canada), Dairy Products Division (Argentina), Dairy Products Division (Germany) and Dairy Products Division (United Kingdom). The US Dairy Products Sector consists of our Cheese Division (USA). Saputo's dairy products are available in all segments of the food market: retail, foodservice, and industrial.

The **retail** segment accounts for 55% of total revenues within the Dairy Products Sector. Sales are made to supermarket chains, mass merchandisers, convenience stores, independent retailers, warehouse clubs and specialty cheese boutiques under our own brand names as well as under private labels. Products manufactured and sold in this segment include dairy products as well as non-dairy products such as non-dairy creamers, juices and drinks. The increase in this segment compared to last fiscal year, is due mainly to increased retail sales from our Canadian and Other Dairy Products Sector.

The **foodservice** segment accounts for 33% of total revenues within the Dairy Products Sector. Sales are made to specialty cheeses and broad line distributors as well as to restaurants and hotels under our own brand names and various private labels. Through our Canadian distribution network, we also offer non-dairy products manufactured by third parties. We also produce dairy blends for fast-food chains. The acquisition of the activities of Dansco in the UK, toward the end of fiscal 2007, complements our existing activities in the foodservice segment.

The **industrial** segment accounts for 12% of total revenues within the Dairy Products Sector. Sales are made to food processors that use our products as ingredients to manufacture their products.

Through our Canadian, US, and Argentinean cheese manufacturing facilities, we also produce by-products such as lactose, whey powder and whey protein. Our Canadian and Argentinean facilities supply numerous international clients with cheese, lactose, whey powder, milk powder and whey protein.

With the Land O'Lakes West Coast Acquisition in the US, the split of our Dairy Products Sector segment revenues should be approximately 49% retail, 35% foodservice and 16% industrial, on a pro forma basis.

Our Grocery Product Sector consists of our Bakery Division which manufactures and markets snack-cakes, tarts, cereal bars, and also fresh cookies and tarts since the acquisition of the activities of Boulangerie Rondeau Inc. and Biscuits Rondeau Inc. (Rondeau) in July 2006. In the Canadian market, our products are sold almost exclusively in the retail segment, through supermarket chains, independent retailers, and warehouse clubs. The Bakery Division is also present in the US, through co-packing agreements whereby the Company manufactures products for third parties under brand names owned by such parties.

Financial Orientation

Over the past four fiscal years, Saputo has completed many acquisitions in an effort to grow its business and become a leader in the global dairy industry. Acquisitions were undertaken in Canada, US, Argentina, and more recently, in Europe. Due to our disciplined approach towards acquisitions and our core value of maintaining profitable growth, we have grown over this period our top and, more importantly, our bottom line. The results in fiscal 2007 demonstrate that Saputo has remained true to its commitment of profitable growth, and in questioning current operations and re-engineering work methods to create additional value for all employees, business partners, and shareholders.

With these values in place, Saputo's financial position continues to improve. Our strong cash flows have resulted in another dividend increase and in the implementation of a second share purchase program through a new normal course issuer bid. These strong cash flows also allow Saputo to continually invest in capital projects and in research and development activities to ensure the Company remains amongst the leaders in terms of technological advancement. In addition, Saputo continues to invest in its most valuable asset, its employees.

On a global scale, the dairy industry poses many challenges for Saputo. From creating new ways to increase profitability in a mature Canadian market, to adapting to the ever changing market conditions in the US and Argentina, and to integrating our newly acquired European and US operations, we are confident that our employees are up to these challenges and that they will succeed. In addition, we will continue to evaluate acquisition opportunities. The Company looks to fiscal 2008 with great anticipation and unrelenting focus.

Elements to consider when reading Management's Analysis for fiscal 2007

During fiscal 2007, we experienced solid financial performance:

- Net earnings totalled $238.5 million, up 24.2%
- Earnings before interest, income taxes, depreciation, amortization and devaluation (EBITDA) totalled $426.3 million, up 16.5%
- Revenues reached $4.001 billion, down 0.5%
- Cash flows generated by operations totalled $343.5 million, up 14.7%

The improved results in fiscal 2007 are due mostly to our Canadian and Other Dairy Products Sector. Benefits derived from prior year rationalization activities undertaken in our Canadian operations, sales volume increases in both our Canadian and Argentinean operations, along with benefits resulting from a more favourable by-product market explain the improved results. These improvements offset rationalization costs of approximately $2.1 million for the closure of our Vancouver, British-Columbia facility and our Boucherville, Quebec facility. In addition, our Argentinean operations incurred additional charges with regards to increases in the export tax in comparison to the last fiscal year.

The results from our US Dairy Products Sector also improved in fiscal 2007. Significant measures undertaken by the Company to counteract adverse market conditions, along with improved efficiencies, offset the negative impacts from a lower average block market per pound of cheese, and a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material. The overall average block market per pound of cheese in fiscal 2007 of US$1.26 was US$0.16 lower compared to US$1.42 for last fiscal year. This downward trend created a negative effect on the absorption of fixed costs. With regards to inventories, the block market had a favourable impact on their realization. All market factors combined had a negative impact of approximately $20 million on EBITDA. The division also incurred rationalization costs of approximately $1.3 million for the closure of our Peru, Indiana facility.

The results of fiscal 2007 from our Grocery Products Sector remained relatively stable in comparison to fiscal 2006. Decreased marketing expenditures and the inclusion of Rondeau, acquired on July 28, 2006, offset lower EBITDA due to increased raw material and other costs, and lower EBITDA resulting from reduced revenues from our co-packing agreements for the manufacturing of products for the US market in comparison to the last fiscal year. Also included in fiscal 2007, are rationalization charges of approximately $0.6 million for the closure of our Laval, Quebec facility.

In fiscal 2006, the Company wrote down the value of its portfolio investment by $10 million, and in addition, a dividend of $1.0 million during fiscal 2006 was accounted for as a reduction of the cost of the investment. The write-down had an after-tax effect of approximately $8 million. An evaluation of the fair value of the portfolio investment was also performed in fiscal 2007. The evaluation concluded that the carrying value on the March 31, 2007 balance sheet is appropriate and no write-down was required in fiscal 2007.

Included in the results of fiscal 2006, were rationalization charges of approximately $2 million in our Canadian and Other Dairy Products Sector for the closure of our Harrowsmith, Ontario facility, and approximately $3.3 million in our US Dairy Products Sector for the closure of our Whitehall, Pennsylvania facility.

In fiscal 2007 the Company benefited from a one-time tax reduction to adjust future tax balances, due to a reduction in Canadian federal tax rates, thus increasing net earnings by approximately $6 million. In fiscal 2006, the Company recorded tax benefits resulting from prior tax losses available for our Argentinean operation of approximately $4 million. The Company also recorded in fiscal 2006 a tax charge of approximately $2 million to adjust future tax balances due to an increase in Canadian provincial tax rates.


05
06
07

2007
4,000.1
2006
4,022.2
2005
3,883.1

REVENUES
(in millions of dollars)


05
06
07

2007
426.3
2006
366.0
2005
407.8

EBITDA
(in millions of dollars)


05
06
07

2007
238.5
2006
192.1
2005
232.1

NET EARNINGS
(in millions of dollars)


05
06
07

2007
343.5
2006
299.6
2005
268.7

CASH FLOWS GENERATED BY OPERATIONS
(in millions of dollars)

Selected consolidated financial information

Years ended March 31

(in thousands of dollars, except per share amounts and ratios)		2007	2006	2005
Statement of earnings data				
Revenues	Dairy Products Sector			
	Canada and Other	$ 2,794,099	$ 2,651,402	$ 2,415,541
	United States	1,036,830	1,206,601	1,308,735
		3,830,929	3,858,003	3,724,276
	Grocery Products Sector	170,051	164,207	158,793
		$ 4,000,980	$ 4,022,210	$ 3,883,069
Cost of sales, selling and administrative expenses				
	Dairy Products Sector			
	Canada and Other	$ 2,477,013	$ 2,389,809	$ 2,171,380
	United States	953,940	1,128,301	1,171,692
		3,430,953	3,518,110	3,343,072
	Grocery Products Sector	143,695	138,135	132,238
		$ 3,574,648	$ 3,656,245	$ 3,475,310
EBITDA[1]	Dairy Products Sector			
	Canada and Other	$ 317,086	$ 261,593	$ 244,161
	United States	82,890	78,300	137,043
		399,976	339,893	381,204
	Grocery Products Sector	26,356	26,072	26,555
		$ 426,332	$ 365,965	$ 407,759
	EBITDA margin (%)	*10.7%*	*9.1%*	*10.5%*
Depreciation of fixed assets				
	Dairy Products Sector			
	Canada and Other	$ 36,163	$ 34,146	$ 29,743
	United States	29,849	29,881	31,175
		66,012	64,027	60,918
	Grocery Products Sector	6,104	5,334	5,147
		$ 72,116	$ 69,361	$ 66,065
Operating income				
	Dairy Products Sector			
	Canada and Other	$ 280,923	$ 227,447	$ 214,418
	United States	53,041	48,419	105,868
		333,964	275,866	320,286
	Grocery Products Sector	20,252	20,738	21,408
		$ 354,216	$ 296,604	$ 341,694
Devaluation of portfolio investment		–	10,000	–
Interest on long-term debt		22,603	24,474	28,026
Other interest, net of interest income		(3,498)	(644)	1,064
Earnings before income taxes		335,111	262,774	312,604
Income taxes		96,644	70,672	80,459
Net earnings		$ 238,467	$ 192,102	$ 232,145
Net earnings margin (%)		*6.0%*	*4.8%*	*6.0%*
Net earnings per share		$ 2.30	$ 1.83	$ 2.23
Diluted net earnings per share		$ 2.28	$ 1.82	$ 2.20
Dividends declared per share		$ 0.80	$ 0.72	$ 0.60
Balance sheet data				
Total assets		$ 2,488,367	$ 2,253,933	$ 2,133,072
Long-term debt (including current portion)		$ 254,033	$ 291,846	$ 302,521
Shareholders' equity		$ 1,533,018	$ 1,402,543	$ 1,315,850
Statement of cash flows data				
Cash flows generated by operations		$ 343,501	$ 299,567	$ 268,676
Amount of additions to fixed assets, net of proceeds on disposal		$ 72,319	$ 92,868	$ 76,345

[1] Measurement of results not in accordance with Generally Accepted Accounting Principles.
The Company assesses its financial performance based on its EBITDA, this being earnings before interest, income taxes, depreciation, amortization and devaluation of portfolio investment. EBITDA is not a measurement of performance as defined by Generally Accepted Accounting Principles in Canada, and consequently may not be comparable to similar measurements presented by other companies. Reference is made to the section entitled "Measurement of results not in accordance with Generally Accepted Accounting Principles".

Saputo's **consolidated revenues** totalled $4.001 billion, a decrease of $21.2 million or 0.5% compared to $4.022 billion for fiscal 2006. The decrease is attributed to our US Dairy Products Sector, whose revenues decreased by approximately $170 million. An average block market per pound of cheese of US$1.26 in fiscal 2007, compared to US$1.42 in fiscal 2006, negatively affected revenues by approximately $84 million. The appreciation of the Canadian dollar in fiscal 2007 eroded approximately $48 million in revenues in comparison to last fiscal year. Sales volumes decreased by 5.9%, due to the closure of the Peru, Indiana facility in May 2006. Excluding this closure, sales volumes remained relatively stable in fiscal 2007 in comparison to last fiscal year. Revenues from our Canadian and Other Dairy Products Sector increased by approximately $143 million in comparison to last year. Higher selling prices in our Canadian operations, in accordance with the increase in the cost of milk as raw material, increased sales volumes from our Canadian fluid milk activities and Argentinean operations, additional revenues due to a more favourable by-products market, and the inclusion of our German operations, acquired on April 13, 2006, explain the increased revenues in this sector. These factors offset the erosion of revenues from our Argentinean operations due to the appreciation of the Canadian dollar. Revenues from our Grocery Products Sector increased by approximately $6 million in comparison to last fiscal year. Additional sales volumes intended for the Canadian market and the inclusion of Rondeau, acquired on July 28, 2006, offset lower revenues generated by our co-packing agreements for the manufacturing of products for the US market.

Consolidated earnings before interest, income taxes, depreciation, amortization and devaluation (EBITDA) amounted to $426.3 million in fiscal 2007, an increase of $60.3 million or 16.5% compared to the $366.0 million for fiscal 2006. The increase is attributed essentially to our Canada and Other Dairy Products Sector, whose EBITDA increased by $55.5 million to $317.1 million in comparison to $261.6 million for fiscal 2006. This increase is mainly attributed to the benefits derived from rationalization activities undertaken in our Canadian operations during prior years, along with increased sales volumes from our Canadian fluid milk activities and Argentinean operations in comparison to last fiscal year. The sector also benefited from a more favourable by-products market. The EBITDA of our Argentinean operations continues to be negatively affected by the appreciation of the Canadian dollar, as well as the previously reported changes in the export tax. Both factors negatively affected EBITDA by approximately $4 million compared to the previous fiscal year. During fiscal 2007, rationalization charges of approximately $2.1 million were taken for the closure of our Vancouver, British Columbia facility and our Boucherville, Quebec facility. Fiscal 2006 included a rationalization charge of approximately $2.0 million for the closure of our Harrowsmith, Ontario facility. The EBITDA of our Dairy Products Division (Germany) and our Dairy Products Division (United Kingdom) had a minimal effect on the sector's EBITDA.

The EBITDA of our US Dairy Products Sector amounted to $82.9 million, an increase of $4.6 million in comparison to $78.3 million for last fiscal year. Significant efforts were undertaken by the sector to increase EBITDA, such as improving operational efficiencies, increasing selling prices, reducing promotional, energy, packaging and ingredients costs, and reducing the cost associated with milk handling. These efforts increased EBITDA by approximately $22 million in fiscal 2007 compared to fiscal 2006. The division also benefited from the revisions to the milk pricing formulas from both the California Department of Agriculture, effective November 1, 2006 as well as the US Department of Agriculture, effective February 1, 2007. These positive factors offset reductions in EBITDA due to the negative market conditions. An average block market per pound of cheese of US$1.26 in fiscal 2007 was lower than US$1.42 in fiscal 2006, causing a negative effect on the absorption of our fixed costs. In addition, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material was observed this fiscal year compared to last fiscal year. With regards to inventories, the market factors had a favourable impact on their realization. These factors combined had a negative impact of approximately $20 million on EBITDA. The rise of the Canadian dollar eroded approximately $3.4 million from the current year's EBITDA. In fiscal 2007, the division incurred approximately $1.3 million of rationalization charges, in relation to the closure of our facility in Peru, Indiana. In fiscal 2006, the division incurred approximately $3.3 million of rationalization charges in relation to the closure of our facility in Whitehall, Pennsylvania.

The EBITDA of our Grocery Products Sector increased slightly to $26.4 million in the current fiscal year from $26.1 million in fiscal 2006. Decreased marketing expenditures and the inclusion of Rondeau, acquired on July 28, 2006, increased EBITDA by approximately $5 million in fiscal 2007. This increase was offset by increased raw material and other costs, and lower EBITDA resulting from reduced revenues generated by our co-packing agreements for the manufacturing of products for the US market in comparison to last fiscal year. The Grocery Products Sector also incurred in fiscal 2007 approximately $0.6 million of rationalization charges in relation to the closure of its facility in Laval, Quebec.

The consolidated EBITDA margin increased from 9.1% in fiscal 2006 to 10.7% in fiscal 2007. This increase is due to higher EBITDA margins achieved by essentially all sectors in fiscal 2007 in comparison to fiscal 2006.

Depreciation expense totalled $72.1 million in fiscal 2007, an increase of $2.7 million over $69.4 million in fiscal 2006. The increase is mainly attributed to capital expenditures undertaken in the prior and current years in all sectors, more predominantly in our Canadian and Other Dairy Products Sectors. The acquisitions completed in fiscal 2007 also explain the increased depreciation. These increases offset lower depreciation from our Cheese Division (USA) and our Dairy Products Division (Argentina) as a result of the appreciation of the Canadian dollar.

In fiscal 2006, the Company wrote down the value of its **portfolio investment** by $10.0 million, negatively affecting net earnings before income taxes. In addition, a dividend of $1.0 million received during fiscal 2006 was accounted for as a reduction of the cost of the investment. These actions were deemed necessary following an evaluation of the fair value of the investment. The write-down had an after-tax effect of approximately $8 million in fiscal 2006. The same evaluation was performed in fiscal 2007. The conclusion was that no write-down was necessary in fiscal 2007.

Net interest expense amounted to $19.1 million in fiscal 2007 compared to $23.8 million in fiscal 2006. The decrease is due to additional interest revenue generated from excess cash on hand in fiscal 2007 compared to fiscal 2006, the appreciation of the Canadian dollar and the repayment of the US$30 million of long-term debt.

Income taxes totalled $96.6 million in fiscal 2007 for an effective tax rate of 28.8%, compared to $70.7 million for an effective tax rate of 26.9% in fiscal 2006. During fiscal 2007, the Company benefited from a one-time tax reduction of approximately $6 million to adjust future tax balances, due to a reduction in Canadian federal tax rates. In fiscal 2006, the Company recorded a tax benefit of approximately $4 million resulting from prior tax losses available for our Argentinean operations. Also in fiscal 2006, the Company recorded a tax charge of approximately $2 million to adjust future tax balances due to an increase in Canadian provincial tax rates. Excluding these tax adjustments, the effective tax rate for fiscal 2007 was 30.6% in comparison to 27.7% in fiscal 2006. Our income tax rate varies and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates. During the fiscal year, a proposed change with retroactive effect to a Canadian provincial tax legislation was effectively enacted. A tax assessment for an amount of approximately $12 million was issued as a result of the enactment. The Company has legal basis to believe that it will not have to pay such tax assessment. Therefore, no amount relating to this assessment has been included in the March 31, 2007 financial statement.

Net earnings for the year ended March 31, 2007 totalled $238.5 million, an increase of $46.4 million or 24.2% compared to $192.1 million in fiscal 2006. The increase is due to the factors mentioned above.

INFORMATION BY SECTOR

CANADIAN AND OTHER DAIRY PRODUCTS SECTOR

The sector is comprised of our Dairy Products Division (Canada), Dairy Products Division (Argentina), Dairy Products Division (Germany), and Dairy Products Division (United Kingdom).


2007
2,794.1
2006
2,651.4
2005
2,415.5
05
06
07

REVENUES


2007
317.1
2006
261.6
2005
244.2
05
06
07

EBITDA

Revenues (Canadian and Other Dairy Products Sector)

Revenues from the Canadian and Other Dairy Products Sector amounted to $2.794 billion, an increase of $142.7 million compared to $2.651 billion for fiscal 2006. The increase in revenues is distributed as follows: approximately $94 million is attributed to our Dairy Products Division (Canada), approximately $31 million is attributed to our Dairy Products Division (Germany), approximately $17 million is attributed to our Dairy Products Division (Argentina), and approximately $1 million is attributed to our newly acquired Dairy Products Division (United Kingdom).

The $94 million increase in revenues from our Dairy Products Division (Canada) is attributable to three main factors. Approximately $53 million relates to higher selling prices in accordance with the increase of the cost of milk as raw material. In addition, we enjoyed volume growth in most categories, especially in fluid milk and cream. Continuing the trend from our previous fiscal year, we increased sales volume in our core category of fluid milk as we further penetrated those regions where we are less prevalent. Our sales volume for our fluid milk category increased by 3.3%. Last fiscal year, the same increase was 2.9%. Finally, our industrial segment contributed to the revenue increase through higher by-products sales due to a more favourable by-product market. These increases offset lower sales volume from certain less profitable products in our Canadian retail and industrial cheese segments.

Our pricing, rebating and discounting practices in all segments were unchanged throughout the fiscal year.

The Company produces about 37% of all the natural cheese manufactured in Canada and remains the leader in the industry. On the fluid milk side, Saputo's production accounts for approximately 22% of the Canadian total.

In the **retail** segment, most product categories within the Canadian dairy market are relatively stable in terms of per capita consumption. Therefore, we rely on product innovations and enhancements to fuel our sales development. Our continuous efforts in the growing specialty cheese category are fruitful and have enabled us to capitalize on numerous opportunities. Our sales volume growth in the soft cheese category demonstrates that we are heading in the right direction and we expect the consumer's enthusiasm for these products to continue. In fiscal 2007, we continued towards the development of value added product categories. Our efforts in this regard are yielding positive results. *Milk 2 Go/Lait's Go* is a good example of a Saputo innovation that has delivered several years of sales growth and became the number one brand in Canada as Single Serve Plastic Beverage[1] in its segment. Other examples include *Shape* diet yogurt and a variety of new cheeses launched under our *Saputo* and *Armstrong* brands. The retail segment sales accounts for 64% of revenues in our Dairy Products Division (Canada). This percentage remains unchanged as compared to the prior fiscal year.

The **foodservice** segment remained relatively stable compared to the previous fiscal year and represents 32% of revenues in our Dairy

[1] Source: ACNielsen, Brand Overview, Total Single Serve Milk, Milk Shakes, 500mL or Under, Plastic Bottle (Control Label Excluded), 52 weeks ending September 2, 2006.

Products Division (Canada). We are working closely with our customers in order to better satisfy their needs and helping to maintain and develop a strong relationship to grow our business. The largest volume increase in this segment was in the fluid milk and cream category. Our specialty cheese team has continued to successfully introduce their products, thus increasing volume.

The industrial segment accounts for 4% of revenues in our Dairy Products Division (Canada), relatively stable in comparison to last fiscal year. This segment is comprised of cheese sales as well as by-product sales. Our increase in revenues is attributable to a more favourable by-product market and higher sales volumes versus last fiscal year.

The $17 million revenue increase from our Dairy Products Division (Argentina) in fiscal 2007 compared to fiscal 2006 is due to increased sales volumes mainly from our export sales. Our export market enjoyed sales volume increases and higher market prices. Sales volumes of our cheese products destined for the domestic market also showed an increase in fiscal 2007 compared to the prior fiscal year. These increases offset the erosion of revenues in fiscal 2007 due to the appreciation of the Canadian dollar.

Revenues from our Dairy Products Division (Germany) are in line with our pre-acquisition expectations. The acquisition of our Dairy Products Division (United Kingdom) was completed on March 23, 2007, and our results only reflect one week of revenues.

EBITDA (Canadian and Other Dairy Products Sector)

Our earnings before interest, income taxes, depreciation and amortization (EBITDA) totalled $317.1 million for the fiscal year ending March 31, 2007, an increase of 21.2% compared to $261.6 million for the previous fiscal year. The EBITDA margin increased from 9.9% in fiscal 2006 to 11.3% in fiscal 2007. The margin improvement is the result of better margins from both our Dairy Products Division (Canada) and our Dairy Products Division (Argentina).

The Dairy Products Division (Canada) had a strong performance this fiscal year in comparison to last fiscal year, benefiting from prior years' operational rationalizations. These rationalization measures, an integral part of our commitment to being a low cost producer, have allowed our manufacturing facilities to become more specialized and efficient.

On July 21, 2006, we completed the closure of our cheese manufacturing plant in Harrowsmith, Ontario. In addition, on March 7, 2007, we announced the closure of two plants, one cheese manufacturing plant in Vancouver, British Columbia (closed as of March 31, 2007) and one cutting and wrapping facility in Boucherville, Quebec (closure completed during the first quarter of fiscal 2008). These decisions are part of the Company's continual analysis of its overall activities and the implementation of measures aimed at improving its operational efficiency. As part of this process, the Company plans to invest approximately $10 million in fixed assets in fiscal 2008 mainly to enhance automation within our Canadian plants.

As a result of these rationalizations, the Company expects annual EBITDA savings of approximately $4.8 million, and approximately $3 million for fiscal 2008. In fiscal 2007, rationalization charges of approximately $2.1 million were incurred for the closure of the two facilities mentioned above. The EBITDA for fiscal 2006 included a rationalization charge of approximately $2.0 million for the closure of our Harrowsmith, Ontario facility.

The increase in EBITDA during fiscal 2007 clearly reflects better efficiencies throughout our manufacturing plants. In addition, savings generated through logistics optimization contributed positively to the increased EBITDA. Furthermore, a strong by-product market in fiscal 2007 had a positive impact on EBITDA of approximately $11 million compared to fiscal 2006.

The EBITDA of our Dairy Products Division (Argentina) performed well in fiscal 2007. Additional EBITDA generated from increased sales volumes, and benefits derived from capital investments in the current and prior years offset the negative impacts from the increased export tax as well as the appreciation of the Canadian dollar.

The EBITDA of our Dairy Products Division (Germany) and our Dairy Products Division (United Kingdom) had a minimal effect on our consolidated financial statements.

Outlook (Canadian and Other Dairy Products Sector)

Fiscal 2007 has been a successful year. The years to come will benefit from the optimization of our production facilities through the closure of our Vancouver and Boucherville plants, but also through the investment in automation planned for fiscal 2008. These investments will allow us to remain a low cost producer and competitive within the industry.

In fiscal 2008, we will continue to concentrate on all areas of our business and increase marketing efforts to launch value added products that generate higher margins throughout the chain while providing a true benefit to our consumers and customers. We will also continue to support our core brands in an effort to maintain our position in the market.

We believe that the market for specialty cheeses offers good potential for growth. Our dedicated specialty cheese resources are well positioned to capitalize on this potential. We consider innovation as a primary focus in order to be able to offer products that meet the needs of today's consumers. Accordingly, we are allocating resources to new product innovations that will allow us to secure and build long-term relationships with both our customers and our consumers.

We see excellent opportunities for innovation in several dairy categories, including milk, cream, yogurt and cheese. Accordingly, we are planning to launch a variety of value added products in these categories during fiscal 2008. Moreover, we will support our product innovations via advertising and promotional programs throughout fiscal 2008.

The Company is constantly evaluating its production capacity in all categories of products. Our goal is to ensure that the right product is produced at the right place. Our excess production capacity stands at 31% in our Canadian cheese activities and 36% in our Canadian fluid milk activities.

As the capital expenditures have been completed, our focus in our Dairy Products Division (Argentina) will be on ensuring costs are maintained at minimal levels. We will also evaluate our product mix, along with its respective distribution channels, in order to further improve our customer service. Our goal is to continue the growth of our domestic and export activities. We plan to increase our sales volumes, the variety of products offered, and the locations served.

The goal in fiscal 2008 for our Dairy Products Division (Germany) and our Dairy Products Division (United Kingdom) will be to continue the integration of these operations within Saputo. We will also focus on these operations to obtain a better understanding of the European market.

US DAIRY PRODUCTS SECTOR

Cheese margins in the US dairy industry are heavily influenced by government regulation. In most cases, regulations dictate the minimum price that must be paid for milk. The minimum milk price is derived from formulas based on the value of basic commodities such as cheddar cheese, butter, dry whey and nonfat dry milk. The formulas provide an allowance intended to cover manufacturing expense and profit. The allowance is fixed and seldom updated by government for periodic increases in manufacturing expenses. In November 2006 the State of California reduced its manufacturing milk price by approximately US$0.42 per hundredweight and in late February 2007, the United States Department of Agriculture followed suit with a US$0.25 reduction effective February 1, 2007. In both cases, the amounts were less than those expected by the industry. As previously mentioned, one of the primary inputs in the formulas that establish the minimum price for milk is the value of dry whey. This is without regard to the fact that relatively few cheese manufacturers produce that commodity. Most have migrated to the production of more sophisticated whey products. Once a whey strategy is decided, it is generally not economically feasible to switch back and forth between alternative products. From the middle of calendar 2006 through the middle of fiscal 2007, the market for dry whey had been averaging about 40% above historic levels. In late calendar 2006 and early 2007, the dry whey market skyrocketed to unprecedented levels of more than three times the historic average. This high dry whey price has driven up milk prices beyond the economic return attainable from other cheese by-products.

Despite these challenges in fiscal 2007, our Cheese Division (USA) was able to deliver significant improvements over fiscal 2006.

2007
1,036.8
2006
1,206.6
2005
1,308.7
05
06
07



2007
82.9
2006
78.3
2005
137.0
05
06
07

Revenues (US Dairy Products Sector)

Revenues from our US Dairy Products Sector totalled $1.037 billion in fiscal 2007, a decrease of $169.8 million in comparison to $1.207 billion for fiscal 2006. The lower average block market per pound of cheese this fiscal year had a negative impact of approximately $84 million on revenues. The average block market per pound of cheese during fiscal 2007 was US$1.26, a US$0.16 decrease from the US$1.42 in fiscal 2006. The appreciation of the Canadian dollar throughout the fiscal year negatively affected revenues by approximately $48 million. Sales volumes were 5.9% lower than fiscal 2006 primarily as the result of closing our Peru, Indiana facility in May 2006. The volume decline was concentrated in the industrial channel, which felt the majority of the impact of the Peru closure. Retail sales volumes increased 1.5% over last year while foodservice sales volume remained relatively stable. Our volumes increased in many of our cheese types with notable increases in string and feta.

Our pricing, rebating and discounting practices in all segments were unchanged throughout the fiscal year.

The retail segment accounts for 31% of our total sales volume in the US, slightly higher than the previous fiscal year. In the last fiscal year, we concentrated our marketing efforts on supporting our brands with distinctive promotions, and product advertising to grow market share in several highly competitive retail cheese categories. *Frigo Cheese Heads* continues to be the number one brand of string cheese in the US along with the *Treasure Cave* blue cheese brand[1].

The foodservice segment accounts for 48% of our total sales volume in the US, slightly higher than that of last fiscal year. To support our growing foodservice segment, we implemented an awareness building plan through print advertising in key trade publications, and the launch of a website focused on that segment. During the fiscal year, we managed to maintain volume despite the necessity of implementing further price increases to offset the adverse industry economics, thanks to the quality of our products, our customer service, and most importantly, our people.

The industrial segment represents 21% of our total sales volume in the US, which is lower than last fiscal year because of the Peru, Indiana closure. Products in the industrial segment also include whey by-products, sweetened condensed milk and eggnog. Prices of by-products in the international market were even stronger in fiscal 2007 compared to an already strong market in fiscal 2006.

EBITDA (US Dairy Products Sector)

During fiscal 2007, earnings before interest, income taxes, depreciation and amortization totalled $82.9 million, a $4.6 million or 5.9% increase compared to $78.3 million posted in fiscal 2006. Major strides were made during the fiscal year with respect to improved operational efficiencies, increased selling prices, and the reduction of the cost associated with milk handling. The sum of these efforts resulted in approximately $15 million improvement in EBITDA in fiscal 2007 compared to fiscal 2006. In addition, the division spent approximately $4 million less on promotional costs and approximately $3 million less on energy, packaging and ingredients costs during the current fiscal year. Finally, the reduction of the manufacturing milk price of approximately US$0.42 per hundredweight by the state of California and approximately US$0.25 per hundredweight by the United States Department of Agriculture improved EBITDA by approximately $3 million during fiscal 2007.

These efforts offset the negative market conditions that existed throughout fiscal 2007. The "spread" or margin between the average block market per pound of cheese and the cost of milk as raw material was actually lower than that of fiscal 2006 which had

[1] Source: Information Resources, Inc. (IRI), 52 weeks ending March 25, 2007, Total US FDMW.

been the lowest in the past 25 years. The spread was adversely impacted by the unprecedented high market value of dry whey, which impacts the price of milk as raw material. The overall average block market per pound of cheese of US$1.26 this fiscal year was lower compared to US$1.42 of last fiscal year. This eroded our EBITDA by reducing the basis for absorption of our fixed costs. Fortunately, the cheese market rose gradually through much of the fiscal year. When the market is rising, cheese produced at a lower cost is subsequently sold at a higher sales price. Fiscal 2007 commenced with a block market per pound of cheese at US$1.17 and ended at US$1.42, while fiscal 2006 started at US$1.62 and ended at US$1.17. The rising market created a favourable impact on the realization of inventories. These combined factors had a negative impact of approximately $20 million. The appreciation of the Canadian dollar created a shortfall in EBITDA of approximately $3.4 million. Rationalization costs for the closure of our Peru, Indiana facility of approximately $1.3 million were incurred in fiscal 2007. Included in fiscal 2006 was a rationalization charge of $3.3 million for the closure of our facility in Whitehall, Pennsylvania.

Outlook (US Dairy Products Sector)

On April 2, 2007, we completed the Land O'Lakes West Coast Acquisition. This business employs approximately 530 people in Tulare, California and its operations consist of manufacturing, selling, shredding and blending of mostly mozzarella and provolone cheese products. In 2006, the activities related to the Land O'Lakes West Coast Acquisition generated annual sales of approximately US$415 million. In connection with this transaction, Saputo secured a long-term milk supply agreement for approximately two billion pounds of milk annually.

This transaction will enable our Cheese Division (USA) to grow significantly in enhancing the capability of serving all customers regardless of size. This business, which represents almost half of our existing US activities, is also equipped with a by-product drying facility that provides us with greater flexibility in our US operations. Much of our focus for the next fiscal year will be concentrated on the successful integration of these activities into the Cheese Division (USA). As always, instilling the culture and values of Saputo will be of utmost importance. In the months to follow, we will undertake an extensive analysis of the cost structure looking to optimize synergies between the new business and our existing activities. Customer relationships and practices will be transitioned over time to mirror those of our existing US business.

Given the increasing world demand for dairy proteins, we expect another challenging year in the context of the US dairy market. The cost of milk is again expected to be high relative to the value of cheese. We will continue to work toward mitigating the adverse market impacts by improving efficiencies, innovating, and providing quality products and services to customers.

There will be exciting new product developments in the coming year, some of which will employ technology from our new German division. During fiscal 2008, we will relaunch our *Frigo Cheese Heads* string cheese with an improved texture, flavour and new packaging. We will also focus on our specialties including hard Italian, blue and *Lorraine* cheeses. As always, we approach the new year with energy and optimism while respecting the difficulty of the challenges ahead.

GROCERY PRODUCTS SECTOR

The Grocery Products Sector consists of the Bakery Division and accounts for 4.3% of the revenues of the Company.


2007
170.1
2006
164.2
2005
158.8
05
06
07


2007
26.4
2006
26.1
2005
26.6
05
06
07

Revenues (Grocery Products Sector)

Revenues for the Grocery Products Sector totalled $170.1 million for the fiscal year ended March 31, 2007, a $5.9 million increase compared to the previous fiscal year. The increase is due to a combination of higher Canadian sales volumes and the inclusion of Rondeau, partly offset by a reduction in sales volumes from our co-packing agreements for the manufacturing of products for the US market.

Our Canadian sales volumes showed an increase of 6.4%. This increase is due to the following factors: the inclusion of Rondeau, acquired in July 2006, an improved product offering and a better execution of our marketing programs both at the store level and in our promotional activities. In Canada, despite an ever increasing competition and a static market, we increased our market share.

During the fiscal year, we have actively supported our brands. The sector in which we are present requires innovation and the necessity to constantly adapt our product offering on a seasonal basis. During fiscal 2007, we have introduced 26 new products, including four under the *Rondeau* brand name. As an example, the following products have been introduced under the *Vachon* brand: the gorilla-shaped muffin *Igor*, 100 calories Half *Jos Louis* as well as mini *Half moon* and Maple *Mille Feuilles*. At the beginning of fiscal 2007, we also launched *HOP&GO!* Multigrains available in four different flavours.

In the US, we concentrated our efforts in developing co-packing agreements. Unfortunately our efforts did not bear fruit, as we saw a decline in sales volumes.

EBITDA (Grocery Products Sector)

The EBITDA for our Grocery Products Sector totalled $26.4 million for fiscal 2007, a $0.3 million increase as compared to the last fiscal year. Decreased marketing expenditures in relation to the *HOP&GO!* brand in Ontario and in the Maritimes and the inclusion of Rondeau, acquired on July 28, 2006, increased EBITDA by approximately $5 million. This increase was offset by higher manufacturing costs, mainly related to ingredients, packaging, labor and energy and lower EBITDA resulting from reduced revenues generated by our co-packing agreement for the manufacturing of products for the US market. EBITDA margin went from 15.9% in fiscal 2006 to 15.5% in fiscal 2007. This decrease is the result of the inclusion of revenues from Rondeau, which generates a lower EBITDA margin than the rest of the division. The Grocery Products Sector also incurred in fiscal 2007 approximately $0.6 million of rationalization charges in relation to the closure of our Laval, Quebec facility announced on March 29, 2007. During the prior fiscal years, our investment in fixed assets have allowed us to increase our operational efficiency by different automation and robotization projects. The savings related to these investments have partly offset the increase in the previously mentioned costs.

OUTLOOK (Grocery Products Sector)

The *Vachon* product portfolio has managed not only to retain its clientele but also has showed a slight increase. Even though brand recognition of these products is quite high, we will focus our marketing and sales efforts behind this brand which is the core of the Bakery division. Our main objective remains the same: respond to consumers needs with healthier products in both the indulgent and nutritious products category such as *HOP&GO!* and *Igor* product lines. These products benefit from an excellent reputation and a dedicated consumer base and will receive the necessary attention required for their development.

The product portfolio of fresh cookies and tarts from the acquisition of Rondeau will see the introduction of new flavours. Our attention will mainly be directed towards the penetration of these products in Ontario as well as in Atlantic and Western Canada. In June 2007, we will be closing our fresh cookies manufacturing plant in Laval, Quebec. The activities of that plant will be integrated in our Ste-Marie plant, as announced in March 2007.

Fiscal 2008 will be the third year of our three year program for the development and the redeployment of our brands. As mentioned in the previous fiscal year, our program spending in fiscal 2008 will be identical to the amount spent in fiscal 2007, being $2.5 million with a total representing $10 million over the life of the 3-year program. In the US, we will maintain the same approach and seek to improve the development of our co-packing business.

LIQUIDITY

Cash generated by operating activities before changes in non-cash working capital items amounted to $313.6 million for fiscal 2007, an increase of $48.2 million compared to $265.4 million in fiscal 2006. During fiscal 2007, non-cash working capital items generated $29.9 million, in comparison to $34.2 million generated in fiscal 2006. The higher funds generated from non-cash working capital items in fiscal 2006 were due to inventory reductions in our Canadian and US dairy operations due to lower cheese production in Canada and a lower average block market per pound of cheese in the US. In fiscal 2007, the generation of funds was due mainly to reduced inventories as a result of improved inventory management in our Canadian and Argentinean dairy operation.

In **investing activities**, the Company acquired in fiscal 2007 the activities of De Lucia, Rondeau and Dansco for a combined purchase price of $31.8 million. The Company added $76.1 million in fixed assets, of which nearly 22% went into the replacement of fixed assets. The remaining funds were used to implement new technologies, as well as to expand and increase certain manufacturing capacities. The total fixed asset spending is on target when compared to our original fiscal 2007 budget of $76 million. The Company also disposed of unused assets in fiscal 2007 for total proceeds of $3.8 million.

As for **financing activities** in fiscal 2007, the Company increased the use of its bank loans by $93.7 million, essentially for the Land O'Lakes West Coast Acquisition, which occurred immediately following fiscal 2007. In fiscal 2007, the Company also repaid $33.8 million of long-term debt, issued shares for a cash consideration of $20.9 million, as part of the stock option plan, purchased share capital totalling $50.7 million in accordance with the normal course issuer bid, and paid $80.7 million in dividends.

FINANCIAL RESOURCES

As at March 31, 2007, the Company's working capital stood at $521.1 million, an increase of $97.5 million compared to the $423.6 million at March 31, 2006. The increase is attributed to the significant accumulation of cash and cash equivalents generated by our operations in fiscal 2007. Our interest bearing debt[1]-to-equity ratio improved to 0.08 as at March 31, 2007, compared to 0.17 as at March 31, 2006. The improvement is due to the strong cash flows generated from operations in fiscal 2007. As our financial position continues to improve, we do not foresee any additional working capital requirements.

For fiscal 2008, the Company expects to add about $118 million to fixed assets, with approximately $72 million marked for new technology and added manufacturing capacity. The remainder will be devoted to replacing certain fixed assets. The Company expects fixed-asset depreciation expense to total approximately $84 million in fiscal 2008. The increase in depreciation expense in comparison to fiscal 2007 is the result of capital expenditures undertaken in prior fiscal years and the additional depreciation expense from acquisitions completed in the current and prior fiscal years. All funds required for the additions to fixed assets will be generated from Company operations. As at March 31, 2007, the Company had no significant commitments related to fixed asset acquisitions.

The Company currently has at its disposal bank credit facilities of approximately $357 million, $139.0 million of which are drawn. The Company also had $276.9 million of cash and cash equivalents, for which $254 million was used for the Land O'Lakes West Coast Acquisition on April 2, 2007. Should the need arise, the Company can make additional financing arrangements to pursue growth through acquisitions.

BALANCE SHEET

In comparison to March 31, 2006, the main balance sheet items as at March 31, 2007 varied due to the appreciation of the Canadian dollar versus both the US dollar and the Argentina peso. The conversion rate of our US operations' balance sheet items in US currency was CND$1.1546 per US dollar as at March 31, 2007, compared to CND$1.1671 per US dollar as at March 31, 2006. The conversion rate of our Argentinean operations' balance sheet items in Argentina pesos was CND$0.3691 per Argentina peso as at March 31, 2007 compared to CND$0.3775 per Argentina peso as at March 31, 2006. The increased Canadian dollar results in lower values recorded for the balance sheet items of our foreign operations. Changes in the main balance sheet items were also due to the acquisition of the activities of De Lucia, Rondeau and Dansco.

[1] Net of cash and cash equivalents.

During fiscal 2007, the current portion of long-term debt of $35.0 million reported on our March 31, 2006 balance sheet was paid. This amount related to the US$30.0 million senior note. Our net cash position increased from $50.0 million as at March 31, 2006, to $137.9 million as at March 31, 2007. The change in foreign currency translation adjustment listed under shareholders' equity varied due to the appreciation of the Canadian dollar. The Company's total assets stood at $2.488 billion as at March 31, 2007, compared to $2.254 billion as at March 31, 2006.

SHARE CAPITAL INFORMATION

Share capital authorized by the Company is comprised of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares can be issued in one or more series, and the terms and privileges of each class must be determined at the time of their creation.

	Authorized	Issued as at March 31, 2007	Issued as at May 28, 2007
Common shares	Unlimited	103,676,917	103,782,700
Preferred shares	Unlimited	None	None
Stock options		4,855,608	5,536,393

The Company announced on November 7, 2005 its intention to purchase, by way of a normal course issuer bid (Bid), for cancellation purposes, some of its common shares through the facilities of the Toronto Stock Exchange, beginning on November 11, 2005.

Under the Bid, the Company could have purchased for cancellation up to 5,256,369 common shares. This represented 5% of its 105,127,391 issued and outstanding common shares as of October 28, 2005. These purchases could have been made in accordance with applicable regulations over a maximum period of 12 months beginning on November 11, 2005 and ending on November 10, 2006. The Company could not have purchased more than 2% of the issued and outstanding common shares in any 30-day period. The consideration, which was in cash, which the Company paid for any common shares acquired by it under the Bid was the market price of such common shares at the time of acquisition.

The Company announced on November 7, 2006 its intention to purchase, by way of a new normal course issuer bid (New Bid), for cancellation purposes, some of its common shares through the facilities of the Toronto Stock Exchange, beginning on November 13, 2006.

Under the New Bid, the Company may purchase for cancellation up to 5,179,304 common shares. This represents 5% of its 103,586,089 issued and outstanding common shares as of October 31, 2006. These purchases can be made in accordance with applicable regulations over a maximum period of 12 months beginning on November 13, 2006 and ending on November 12, 2007. The Company cannot purchase more than 2% of the issued and outstanding common shares in any 30-day period. The consideration, which is in cash, which the Company pays for any common shares acquired by it under the New Bid is the market price of such common shares at the time of acquisition.

For the year ended March 31, 2007, the Company purchased for cancellation an aggregate of 1,406,700 common shares at an average of $36.04 for a total of $50.7 million. For the year ended March 31, 2006, the Company purchased for cancellation an aggregate of 1,094,900 common shares at an average of $34.71 for a total of $38.0 million.

The Company believes that the purchase of its own shares may, under appropriate circumstances, be a responsible investment of funds on hand. Copies of the notice with respect to both bids may be obtained without charge upon request to the Secretary of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has certain off-balance sheet arrangements, consisting primarily of leasing certain premises as well as certain lease agreements for equipment and rolling stock. These agreements are recorded as operating leases. Future minimum lease payments as at March 31, 2007 totalled $40.0 million.

The Company does not use derivative financial instruments for speculation. Saputo uses certain derivative financial instruments in specific situations. In the normal course of business, our Canadian operations import some products and our management of foreign exchange risk occasionally leads us to make certain foreign currency purchases in euros, of which the total amount as at March 31, 2007 was 1,300,000 euros. The Company has also outstanding foreign currency contracts in US dollars, of which the total amount as at March 31, 2007 was US$5,000,000.

The Company periodically enters into forward contracts to protect itself against price fluctuations on certain commodities when it has secured a commitment to sell a finished product. As at March 31, 2007 the market value of these contracts was negative $0.8 million.

The Company's exposure to the derivative financial instruments used is not affected by changing economic conditions, since these instruments are generally held until maturity.

Notes 16 and 18 to the consolidated financial statements describe the Company's off-balance sheet arrangements.

GUARANTEES

From time to time, the Company enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or disposals, agreements, which by nature may provide for indemnification to third parties. These indemnification provisions may be in connection with breach of representations and guarantees and for future claims for certain liabilities, including liabilities related to tax and environmental issues. The terms of these indemnification provisions vary in duration.

Note 16 to the consolidated financial statements discusses the Company's guarantees.

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations consist of commitments to repay its long-term debt as well as certain leases of premises, equipment and rolling stock.

Note 7 describes the Company's commitment to repay long-term debt, and Note 16 describes its lease commitments.

(in thousands of dollars)	Long-term debt	Minimum lease	TOTAL
2008	21	10,038	10,059
2009	–	8,275	8,275
2010	196,282	7,111	203,393
2011	–	6,228	6,228
2012	–	3,482	3,482
Subsequent years	57,730	4,890	62,620
Total	254,033	40,024	294,057

RELATED PARTY TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value. See Note 17 to the consolidated financial statements that describes the related party transactions.

ACCOUNTING STANDARDS

Applied Standards

Determining the Variability to be Considered in Applying AcG-15

The Canadian Institute of Chartered Accountants (CICA Handbook) Emerging Issues Committee EIC-163, Determining the Variability to be Considered in Applying AcG-15, provides guidance on whether certain arrangements, such as a contract to reduce or eliminate the variability created by certain assets or operations of an entity, should be treated as variable interests or be considered creators of variability when applying CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. The Company prospectively adopted this new recommendation effective April 1, 2006, which had no impact on the Company's consolidated financial statements.

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

The CICA Emerging Issues Committee EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, addresses how to account for compensation costs attributable to a stock-based award for a compensation plan that contains a provision that allows an employee to continue vesting in accordance with stated vesting terms after the employee has retired. The Company prospectively adopted this new recommendation effective April 1, 2006, which had no impact on the Company's consolidated financial statements.

Discontinued Operations

The CICA Emerging Issues Committee EIC-161, Discontinued Operations, provides guidance on the allocation of interest expense and general corporate overhead expenses to discontinued operations. It also states whether an entity should report the results of operations of a component classified as held for sale as discontinued operations if the remaining operations are insignificant. The Company prospectively adopted this new recommendation effective April 1, 2006, which had no impact on the Company's consolidated financial statements.

Future Standards

Accounting Changes

Section 1506 of CICA Handbook, *Accounting changes,* revises the current standards on changes in accounting policies, estimates or errors. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. The Company is currently assessing the disclosure impact of this new recommendation on the consolidated financial statements.

Comprehensive Income

Section 1530 of the CICA Handbook, *Comprehensive Income,* establishes standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events from non-owner sources. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the disclosure impact of this new recommendation on the consolidated financial statements.

Financial Instruments – Recognition and Measurement

Section 3855 of the CICA Handbook, *Financial Instruments – Recognition and Measurement,* establishes standards for recognizing and measuring financial assets, financial liabilities, non-financial derivatives and embedded derivatives. The standard requires all financial assets and financial liabilities to be classified by characteristic and/or management intent. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Financial Instruments – Disclosure and Presentation

Section 3861 of the CICA Handbook, *Financial Instruments – Disclosure and Presentation,* establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Hedges

Section 3865 of the CICA Handbook, *Hedges,* establishes standards for when and how hedge accounting may be applied. The section requires that formal documentation, designation of specific hedging relationship components, and assessment of effectiveness are pre-requisites for the application of hedge accounting. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Foreign Currency Translation

Section 1651 of the CICA Handbook, *Foreign Currency Translation*, establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Investments

Section 3051 of the CICA Handbook, *Investments*, establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. The new section is to be applied for interim and annual financial statements relating to fiscal year beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Equity

Section 3251 of the CICA Handbook, *Equity*, establishes standards for the presentation of equity and changes in equity during the reporting period. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

Capital Disclosures

Section 1535 of the CICA Handbook, *Capital Disclosures*, establishes guidelines for the disclosure of information regarding an entity's capital and how it is managed. The new section is to be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company believes the adoption of this section will not have a significant impact on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND USE OF ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with Generally Accepted Accounting Principles requires management to make estimates. These estimates are established on the basis of previous fiscal years and management's best judgment. Management continually reviews these estimates. Actual results may differ from those estimates. The following section establishes the main estimates used in preparing the consolidated financial statements of Saputo Inc.

Fixed Assets

In order to allocate the cost of fixed assets over their useful lives, estimates of the duration of their useful lives must be carried out. The cost of each fixed asset will then be attributed over the duration of its useful life and amortized year after year on this basis.

Portfolio Investment

The portfolio investment is recorded at cost. The Company carries out an annual valuation to ensure that the fair value of the investment is not lower than the carrying amount. To calculate an estimated fair value, the Company uses the Company's EBITDA by applying to it a multiple based on comparable industry standards. If the portfolio investment undergoes a decline in value that is permanent, its carrying amount would be written down to account for this decline in value. The Company has performed the impairment test and no write-down was recorded in fiscal 2007. A write-down of $10.0 million was recorded in fiscal 2006.

Goodwill

The accounting standards require that goodwill no longer be amortized and that an impairment test be performed annually or more frequently when events occur or circumstances arise that could indicate a reduction in its fair value. To determine any decline in value, each of the respective accounting units are required to undergo an assessment. The Company's assessments are based on multiples for Saputo and for the industry. These multiples are applied to EBITDA and net assets. Should the calculated value be lower than the book value, a write-down would be taken. The Company has performed the impairment test, no write-down was necessary in fiscal 2007.

Stock Based Compensation

The Company uses the fair value based method to expense stock based compensation. With this method, the Company records a compensation cost over the vesting period of the options granted. The expected useful life of options used for calculating the fair value of options is based on management's experience and judgment.

Trademarks

Impairment testing has to be performed on all trademarks annually. Estimated future cash flows to be derived from the intangible are discounted to the present using current market rates. The discounted cash flow is compared to the carrying value of the trademarks. Should the discounted cash flow be lower than the book value, a write-down is taken. The Company has performed the impairment test and no write-down was necessary in fiscal 2007.

Pension Plans

The Company offers and participates in defined contribution pension plans of which close to 82% of its active employees are members. The net pension expenditure under these types of plans is generally equal to the contributions made by the employer.

The Company also participates in defined benefit pension plans of which the remaining active employees are members. The cost of these pension benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using management's assumptions bearing on, among other things, the discount rate, expected return on plan assets, rates of compensation increase and the retirement age of employees. All of these estimates and assessments are formulated with the help of external consultants.

Sensitivity Analysis
Pension Plan and Other Employee Future Benefits

(in thousands of dollars)	Pension plans: Accrued benefit obligations	Pension plans: Net expense	Other employee future benefits: Accrued benefit obligations	Other employee future benefits: Net expense
Anticipated rate of return on assets				
Effect of an increase of 1%	N/A	(1,740)	N/A	N/A
Effect of a decrease of 1%	N/A	1,740	N/A	N/A
Discount rate				
Effect of an increase of 1%	(22,174)	(1,736)	(1,194)	(20)
Effect of a decrease of 1%	26,134	1,471	1,415	6
Assumed growth rate of overall healthcare costs				
Effect of an increase of 1%	N/A	N/A	1,125	66
Effect of a decrease of 1%	N/A	N/A	(963)	(55)

The discount rate is determined on the basis of the effective rates of return on high-quality long-term corporate bonds, as required by the adjusted standard, to account for the duration of plan liability. The rate applied for the period ended December 31, 2006 was 5.26%, identical to the rate used in the prior year.

We established the expected average return on invested assets at 7.3% given the type and combination of these assets. This assumption is deemed reasonable and is supported by our external consultants.

The compensation growth rate was set at 3.5% over the long-term, taking into consideration estimated future inflation rates.

The Company also offers a post-retirement medical benefit program. For the purposes of assessing costs related to this program, the hypothetical annual growth rate of medical costs was set at between 7% and 10% for fiscal 2008 and, based on the assumptions used, these rates should gradually decline to reach 5.1% in fiscal 2012.

Any change in these assumptions or any plan experience that differs from the expected entails actuarial gains or losses with respect to expected results. If these gains or losses exceed 10% of the maximum of the asset or liability of the plans, they are amortized over the expected average remaining service life of the group of employees participating in the plans, in compliance with CICA recommendations.

The above table presents a sensitivity analysis of the key economic assumptions used to measure the impact on defined benefit pension obligations, on other employee future benefit obligations and on net expenditures. This sensitivity analysis must be used with caution, as its results are hypothetical, and variations in each of the key assumptions could turn out not to be linear. The sensitivity analysis should be read in conjunction with Note 15 of the Consolidated Financial Statements. The sensitivity of each key variable has been calculated independently of the others.

The measurement date of pension plan assets and liabilities is December 31 of each fiscal year.

Pension plan assets are held by several independent trusts, and the average composition of the overall portfolio as at December 31, 2006 was 4% in cash and short-term investments, 43% in bonds and 53% in shares of Canadian, US and foreign companies. In the long-term, we do not expect any major change to this asset allocation. In comparison to December 31, 2005, the average composition was 6% in cash and short-term investments, 45% in bonds and 49% in shares.

For defined benefit plans, actuarial valuations were performed in December 2003 and 2005, covering all obligations with respect to this type of plan. In light of these valuations, a solvency deficiency of $28.8 million was posted on December 31, 2005. This deficiency is primarily due to an increase in plan liabilities resulting from a sharp decline in the discount rate prescribed by provincial legislation on pension plans, and from insufficient asset returns at the time of the evaluation. In accordance with this provincial legislation, an additional contribution is required for the next five years to pay off this deficiency. An additional payment of $7.2 million was made in fiscal 2007 ($6.0 million for fiscal 2006). The additional payment required for fiscal 2008 remains to be determined given the actuarial valuation for some pensions plans is currently being performed, as at December 31, 2006. The next evaluation for certain pension plans is scheduled for December 2008.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery or settlement period for temporary differences. The projection of future taxable income is based on management's best estimates and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its future income tax assets. Canadian, US and international tax rules and regulations are subject to interpretation and require judgment on the part of the Company that may be challenged by the taxation authorities. The Company believes that it has adequately provided for future tax obligations that may result from current facts and circumstances. Temporary differences and income tax rates could change due to fiscal budget changes and/or changes in income tax laws.

RISKS AND UNCERTAINTIES

Product Liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problems with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Supply of Raw Materials

Saputo purchases raw materials that may represent up to 85% of the cost of products. It processes raw materials into the form of finished edible products intended for resale to a broad range of consumers. Availability of raw materials as well as variations in the price of foodstuffs can therefore influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the Company's ability to transfer those increases to its customers, and this in the context of a competitive market.

US and International Markets

The price of milk as raw material and the price of our cheese products in the US, Argentina, Germany and the UK and by-products on international markets are based on market supply and demand forces. The prices are tied to numerous factors, such as the health of the economy and supply and demand levels for dairy products in the industry. Price fluctuations may affect the Company's results. The effect of such fluctuations on our results will depend on our ability to implement mechanisms to reduce them.

Competition

The food processing industry in North America is extremely competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the US, Argentina, Germany and the UK, Saputo competes in the dairy industry on a national basis with several regional and national competitors. Our performance will be dependent on our ability to continue to offer quality products at competitive prices, and this applies to all the countries in which we operate.

Consolidation of Clientele

During the last few years, we have seen important consolidation in the food industry in all market segments. Given that we serve these segments, the consolidation within the industry has resulted in a decrease in the number of clients and an increase in the relative importance of some clients. Within the retail, foodservice and ingredient market segments, no customer represents more than 10% of our total consolidated sales, except for one retail customer representing 11.2% to which we sell both branded and private label products. Our ability to continue to service our clients in all the markets that we serve will depend on the quality of our products, services and the prices of our products.

Environment

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance, in all material aspects, with such environmental laws and regulations, except as disclosed in our Annual Information Form dated May 28, 2007 for the fiscal year ended March 31, 2007. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Consumer Trends

Demand for our products is subject to changes in consumer trends. These changes may affect the Company's earnings. In order to constantly adapt to these changes, the Company innovates and develops new products.

Financial Risk Exposures

Saputo has financial risk exposure to varying degrees relating to the foreign currency of its US, Argentina, Germany and UK operations. Approximately 26% and 5% of sales are realized in the US and in Argentina, respectively. However, the cash flows from these operations act as a natural hedge against exchange risk. Cash flows from the US also constitute a natural hedge against the exchange risk related to debt expressed in US dollars. As at March 31, 2007, the Company's long-term debt was made up of the US senior notes only, which are at a fixed rate throughout their term.

Legislative, Regulatory, Normative and Political Considerations

The Company is subject to local, provincial, state, federal and international laws, regulations, rules and policies as well as to social, economical and political contexts prevailing in places where we conduct our activities. Consequently, the modification or change of any of these elements may have an unfavourable impact on Saputo's results and operations and may require that important expenses be made in order to adapt to or comply with it.

More specifically, the production and distribution of food products are subject to federal, state, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. The impact of new laws and regulations, stricter enforcement or interpretations or changes to enacted laws and regulations will depend on our ability to adapt and comply. We are currently in compliance with all important government laws and regulations and maintain all important permits and licenses in connection with our operations.

Growth by Acquisitions

The Company plans to grow both organically and through acquisitions. Historically, the Company has grown through acquisitions and should reasonably and in large part rely on new acquisitions to pursue its growth. The ability to properly evaluate the fair value of the businesses being acquired, to properly evaluate the time and human resources required to successfully integrate their activities with these of the Company as well as our capability to realize synergies, improvements and the expected profit and to achieve anticipated returns constitute inherent risks related to acquisitions.

Tariff Protection

Dairy-producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or amendments to international trade agreements will not, at some point in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance will be dependent on our ability to continue to offer quality products at competitive prices.

CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer together with management, after evaluating the effectiveness of the Company's disclosure controls and procedures as of March 31, 2007, have concluded that the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been known to them.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer, together with management, have concluded after having conducted an evaluation and to the best of their knowledge that, as of March 31, 2007, no change in the Company's internal control over financial reporting occurred that could have materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting.

SENSITIVITY ANALYSIS OF INTEREST RATE AND THE US CURRENCY FLUCTUATIONS

The portion of the long-term debt covered by fixed interest rates equals 100%. The used portion of the bank credit facility is subject to interest rate fluctuations, and was not being protected as of March 31, 2007. A 1% change in the interest rate would lead to a change in net earnings of approximately $1.0 million, based on the $139.0 million in bank loans outstanding as of March 31, 2007.

Canadian-US currency fluctuations may affect earnings. Appreciation of the Canadian dollar compared to the US dollar would have a negative impact on earnings. Conversely, a decrease in the Canadian dollar would have a positive impact on earnings. During the fiscal year ended March 31, 2007, the average US dollar conversion was based on CND$1.00 for US$0.88. A fluctuation of CND$0.01 would have resulted in a change of approximately $0.3 million in net earnings, $1.0 million in EBITDA and $11.5 million in revenues.

MEASUREMENT OF RESULTS NOT IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company defines EBITDA as earnings before interest, income taxes, depreciation, amortization and devaluation. EBITDA is presented on a consistent basis from period to period.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation expense. We exclude depreciation expense because it largely depends on the accounting methods and assumptions a company uses, as well as on non-operating factors such as the historical cost of capital assets.

EBITDA is not a measurement of results that is defined in accordance with Generally Accepted Accounting Principles (GAAP) in Canada, nor is it intended to be regarded as an alternative to other financial operating performance measures. It is not intended to represent funds available for debt service, dividend payments, reinvestment or other discretionary uses, and should not be considered separately or as a substitute for measures of performance prepared in accordance with GAAP in Canada. EBITDA is used by the Company because management believes it is a meaningful measure of performance. EBITDA is commonly used by the investment community to analyze the performance of companies in the industries in which the Company is active. The Company's definition of EBITDA may not be identical to similarly titled measures reported by other companies and consequently may not be comparable to similar measurements presented by other companies.

The most comparable Canadian GAAP financial measures is that of operating income. The tables below present the reconciliation of operating income to EBITDA on a consolidated basis.

Measurement of results not in accordance with Generally Accepted Accounting Principles

	2007				
	Dairy Products			Grocery	
(in thousands of dollars)	Canada & Other	United States	Total	Products	Total
Operating income	280,923	53,041	333,964	20,252	354,216
Depreciation of fixed assets	36,163	29,849	66,012	6,104	72,116
EBITDA	317,086	82,890	399,976	26,356	426,332

	2006				
	Dairy Products			Grocery	
(in thousands of dollars)	Canada & Other	United States	Total	Products	Total
Operating income	227,447	48,419	275,866	20,738	296,604
Depreciation of fixed assets	34,146	29,881	64,027	5,334	69,361
EBITDA	261,593	78,300	339,893	26,072	365,965

The 2006 and 2007 quarterly financial information has not been reviewed by an external auditor.

2007 Quarterly Financial Information – Consolidated Statements of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter (unaudited)	2nd Quarter (unaudited)	3rd Quarter (unaudited)	4th Quarter (unaudited)	Fiscal 2007 (audited)
Statement of earnings data					
Revenues	$ 981,142	$ 994,145	$ 1,016,989	$ 1,008,704	$ 4,000,980
Cost of sales, selling and administration expenses	888,065	887,378	901,955	897,250	3,574,648
Earnings before interest, income taxes, depreciation, amortization and devaluation	93,077	106,767	115,034	111,454	426,332
Margin %	9.5%	10.7%	11.3%	11.0%	10.7%
Depreciation of fixed assets	18,129	17,652	18,732	17,603	72,116
Operating income	74,948	89,115	96,302	93,851	354,216
Devaluation of portfolio investment	–	–	–	–	–
Interest on long-term debt	5,586	5,739	5,594	5,684	22,603
Other interest	(545)	(760)	(959)	(1,234)	(3,498)
Earnings before income taxes	69,907	84,136	91,667	89,401	335,111
Income taxes	16,643	25,850	27,609	26,542	96,644
Net earnings	$ 53,264	$ 58,286	$ 64,058	$ 62,859	$ 238,467
Net margin %	5.4%	5.9%	6.3%	6.2%	6.0%
Per Share					
Net earnings					
Basic	$ 0.51	$ 0.56	$ 0.62	$ 0.61	$ 2.30
Diluted	$ 0.51	$ 0.56	$ 0.61	$ 0.60	$ 2.28

2006 Quarterly Financial Information – Consolidated Statements of Earnings

(in thousands of dollars, except per share amounts)	1st Quarter (unaudited)	2nd Quarter (unaudited)	3rd Quarter (unaudited)	4th Quarter (unaudited)	Fiscal 2006 (audited)
Statement of earnings data					
Revenues	$ 1,006,708	$ 1,030,785	$ 1,014,841	$ 969,876	$ 4,022,210
Cost of sales, selling and administration expenses	910,034	929,269	928,852	888,090	3,656,245
Earnings before interest, income taxes, *depreciation, amortization and devaluation*	96,674	101,516	85,989	81,786	365,965
Margin %	9.6%	9.8%	8.5%	8.4%	9.1%
Depreciation of fixed assets	17,904	17,659	17,412	16,386	69,361
Operating income	78,770	83,857	68,577	65,400	296,604
Devaluation of portfolio investment	–	–	–	10,000	10,000
Interest on long-term debt	6,344	6,158	5,953	6,019	24,474
Other interest	(1)	354	128	(1,125)	(644)
Earnings before income taxes	72,427	77,345	62,496	50,506	262,774
Income taxes	18,273	22,134	17,464	12,801	70,672
Net earnings	$ 54,154	$ 55,211	$ 45,032	$ 37,705	$ 192,102
Net margin %	5.4%	5.4%	4.4%	3.9%	4.8%
Per Share					
Net earnings					
Basic	$ 0.52	$ 0.52	$ 0.43	$ 0.36	$ 1.83
Diluted	$ 0.51	$ 0.52	$ 0.43	$ 0.36	$ 1.82

SUMMARY OF THE FOURTH QUARTER RESULTS ENDED MARCH 31, 2007

Revenues for the quarter ended March 31, 2007 amounted to $1.009 billion, an increase of $38.8 million or 4.0% compared to $969.9 million for the same quarter last year. The increase is attributed mostly to our Canadian and Other Dairy Products Sector, whose revenues increased by approximately $37 million compared to the corresponding period last year. Higher selling prices in our Canadian operations in accordance with the increase in the cost of milk as raw material, increased sales volumes from our Canadian fluid milk activities and Argentinean operations, additional revenues due to a more favourable by-product market, and the inclusion of our German operations, acquired on April 13, 2006, were the main factors responsible for this increase. Revenues from our US Dairy Products Sector remained relatively stable in the fourth quarter of fiscal 2007 in comparison to the same quarter last year. An average block market per pound of cheese of US$1.34 in the current quarter compared to US$1.27 in the same quarter last fiscal year, generated approximately $8 million of additional revenues. The appreciation of the US dollar in the fourth quarter of fiscal 2007 also generated approximately $4 million of additional revenues. These increases were offset by reduced revenues due to lower sales volume in the fourth quarter of fiscal 2007 compared to the same quarter last year. The lower sales volume is due entirely to the closure of our Peru, Indiana facility at the beginning of fiscal 2007. Revenues from our Grocery Products Sector increased by approximately $2 million in the fourth quarter of fiscal 2007 in comparison to the same quarter last year. Additional sales volumes intended for the Canadian market and the inclusion of Rondeau, acquired on July 28, 2006, offset reduced revenues generated by our co-packing agreements for the manufacturing of products for the US market.

Earnings before interest, income taxes, depreciation, amortization, and devaluation totalled $111.5 million for the quarter ended March 31, 2007, an increase of $29.7 million or 36.3% compared to the $81.8 million for the same quarter last year. The increase is mainly attributed to our Canadian and Other Dairy Products Sector, whose EBITDA increased by approximately $23 million in comparison to the same quarter last year. Savings derived from increased efficiencies in our Canadian operations, a more favourable by-product market, and higher sales volumes from our Canadian fluid milk activities and Argentinean operations were the main factors behind this increase. Our Argentinean operations also benefited from lower export tax charges in the current quarter compared to the same quarter last year. Included in the results of the fourth quarter of fiscal 2007 was a rationalization charge of approximately $2.1 million for the closure of our facilities in Vancouver, British Columbia and Boucherville, Quebec. Included in the results of the fourth quarter of fiscal 2006 was a rationalization charge of approximately $1.0 million for the closure of our facility in Harrowsmith, Ontario.

The EBITDA of our US Dairy Products Sector increased by approximately $9 million in the current quarter compared to the same period last year. The increase is due to the measures undertaken by the Company to counteract adverse market conditions, improved operational efficiencies achieved in the current quarter, benefits derived from the revised milk pricing formulas from both the California Department of Agriculture and the US Department of Agriculture and reduced promotional, energy, packaging and ingredients costs, which in aggregate amounted to approximately $15 million. The average block market per pound of cheese between the current quarter and the third quarter of fiscal 2007, in comparison to the same quarters in fiscal 2006, created a favourable impact on the realization of inventories. An average block market per pound of cheese of US$1.34 in the current quarter, compared to US$1.27 in the same quarter last fiscal year, created a better absorption of our fixed costs. The relationship between the average block market per pound of cheese and the cost of milk as raw material was less favorable this quarter compared to the same period last year. Together, these market factors had a negative effect of approximately $9 million on the EBITDA of the fourth quarter of fiscal 2007. Included in the results of the fourth quarter of fiscal 2006, was a rationalization charge of approximately $2.5 million for the closure of our facility in Whitehall, Pennsylvania.

The EBITDA of our Grocery Products Sector decreased by approximately $1.0 million for the quarter ended March 31, 2007 in comparison to the same quarter last fiscal year. The decrease is due to higher raw material and other costs, lower EBITDA resulting from reduced revenues generated by our co-packing agreements for the manufacturing of products for the US market, and rationalization costs of approximately $0.6 million incurred in the current quarter for the closure of our facility in Laval, Quebec. These negative factors offset higher EBITDA due to lower marketing expenditures and the inclusion of Rondeau, acquired on July 28, 2006.

Depreciation expense for the quarter ended March 31, 2007 totalled $17.6 million, an increase of $1.2 million compared to $16.4 million for the same quarter last fiscal year. The increase is due to capital investments undertaken across all divisions, along with additional depreciation expense from the acquisitions completed in the current fiscal year. Net interest expense decreased to $4.5 million compared to $4.9 million for the corresponding period last year, as a result of the long-term debt payment made in fiscal 2007 and interest revenue derived from excess cash on hand in the fourth quarter of fiscal 2007. The effective tax rate for the current quarter was 29.7% compared to 25.3% for the same quarter last year. During the quarter, the Company benefited from a one-time tax reduction of approximately $2 million to adjust future tax balances, due to a reduction in Canadian federal tax rates. For the quarter ended March 31, 2006, the company recorded tax benefits resulting from tax losses available from our Argentinean operations of approximately $4 million. Offsetting this benefit was a tax charge of approximately $2 million to adjust future tax balances due to an increase in Canadian provincial tax rates. Excluding these adjustments, the effective tax rate for the fourth quarter of fiscals 2007 and 2006 were 31.9% and 29.3%, respectively.

During the quarter, the Company added approximately $17 million in fixed assets and acquired the activities of Dansco in the UK for approximately $13 million. The company issued shares for a cash consideration of $11.0 million as part of the stock option plan and paid out $20.7 million in dividends to its shareholders. The Company also increased its bank loans by approximately $99 million in the current quarter in anticipation of the Land O'Lakes West Coast Acquisition in the US during the early stages of fiscal 2008. For the same quarter, the Company generated cash flows of $91.9 million, an increase from the $59.5 million generated for the corresponding period last fiscal year, due essentially to the increased earnings in the fourth quarter of fiscal 2007 in comparison to the same quarter last year. During the fourth quarter of fiscal 2006, the Company wrote down its portfolio investment by $10.0 million following an evaluation of its fair value. The Company also reduced the portfolio investment during the fourth quarter of fiscal 2006 by $1.0 million, the amount of dividends received from the investment. Net earnings amounted to $62.9 million for the quarter ended March 31, 2007, an increase of $25.2 million compared to the same quarter last fiscal year.

QUARTERLY FINANCIAL INFORMATION

During fiscal 2007, certain specific circumstances affected the quarterly changes in revenues and earnings before interest, income taxes, depreciation and amortization compared to fiscal 2006.

During the first three quarters of fiscal 2007, the average block market per pound of cheese was lower compared to the same quarters in fiscal 2006. However, the relationship between the average block market per pound of cheese and the cost of milk as raw material was unfavourable in all four quarters in comparison to last fiscal year. The Canadian dollar was also stronger during the first three quarters of fiscal 2007, eroding both revenues and EBITDA. The results of fiscal 2007 included the operations of De Lucia and Rondeau acquired during the first half of fiscal 2007. The Company also acquired the activities of Dansco in the UK at the very end of the fourth quarter of fiscal 2007. The Company incurred approximately $1.3 million and approximately $2.7 million of rationalization charges in the first and fourth quarters of fiscal 2007, respectively. Quarterly earnings directly reflect the effects of the previously mentioned items.

ANALYSIS OF EARNINGS FOR THE YEAR ENDED MARCH 31, 2006 COMPARED TO MARCH 31, 2005

Saputo's consolidated revenues in fiscal 2006 totalled $4.022 billion, an increase of $139.1 million or 3.6 % compared to $3.883 billion posted in fiscal 2005. The increase was attributed to our Canadian and Other Dairy Products Sector. Our Dairy Products Division (Canada) and Dairy Products Division (Argentina) increased revenues by approximately $208 million and $28 million, respectively, compared to fiscal 2005. An increase in selling prices in both divisions, in accordance with increases in the cost of milk as raw material as well as other manufacturing costs, the acquisition of Fromage Côté completed on April 18, 2005, and higher sales volumes in our Canadian fluid milk activities were responsible for these increases. Our US Dairy Products Sector revenues decreased by approximately $102 million in fiscal 2006. An average block market per pound of cheese of US$1.42 in fiscal 2006 compared to US$1.67 in fiscal 2005 negatively affected revenues by approximately $136 million. The continued rise in the Canadian dollar in fiscal 2006 eroded approximately $93 million in revenues in comparison to fiscal 2005. These factors offset a 9% sales volume increase achieved by the division throughout fiscal 2006. Revenues from our Grocery Products Sector increased in fiscal 2006 by $5.4 million to $164.2 million from $158.8 million for fiscal 2005. The increase was due to higher selling prices and additional revenues derived from our US co-packing agreements.

Consolidated earnings before interest, income taxes, depreciation, amortization and devaluation (EBITDA) amounted to $366.0 million in fiscal 2006, a decrease of $41.8 million compared to $407.8 million in fiscal 2005. The decrease was attributed to our US Dairy Products Sector, whose EBITDA decreased by $58.7 million, from $137.0 million in fiscal 2005 to $78.3 million in fiscal 2006. The lower average block market per pound of cheese in fiscal 2006 compared to the prior year had a negative effect on the absorption of our fixed costs. In addition, a less favourable relationship between the average block market per pound of cheese and the cost of milk as raw material was observed in fiscal 2006 compared to fiscal 2005. With regard to inventories, the market factors had an unfavourable impact on their realization. These factors combined had a negative impact of approximately $40 million on the EBITDA of fiscal 2006. The rise of the Canadian dollar eroded approximately $6 million from our fiscal 2006 EBITDA. The US Dairy Products Sector also incurred in fiscal 2006 $3.3 million of rationalization charges in relation to the closure of our plant in Whitehall, Pennsylvania and additional promotional expenses of approximately $15 million. Furthermore, the division's EBITDA was negatively affected by increased energy, packaging, ingredient and labour costs. All of the above-mentioned negative factors offset the positive effects of efficiency improvements and additional EBITDA derived from the increased sales volumes in fiscal 2006 in comparison to fiscal 2005.

The EBITDA of our Canadian and Other Dairy Products Sector increased by $17.4 million from $244.2 million in fiscal 2005 to $261.6 million in fiscal 2006. The increase was mainly attributed to the benefits derived from rationalization activities undertaken in our Canadian operations during prior years, the acquisition of Fromage Côté, completed on April 18, 2005, and increased sales volumes from our Canadian fluid milk activities in comparison to fiscal 2005. These increases offset a rationalization charge of $2.0 million in relation to the closure of our plant in Harrowsmith, Ontario. The EBITDA of our Argentinean operations was negatively affected by changes in the export tax which eroded EBITDA by approximately $6 million in fiscal 2006. The Canadian and Other Dairy Products Sector was also subject to increased energy, packaging, ingredient and labour costs in fiscal 2006 in comparison to fiscal 2005.

The EBITDA of our Grocery Products Sector decreased slightly to $26.1 million in fiscal 2006 from $26.6 million in fiscal 2005. Better margins achieved on existing sales and additional EBITDA generated by increased sales volumes derived from our US co-packing agreements were offset by additional costs of approximately $2 million related to the pension plan and approximately $5 million for increased marketing expenditures, in comparison to fiscal 2005.

The consolidated EBITDA margin decreased from 10.5% in fiscal 2005 to 9.1% in fiscal 2006, mainly as a result of reduced margins in our US Dairy Products Sector. The relationship between the average block market per pound of cheese and the cost of milk as raw material negatively affected the EBITDA of our US Dairy Products Sector. This relationship decreased by US$0.027 per pound of cheese in fiscal 2006 compared to fiscal 2005.

Depreciation expense totalled $69.4 million in fiscal 2006, an increase of $3.3 million over $66.1 million in fiscal 2005. The increase was mainly attributed to the acquisition of Fromage Côté, completed on April 18, 2005 and to additional depreciation relating to capital expenditures undertaken in the prior years, specifically in our Argentinean operations. These increases offset lower depreciation from our US Dairy Products Sector as a result of the appreciation of the Canadian dollar.

In fiscal 2006, the Company wrote down the value of its **portfolio investment** by $10.0 million, negatively affecting net earnings before income taxes. In addition, a dividend of $1.0 million received during fiscal 2006 was accounted for as a reduction of the cost of the investment. These actions were deemed necessary following an evaluation of the fair value of the investment. The evaluation concluded that the fair value of the investment was below the carrying value on the balance sheet, indicative of a permanent impairment. The write-down had an after-tax effect of approximately $8 million in fiscal 2006.

Net interest expense amounted to $23.8 million in fiscal 2006, compared to $29.1 million in fiscal 2005. The decrease resulted from the following factors. Firstly, the interest decreased following long-term debt repayments made in fiscal 2005. Secondly, the appreciation of the Canadian dollar also reduced the interest expense on our US dollar debt. Lastly, the Company had excess cash on numerous occasions throughout fiscal 2006 in comparison to fiscal 2005, which generated incremental interest revenue.

Income taxes totalled $70.7 million in fiscal 2006 for an effective tax rate of 26.9%, compared to an effective tax rate of 25.7% in fiscal 2005. The Company recorded in fiscal 2006 a tax benefit of approximately $4 million resulting from prior tax losses available for our Argentinean operations. Offsetting this benefit was a tax charge of approximately $2 million to adjust future tax balances due to an increase in provincial tax rates. In fiscal 2005, a one-time tax reduction to adjust future tax balances, due to a reduction in US tax rates, benefited the Company by $3.5 million. Our income tax rate varies and could increase or decrease based on the amount of taxable income derived and from which source, any amendments to tax laws and income tax rates and changes in assumptions and estimates used for tax assets and liabilities by the Company and its affiliates. During the first quarter of fiscal year 2007, a proposed change with retroactive effect to a Canadian provincial tax legislation was effectively enacted. A tax assessment for an amount of approximately $12 million was issued as a result of the enactment. The Company has legal basis to believe that it will not have to pay such tax assessment. Therefore, no amount relating to this assessment was included in the March 31, 2006 financial statement.

For the year ended March 31, 2006, **net earnings** amounted to $192.1 million, a decrease of $40.0 million or 17.2% compared to $232.1 million in fiscal 2005. The decrease was due to the factors mentioned above.

OUTLOOK

Fiscal 2007 was an excellent example of Saputo aligning all its resources and facing the challenges head on. Our divisions were successful at creating additional value for all stakeholders. As we enter fiscal 2008, the momentum created in the prior fiscal year along with our focus and dedication should allow us to achieve even greater heights.

The Land O'Lakes West Coast Acquisition completed at the beginning of fiscal 2008 will significantly increase our presence in the US market. The additional scale as a result of this acquisition, should create many opportunities to improve our profitability. Part of the fiscal 2008 objective is to analyse our new operations and integrate them within the Saputo culture and values, and improve profitability. We currently have dedicated teams in place to ensure this integration progresses efficiently.

In fiscal 2008, we will proceed with the integration of our UK operations, acquired in late fiscal 2007. We will use this acquisition, along with our German operation, to gain a better understanding of the European market. Our objectives, with regards to our European operations will be to increase efficiencies, expand our client base, and improve overall profitability.

Our Canadian dairy operations will continue to refine their operations in an effort to improve efficiencies. The closures announced during the late stages of fiscal 2007 will help the Canadian dairy operations achieve this goal. With the contribution of our research and development teams, we will also expand our value-added product offering in order to ensure our continued growth.

Given the completion of our capital expenditure program in Argentina, our Dairy Products Division (Argentina) is in good position to generate growth and improve profitability. In fiscal 2008, the division will focus on the cost effectiveness of its overall operation as well as expanding both the domestic and international markets.

Our Grocery Products Sector's objectives for fiscal 2008 will focus on the continued integration of Rondeau, acquired in early fiscal 2007, as well as increasing the areas where its products are marketed and sold. The closure of the Laval facility should allow the division to improve efficiencies and increase overall profitability.

We are in an excellent financial position with a low level of debt and strong cash flows. This will allow us to pursue our growth through acquisition and increase our overall position within the global dairy industry. It is with great enthusiasm that we look to the future.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation and presentation of the consolidated financial statements and the financial information presented in this annual report. This responsibility includes the selection of accounting policies and practices and making judgments and estimates necessary to prepare the consolidated financial statements in accordance with generally accepted accounting principles.

Management has also prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being produced.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee, which is comprised solely of independent directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. It also reviews the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee recommends the external auditors for appointment by the shareholders. The external auditors have unrestricted access to the Audit Committee. The consolidated financial statements have been audited by the external auditors Deloitte & Touche LLP, whose report follows.

LINO SAPUTO, JR.
President and
Chief Executive Officer

LOUIS-PHILIPPE CARRIÈRE, FCA
Executive Vice President,
Finance and Administration, and Secretary

AUDITORS' REPORT TO THE SHAREHOLDERS OF SAPUTO INC.

We have audited the consolidated balance sheets of Saputo Inc. as at March 31, 2007 and 2006 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Chartered Accountants
Montreal, Québec
May 25, 2007

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended March 31 (in thousands of dollars, except per share amounts)	2007	2006
Revenues	$ 4,000,980	$ 4,022,210
Cost of sales, selling and administrative expenses	3,574,648	3,656,245
Earnings before interest, depreciation, income taxes and devaluation	426,332	365,965
Depreciation of fixed assets (Note 3)	72,116	69,361
Operating income	354,216	296,604
Devaluation of portfolio investment (Note 2)	-	10,000
Interest on long-term debt	22,603	24,474
Other interest, net (Note 11)	(3,498)	(644)
Earnings before income taxes	335,111	262,774
Income taxes (Note 12)	96,644	70,672
Net earnings	$ 238,467	$ 192,102
Earnings per share (Note 13)		
Net earnings		
Basic	$ 2.30	$ 1.83
Diluted	$ 2.28	$ 1.82

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended March 31 (in thousands of dollars)	2007	2006
Retained earnings, beginning of year	$ 971,131	$ 884,054
Net earnings	238,467	192,102
Dividends	(80,721)	(72,215)
Excess of purchase price of share capital over carrying value (Note 9)	(43,796)	(32,810)
Retained earnings, end of year	$ 1,085,081	$ 971,131

CONSOLIDATED BALANCE SHEETS

As at March 31 (in thousands of dollars)	2007	2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 276,894	$ 91,533
Receivables	324,702	302,112
Inventories	445,992	453,414
Income taxes	6,413	6,736
Future income taxes	13,045	12,098
Prepaid expenses and other assets	23,939	25,979
	1,090,985	891,872
Portfolio investment (Note 2)	42,991	42,991
Fixed assets (Note 3)	691,226	674,695
Goodwill (Note 4)	547,379	544,472
Trademarks (Note 4)	32,340	30,589
Other assets (Note 5)	73,726	67,664
Future income taxes	9,720	1,650
	$ 2,488,367	$ 2,253,933
LIABILITIES		
Current liabilities		
Bank loans (Note 6)	$ 139,001	$ 41,541
Accounts payable and accrued liabilities	343,911	318,239
Income taxes	85,644	73,087
Future income taxes	1,294	369
Current portion of long-term debt (Note 7)	21	35,013
	569,871	468,249
Long-term debt (Note 7)	254,012	256,833
Other liabilities (Note 8)	16,413	16,623
Future income taxes (Note 12)	115,053	109,685
	955,349	851,390
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	511,737	494,250
Contributed surplus (Note 10)	18,864	14,428
Retained earnings	1,085,081	971,131
Foreign currency translation adjustment	(82,664)	(77,266)
	1,533,018	1,402,543
	$ 2,488,367	$ 2,253,933

On behalf of the Board

LINO SAPUTO
Director

LOUIS A. TANGUAY
Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31 (in thousands of dollars)	2007	2006
Cash flows related to the following activities:		
Operating		
Net earnings	$ 238,467	$ 192,102
Items not affecting cash		
Stock based compensation	7,917	8,196
Depreciation of fixed assets	72,116	69,361
Gain on disposal of fixed assets	(122)	(1,676)
Devaluation of portfolio investment	-	10,000
Future income taxes	(1,525)	(2,438)
Funding of employee plans in excess of costs	(3,207)	(10,134)
	313,646	265,411
Changes in non-cash operating working capital items	29,855	34,156
	343,501	299,567
Investing		
Business acquisitions (Note 14)	(31,794)	(86,338)
Portfolio investment	-	1,000
Additions to fixed assets	(76,127)	(96,152)
Proceeds on disposal of fixed assets	3,808	3,284
Other assets	(6,124)	(6,072)
	(110,237)	(184,278)
Financing		
Bank loans	93,701	28,081
Repayment of long-term debt	(33,828)	-
Issuance of share capital	20,886	13,689
Repurchase of share capital	(50,677)	(38,008)
Dividends	(80,721)	(72,215)
	(50,639)	(68,453)
Increase in cash and cash equivalents	182,625	46,836
Effect of exchange rate changes on cash and cash equivalents	2,736	3,220
Cash and cash equivalents, beginning of year	91,533	41,477
Cash and cash equivalents, end of year	$ 276,894	$ 91,533

Supplemental information

Interest paid	$ 19,651	$ 24,689
Income taxes paid	$ 84,868	$ 57,460

Years ended March 31, 2007 and 2006
(Tabular amounts are in thousands of dollars except information on options, units and shares.)

1. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Use of estimates

In the preparation of financial statements in conformity with Canadian generally accepted accounting principles, management must make estimates such as the useful life, impairment, and depreciation of fixed assets, the valuation of goodwill, portfolio investments, trademarks and future income taxes and certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefits obligation and pension plan assets, and stock based compensation that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses for the period. Actual results could differ from these estimates.

Consolidated financial statements

Investments over which the Company has effective control are consolidated. The interest in the joint venture, that is jointly controlled is accounted for by the proportionate consolidation method. The operating results of acquired businesses, from their respective acquisition dates, are included in the consolidated statements of earnings.

Cash and cash equivalents

Cash and cash equivalents consists primarily of unrestricted cash and short-term investments having an initial maturity of three months or less at the time of acquisition.

Inventories

Finished goods and goods in process are valued at the lower of average cost and net realizable value. Raw materials are valued at the lower of cost and replacement value, cost being determined under the first-in, first-out method.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted or substantially enacted tax rates that will be in effect when the differences are expected to reverse. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax asset will be realized.

Fixed assets

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives or by using the following methods:

Buildings	20 to 40 years
Furniture, machinery and equipment	3 to 15 years
Rolling stock	5 to 10 years or based on kilometers traveled

Assets held for sale are recorded at the lower of cost or net realizable value less costs to dispose, and no depreciation is recorded.

Impairment of long-lived assets

In the event indications exist that the carrying amount of long-lived assets may not be recoverable, undiscounted estimated cash flows are projected over their remaining term, and compared to the carrying amount. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

Goodwill, trademarks, and business combinations

Goodwill and trademarks are not amortized; however they are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The carrying values of goodwill and trademarks are compared with their respective fair values, and an impairment loss is recognized for the excess, if any. The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount allocated to goodwill.

Employee future benefits

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on services and using estimates of expected return on plan assets, which is based on fair value, rates of compensation increase, retirement ages of employees and expected health care costs and other post-retirement benefits. Current service costs are expensed in the year. In accordance with generally accepted accounting principles, past service costs and the excess of the net actuarial gains or losses related to defined benefit pension plans over 10% of the greater of the benefit obligation or fair value of plan assets are amortized over the expected average remaining service period of active employees entitled to receive benefits under the plans. The Company uses five-year asset smoothing to determine the defined benefit pension costs. In the case where a plan restructuring entails both a plan curtailment and settlement of obligations from the plan, the curtailment is recorded before the settlement.

Revenue recognition

The Company recognizes revenue upon shipment of goods when the title and risk of loss are transferred to customers, price is determinable, and collection is reasonably assured. Revenues are recorded net of sales incentives including volume rebates, shelving or slotting fees, and advertising rebates.

Foreign currency translation

The balance sheet accounts of the self-sustaining companies operating in the United States, Argentina, Germany and the United Kingdom are translated into Canadian dollars using the exchange rates at the balance sheet dates. Statement of earnings accounts are translated into Canadian dollars using the average monthly exchange rates in effect during the fiscal years. The foreign currency translation adjustment account presented in shareholders' equity represents accumulated foreign currency gains or losses on the Company's net investments in self-sustaining companies operating in the United States, Argentina, Germany and the United Kingdom. The change in the foreign currency translation account during the year ended March 31, 2007 principally resulted from the increase in value of the Canadian dollar as compared to the US dollar.

Foreign currency accounts of the Company and its subsidiaries are translated using the exchange rates at the end of the year for monetary assets and liabilities and the prevailing exchange rates at the time of transactions for income and expenses. Gains or losses resulting from this translation are included in the statement of earnings.

	2007	2006
Foreign currency gain	$ 855	$ 633

Stock based compensation

The fair value based method of accounting is used to expense stock based compensation awards. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees and the related compensation expense recorded as contributed surplus are credited to share capital.

Earnings per share

Basic earnings per share are based on the weighted-average number of shares outstanding during the year. The dilutive effect of stock options is determined using the treasury stock method.

New Accounting Policies

Determining the Variability to be Considered in Applying AcG-15

Effective April 1, 2006, the Company adopted the following new recommendation of the CICA, EIC-163, "Determining the Variability to be Considered in Applying AcG-15", which provides guidance on whether certain arrangements, such as a contract to reduce or eliminate the variability created by certain assets or operations of an entity, should be treated as variable interests or be considered creators of variability when applying CICA Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. This new recommendation had no impact on the Company's consolidated financial statements.

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

Effective April 1, 2006, the Company adopted the following new recommendation of the CICA, EIC-162, "Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date", which addresses how to account for compensation costs attributable to a stock-based award for a compensation plan that contains a provision that allows an employee to continue vesting in accordance with stated vesting terms after the employee has retired. This new recommendation had no impact on the Company's consolidated financial statements.

Discontinued Operations

Effective April 1, 2006, the Company adopted the following new recommendation of the CICA, EIC-161, "Discontinued Operations", which provides guidance on the allocation of interest expense and general corporate overhead expenses to discontinued operations. It also states whether an entity should report the results of operations of a component classified as held for sale as discontinued operations if the remaining operations are insignificant. This new recommendation had no impact on the Company's consolidated financial statements.

2. PORTFOLIO INVESTMENT

	2007	2006
21% share capital interest in Dare Holdings Ltd.	$ 42,991	$ 42,991

The portfolio investment is recorded at cost less the excess of dividends received over the Company's share in accumulated earnings. No dividends were received in fiscal 2007. The dividend of $1,000,000 received during fiscal 2006 was accounted for as a reduction of the cost of the investment.

In fiscal 2006, the Company wrote down the investment by $10,000,000 due to a permanent impairment, resulting from the fair value being below the carrying value.

3. FIXED ASSETS

	2007			2006		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Land	$ 27,666	$ –	$ 27,666	$ 27,084	$ –	$ 27,084
Buildings	278,463	68,750	209,713	249,980	57,799	192,181
Furniture, machinery and equipment	824,427	383,350	441,077	777,635	335,428	442,207
Rolling stock	12,928	7,156	5,772	12,314	6,323	5,991
Held for sale	6,998	–	6,998	7,232	–	7,232
	$1,150,482	$ 459,256	$ 691,226	$1,074,245	$ 399,550	$ 674,695

During the year, a gain on sale of fixed assets held for sale totalling $122,000 ($1,676,000 in 2006) was recorded in cost of sales, selling and administrative expenses. These assets relate mainly to the activities of our Canadian and Other Dairy Products Sector.

During the year, a $3,238,000 ($5,750,000 in 2006) write-down to fair value of certain buildings and machinery and equipment was recorded. This charge is included in depreciation of fixed assets.

Fixed assets held for sale represent mainly machinery, equipment and buildings of the Canadian and US dairy products sector that will be disposed of as a result of certain plant closures.

The book value of fixed assets under construction, that are not being amortized, amounts to $22,518,000 as at March 31, 2007 ($41,465,000 as at March 31, 2006) and consists mainly of machinery and equipment.

4. GOODWILL AND TRADEMARKS

	2007			2006		
	Dairy products sector	Grocery products sector	Total	Dairy products sector	Grocery products sector	Total
Goodwill						
Balance, beginning of year	$ 379,959	$ 164,513	$ 544,472	$ 342,687	$ 164,513	$ 507,200
Foreign currency translation adjustment	(2,405)	–	(2,405)	(9,032)	–	(9,032)
Business acquisitions (Note 14)	395	4,917	5,312	46,304	–	46,304
Balance, end of year	$ 377,949	$ 169,430	$ 547,379	$ 379,959	$ 164,513	$ 544,472
Trademarks						
Balance, beginning of year	$ 30,589	$ –	$ 30,589	$ 24,054	$ –	$ 24,054
Foreign currency translation adjustment	(249)	–	(249)	(845)	–	(845)
Business acquisitions (Note 14)	–	2,000	2,000	7,380	–	7,380
Balance, end of year	$ 30,340	$ 2,000	$ 32,340	$ 30,589	$ –	$ 30,589

5. OTHER ASSETS

	2007	2006
Net accrued pension plan asset (Note 15)	$ 54,326	$ 50,606
Taxes receivable	12,626	9,370
Other	6,774	7,688
	$ 73,726	$ 67,664

6. BANK LOANS

The Company has available short-term bank credit facilities providing for bank loans up to a maximum of approximately $357,000,000. The North American bank loans are available mainly in US dollars or the equivalent in other currencies and bear interest at rates based on lenders' prime rates plus a maximum of 0.25% or LIBOR or bankers' acceptances rate plus 0.50% up to a maximum of 1.125%, depending on the interest-bearing debt to the earnings before interest, depreciation and amortization and income taxes ratio of the Company. Part of the total short-term bank credit facilities is available for the Argentina business and bears interest at local market rates.

7. LONG-TERM DEBT

	2007	2006
Senior notes		
7.97%, repaid in 2007 (US$30,000,000)	$ –	$ 35,013
8.12%, due in November 2009 (US$170,000,000)	196,282	198,407
8.41%, due in November 2014 (US$50,000,000)	57,730	58,355
Other loans, repayable in 2008	21	71
	254,033	291,846
Current portion	21	35,013
	$ 254,012	$ 256,833

Estimated principal payments required in future years are as follows:

2008	$ 21
2009	–
2010	196,282
2011	–
2012	–
2013 and subsequent years	57,730
	$ 254,033

8. OTHER LIABILITIES

	2007	2006
Employee future benefits (Note 15)	$ 9,430	$ 9,101
Other	6,983	7,522
	$ 16,413	$ 16,623

9. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common and preferred shares. The common shares are voting and participating. The preferred shares may be issued in one or more series, the terms and privileges of each series to be determined at the time of their creation.

	2007	2006
Issued		
103,676,917 common shares (104,114,555 in 2006)	$ 511,737	$ 494,250

969,062 common shares (682,173 in 2006) for an amount of $20,886,000 ($13,689,000 in 2006) were issued during the year ended March 31, 2007 pursuant to the share option plan. For share options granted since April 1, 2002, the amount previously accounted for as an increase to contributed surplus was also transferred to share capital upon the exercise of options. For the year ended March 31, 2007, the amount transferred from contributed surplus was $3,481,000 ($1,863,000 in 2006).

Pursuant to the normal course issuer bid, which began on November 11, 2005, the Company could have purchased for cancellation up to 5,256,369 common shares until November 10, 2006. Pursuant to the new normal course issuer bid, which began on November 13, 2006, the Company may purchase for cancellation up to 5,179,304 common shares until November 12, 2007. During the year ended March 31, 2007, the Company purchased 1,406,700 (1,094,900 in 2006) common shares at prices ranging from $34.75 to $38.00 per share ($32.39 to $35.94 in 2006). The excess of the purchase price over the carrying value of the shares in the amount of $43,796,000 ($32,810,000 in 2006) was charged to retained earnings.

Share option plan

The Company established a share option plan to allow for the purchase of common shares by key employees, officers and directors of the Company. The total number of common shares which may be issued pursuant to this plan cannot exceed 14,000,000 common shares. Options may be exercised at a price equal to the closing quoted value of the shares on the day preceding the grant date. The options vest at 20% per year and expire ten years from the grant date.

Options issued and outstanding as at the year-ends are as follows:

		2007		2006	
Granting period	Exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
1998	$ 8.50	19,000	$ 8.50	62,226	$ 8.50
1999	from $16.13 to $18.75	53,140	$ 18.43	95,236	$ 18.33
2000	$ 19.70	106,949	$ 19.70	179,238	$ 19.70
2001	$ 13.50	263,402	$ 13.50	410,797	$ 13.50
2002	from $19.00 to $23.00	419,205	$ 19.04	685,335	$ 19.10
2003	$ 30.35	542,594	$ 30.35	701,465	$ 30.35
2004	$ 22.50	798,755	$ 22.50	1,012,030	$ 22.50
2005	$ 33.05	727,313	$ 33.05	831,135	$ 33.05
2006	$ 36.15	827,932	$ 36.15	901,781	$ 36.15
2007	$ 32.70	1,097,318	$ 32.70	–	$ –
		4,855,608	$ 28.64	4,879,243	$ 26.35
Options exercisable at end of year		2,011,821	$ 24.03	2,077,799	$ 21.28

Changes in the number of options are as follows:

	2007		2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	4,879,243	$ 26.35	4,797,915	$ 23.62
Options granted	1,141,225	$ 32.70	914,952	$ 36.15
Options exercised	(969,062)	$ 21.55	(682,173)	$ 20.07
Options cancelled	(195,798)	$ 30.25	(151,451)	$ 27.37
Balance at end of year	4,855,608	$ 28.64	4,879,243	$ 26.35

The fair value of share purchase options granted was estimated at $9.78 per option ($10.21 in 2006), using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate:	4.2%	4.0%
Expected life of options:	5 years	5 years
Volatility:	35%	31%
Dividend rate:	2.5%	2.0%

The exercise price of these options is $32.70 ($36.15 in 2006), which corresponds to the closing quoted value of the shares on the day preceding the grant date.

A compensation expense of $7,917,000 ($6,958,000 after income taxes) relating to stock options was recorded in the statement of earnings for the year ended March 31, 2007 and $8,196,000 ($7,455,000 after income taxes) was recorded for the year ended March 31, 2006.

The effect of this expense on basic and diluted earnings per share was $0.07 for the year ended March 31, 2007, and $0.07 for the year ended March 31, 2006.

Options to purchase 889,586 common shares at a price of $46.18 were also granted on April 1, 2007.

Deferred share units plan for directors

Since April 1, 2004, all eligible directors of the company are allocated annually a fixed amount of deferred share units (annual grant) which are granted on a quarterly basis in accordance with the deferred share units plan. Also, the directors have a choice to receive either cash or deferred units for their compensation. The number of units issued to each director is based on the market value of the Company's common shares at each grant date. As directors cease their functions with the Company, a cash payment equal to the market value of the accumulated deferred share units will be disbursed. The liability relating to these units is adjusted by taking the number of units outstanding multiplied by the market value of common shares at the Company's year-end. The variation of the liability is recorded as an expense by the Company.

	2007		2006	
	Units	Liability	Units	Liability
Beginning of year	27,904	$ 1,009	11,213	$ 448
Annual Grant	8,000	309	8,000	282
Board compensation	6,821	323	8,691	367
Increase (decrease) due to change in stock price	–	541	–	(88)
End of year	42,725	$ 2,182	27,904	$ 1,009

10. CONTRIBUTED SURPLUS

	2007	2006
Contributed surplus, beginning of year	$ 14,428	$ 8,095
Stock based compensation	7,917	8,196
Amount transferred to share capital	(3,481)	(1,863)
Contributed surplus, end of year	$ 18,864	$ 14,428

11. OTHER INTEREST

	2007	2006
Expense	$ 4,055	$ 2,174
Income	(7,553)	(2,818)
	$ (3,498)	$ (644)

12. INCOME TAXES

The provision for income taxes is comprised of the following:

	2007	2006
Current income taxes	$ 98,169	$ 73,110
Future income taxes	(1,525)	(2,438)
	$ 96,644	$ 70,672

Reconciliation of income taxes, calculated using statutory Canadian income tax rates, to the income tax provision presented in the *statement of earnings:*

	2007	2006
Income taxes, calculated using Canadian statutory income tax rates	$ 108,415	$ 82,569
Adjustments resulting from the following:		
Effect of tax rates of foreign subsidiaries	685	108
Changes in tax laws and rates	(6,058)	1,448
Benefit arising from investment in subsidiaries	(8,033)	(8,901)
Other	1,635	(4,552)
Provision for income taxes	$ 96,644	$ 70,672

The tax effects of temporary differences that give rise to significant portions of the future tax asset and liability are as follows:

	2007	2006
Future income tax asset		
Accounts payable and accrued liabilities	$ 6,895	$ 5,872
Income tax losses	10,681	12,839
Portfolio Investment	1,151	1,832
Other	7,272	4,699
	$ 25,999	$ 25,242
Future income tax liability		
Inventories	$ 5,863	$ 875
Fixed assets	82,757	89,627
Net assets of pension plans	13,423	14,333
Other assets	6,596	3,273
Long-term debt	10,942	13,440
	$ 119,581	$ 121,548

Classified in the financial statements as:

Current future income tax asset	$ 13,045	$ 12,098
Long-term future income tax asset	9,720	1,650
Current future income tax liability	(1,294)	(369)
Long-term future income tax liability	(115,053)	(109,685)
Net future income tax liability	$ (93,582)	$ (96,306)

Potential tax benefits

As of March 31, 2007, in addition to the income tax losses recorded, the Company has income tax losses of approximately $26,357,000 ($40,423,000 in 2006) which may be used to reduce future years' taxable income of its subsidiaries in Argentina. These losses expire as follows:

2008	$ 26,357,000

13. EARNINGS PER SHARE

	2007	2006
Net earnings	$ 238,467	$ 192,102
Weighted average number of common shares outstanding	103,720,154	104,698,601
Dilutive options	727,728	813,052
Dilutive number of common shares outstanding	104,447,882	105,511,653
Basic earnings per share	$ 2.30	$ 1.83
Diluted earnings per share	$ 2.28	$ 1.82

When calculating dilutive earnings per share in 2006, 901,781 options were excluded from the calculation because their exercise price is higher than the average market value. In 2007, no options were excluded from the calculation.

Shares purchased during the year under both normal course issuer bids were excluded from the calculation of earnings per share as of the date of purchase.

14. BUSINESS ACQUISITIONS

On April 13, 2006, the Company acquired the activities of Spezialitäten-Käserei De Lucia GmbH (a German cheese manufacturer producing Italian cheese specialties) for a cash consideration of $7,086,000, which was attributed mainly to fixed assets.

On July 28, 2006, the Company acquired the activities of Boulangerie Rondeau Inc. and Biscuits Rondeau Inc. (a fresh tart and cookie manufacturer operating in Canada) for a cash consideration of $12,545,000. The fair values attributed to the assets acquired were $1,218,000 to working capital, $4,410,000 to fixed assets, $4,917,000 to goodwill, and $2,000,000 to trademarks.

On March 23, 2007, the Company acquired the activities of Dansco Dairy Products Limited (a United Kingdom manufacturer producing mainly mozzarella) for a cash consideration of $12,163,000. The fair values attributed to the assets acquired were $3,935,000 to working capital, and $8,228,000 to fixed assets. The final allocation of the purchase price will be completed in the next fiscal year.

On April 18, 2005, the Company acquired the activities of Fromage Coté S.A. and Distributions Kingsey Inc. (a cheese manufacturer operating in Canada) for a cash consideration of $53,421,000. The fair values attributed to the assets acquired were $11,040,000 to working capital, $11,375,000 to fixed assets, $23,626,000 to goodwill, and $7,380,000 to trademarks.

On May 27, 2005, the Company acquired the activities of Schneider Cheese, Inc. (a cheese manufacturer operating in the United States) for a cash consideration of $32,917,000. The fair values attributed to the assets acquired were $4,718,000 to working capital, $5,521,000 to fixed assets and $22,678,000 to goodwill.

The Company provides defined benefit and defined contribution pension plans as well as other benefit plans such as health insurance, life insurance and dental plans to eligible employees and retired employees.

Under the terms of the defined benefit pension plans, pensions are based on years of service and the average salary of the last employment years or the career salary. Contributions paid by employees and contributions by the Company are based on recommendations from independent actuaries. Actuarial valuations were performed in December 2003 and 2005. The measurement date of pension plan assets and liabilities is December 31.

The defined contribution pension plans entitle participating employees to an annual contribution giving right to a pension.

Plan assets are principally comprised of shares of Canadian and foreign companies, mutual funds and fixed income investments.

Financial position of the plans

	2007		2006	
	Defined benefit pension plans	Other benefit plans	Defined benefit pension plans	Other benefit plans
Changes in accrued benefit obligations				
Benefits obligation at beginning of year	$ 200,370	$ 13,001	$ 175,635	$ 20,586
Current service cost	7,096	256	5,960	467
Interest cost	10,339	658	10,354	912
Benefits paid	(14,612)	(1,144)	(13,018)	(1,591)
Actuarial losses (gains)	(3,225)	406	21,030	672
Amendments and divestitures	–	–	530	(7,951)
Foreign currency gain	(30)	(34)	(121)	(94)
Benefits obligation at end of year	199,938	13,143	200,370	13,001
Changes in fair value of plan assets				
Fair value of plan assets at beginning of year	175,819	–	163,487	–
Actual return on plan assets	19,254	–	14,225	–
Employer contributions	11,563	944	10,071	1,373
Employee contributions	1,150	200	1,150	218
Benefits paid	(14,613)	(1,144)	(13,018)	(1,591)
Foreign currency loss	(27)	–	(96)	–
Fair value of plan assets at end of year	193,146	–	175,819	–
Funded status				
Deficit, end of year	(6,792)	(13,143)	(24,551)	(13,001)
Unamortized actuarial losses	67,104	2,251	82,260	2,113
Unamortized past service cost	1,081	231	1,196	262
Valuation allowance	(181)	–	–	–
Unamortized transitional obligation	(8,749)	1,169	(9,905)	1,365
Asset (liability) as at the measurement date	52,463	(9,492)	49,000	(9,261)
Employer contributions made from the measurement date to the end of the year	1,863	62	1,606	160
Net asset (liability) recognized in the balance sheet	$ 54,326	$ (9,430)	$ 50,606	$ (9,101)

All defined benefit pension plans present an accrued benefit obligations in excess of plan assets.

Employee benefit plans expense

	2007		2006	
	Pension plans	Other benefit plans	Pension plans	Other benefit plans
Defined benefit plans				
Employer current service cost	$ 5,946	$ 56	$ 4,809	$ 249
Interest cost on benefits obligation	10,339	658	10,354	912
Actual return on plan assets	(19,254)	-	(14,225)	-
Actual losses (gains)	(3,225)	406	21,030	687
Plan amendments	-	-	530	39
Curtailment and settlement of plans	-	-	-	(5,291)
Unadjusted benefits expense taking into account the long-term nature of the cost	(6,194)	1,120	22,498	(3,404)
Difference between expected return and actual return on plan assets	6,538	-	1,737	-
Difference between amortized past service costs and plan amendments for the year	115	31	(415)	16
Difference between net actuarial loss recognized and actual actuarial loss on benefits obligation	8,608	(140)	(17,659)	(504)
Transitional obligation amortization	(1,156)	196	(1,156)	197
Defined benefit plan expense before valuation allowance	7,911	1,207	5,005	(3,695)
Valuation allowance	181	-	-	-
Defined benefit plan expense	8,092	1,207	5,005	(3,695)
Defined contribution plan expense	11,929	-	11,093	-
Total benefit plan expense	$ 20,021	$ 1,207	$ 16,098	$ (3,695)

For the year ended March 31, 2007, the Company's total expense for all its employee benefits plans was $ 21,229,000 ($12,403,000 in 2006) and the total Company contributions to the employee benefits plans was $ 24,436,000 ($22,537,000 in 2006).

Weighted average assumptions				
To determine benefits obligation at the end of year:				
Discount rate	5.26%	5.35%	5.26%	5.31%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%
To determine benefit plan expense:				
Discount rate	5.26%	5.31%	6.00%	6.00%
Expected long-term rate of return on plan assets	7.31%	N/A	7.32%	N/A
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%

For measurement purposes, a 7% to 10% annual rate of increase was used for health, life insurance and dental plan costs for the year 2008 and this rate is assumed to decrease gradually to 5.1% in 2012. In comparison, during the previous year, a 7% to 12% annual rate was used for the year 2007 and that rate was assumed to decrease gradually to 6% in 2011.

16. COMMITMENTS AND CONTINGENCIES

The Company carries some of its operations in leased premises and has also entered into lease agreements for equipment and rolling stock. The minimum annual lease payments required are as follows:

2008	$	10,038
2009		8,275
2010		7,111
2011		6,228
2012		3,482
Subsequent years		4,890
	$	40,024

The Company is defendant to certain claims arising from the normal course of its business. The Company believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position. During the fiscal year, a proposed change with retroactive effect to Canadian provincial tax legislation was effectively enacted. A tax assessment for an amount of approximately $12,000,000 was issued as a result of the enactment. The Company has legal basis to believe that it will not have to pay such tax assessment. Therefore, no amount relating to this assessment has been included in the March 31, 2007 financial statements.

Indemnifications

The Company from time to time offers indemnifications to third parties in the normal course of its business, in connection with business or asset acquisitions or dispositions. These indemnification provisions may be in connection with breach of representations and warranties and for future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration. At March 31, 2007, given that the nature and amount of such indemnifications depend on future events, the Company is unable to reasonably estimate its maximum potential liability under these agreements. The Company has not made any significant indemnification payments in the past, and as at March 31, 2007 and 2006, the Company has not recorded a liability associated with these indemnifications.

Leases

The Company guarantees to certain lessors a portion of the residual value of certain leased assets with respect to operating which mature until 2013. If the market value of leased assets, at the end of the respective operating lease term, is inferior to the guaranteed residual value, the Company is obligated to indemnify the lessor, specific to certain conditions, for the shortfall up to a maximum value. The Company believes that the potential indemnification will not have a significant effect on the consolidated financial statements.

17. RELATED PARTY TRANSACTIONS

The Company receives and provides services from companies subject to significant influence through ownership by its principal shareholder. These transactions were made in the normal course of business and have been recorded at the exchange amount which corresponds to the fair market value. All amounts are included in cost of sales, selling and administrative expenses on the statement of earnings.

Services received were the following:

		2007		2006
Rent, travel and lodging expenses	$	2,164	$	1,937
Management fees for compensation of the Chairman of the Board		500		500
	$	2,664	$	2,437
Services provided were the following:				
Management fees for services provided by the Company	$	175	$	175

There are no amounts receivable or payable with respect to these transactions as at March 31, 2007 and 2006.

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value of financial instruments

The fair value of cash and cash equivalents, receivables, bank loans and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term maturity.

The fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $277,505,000 ($318,292,000 in 2006).

b) Credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. The Company does not have any credit risk concentration.

c) Interest rate risk

The short-term bank credit facilities bear interest at fluctuating rates.

The Company occasionally enters into interest swap contracts to hedge against exposures to increases in interest rates. As at March 31, 2007, the Company had no outstanding interest swap contracts.

d) Currency risk

In the normal course of Canadian operations, the Company enters into certain foreign currency transactions. The Company manages its currency risks by occasionally entering into foreign currency contracts. The Company had outstanding foreign currency contracts as at the balance sheet date for the purchase of 1,300,000 euros (1,800,000 euros in 2006) and $5,000,000 US.

The Company realizes approximately 26% and 5% of its sales in the United States and Argentina, respectively, and is therefore exposed to currency exchange fluctuations.

The cash flows from US operations constitute a natural economic hedge against the exchange risk related to debt expressed in US dollars.

e) Price commodities risk

The Company occasionally enters into hedging contracts to hedge against fluctuations on the price of certain commodities. Outstanding contracts as at the balance sheet date had a negative fair value of $756,000 (positive fair value of $1,800,000 in 2006).

19. SEGMENTED INFORMATION

The Company has two operating segments, Dairy Products and Grocery Products.

The dairy products sector principally includes the production and distribution of cheeses and fluid milk. The activities of this sector are carried out in Canada, United States, Argentina, Germany and the United Kingdom.

The grocery products sector consists of the production and marketing of mainly snack-cakes. Total assets of this sector include the portfolio investment.

These operating sectors are managed separately because each sector represents a strategic business unit that offers different products and serves different markets. The Company measures performance based on geographic operating income and sector operating income on a stand-alone basis.

The accounting policies of the sectors are the same as those described in Note 1 relating to significant accounting policies. The Company does not have any intersegment sales.

Revenues are attribuable to countries based upon manufacturing origin.

Information on operating sectors

	2007			2006		
	Canada and other	United States	Total	Canada and other	United States	Total
Revenues						
Dairy products	$2,794,099	$1,036,830	$3,830,929	$2,651,402	$1,206,601	$3,858,003
Grocery products	170,051	–	170,051	164,207	–	164,207
	$2,964,150	$1,036,830	$4,000,980	$ 2,815,609	$1,206,601	$4,022,210
Earnings before interest, depreciation, income taxes, and devaluation						
Dairy products	$ 317,086	$ 82,890	$ 399,976	$ 261,593	$ 78,300	$ 339,893
Grocery products	26,356	–	26,356	26,072	–	26,072
	$ 343,442	$ 82,890	$ 426,332	$ 287,665	$ 78,300	$ 365,965
Depreciation of fixed assets						
Dairy products	$ 36,163	$ 29,849	$ 66,012	$ 34,146	$ 29,881	$ 64,027
Grocery products	6,104	–	6,104	5,334	–	5,334
	$ 42,267	$ 29,849	$ 72,116	$ 39,480	$ 29,881	$ 69,361
Operating income						
Dairy products	$ 280,923	$ 53,041	$ 333,964	$ 227,447	$ 48,419	$ 275,866
Grocery products	20,252	–	20,252	20,738	–	20,738
	$ 301,175	$ 53,041	$ 354,216	$ 248,185	$ 48,419	$ 296,604
Devaluation of portfolio investment			–			10,000
Interest			19,105			23,830
Earnings before income taxes			335,111			262,774
Income taxes			96,644			70,672
Net earnings			$ 238,467			$ 192,102

Geographic information

	2007				2006			
	Canada	Argentina & Europe	United States	Total	Canada	Argentina & Europe	United States	Total
Revenues								
Dairy products	$2,566,645	$ 227,454	$1,036,830	$3,830,929	$2,473,045	$ 178,357	$1,206,601	$3,858,003
Grocery products	170,051	–	–	170,051	164,207	–	–	164,207
	$2,736,696	$ 227,454	$1,036,830	$4,000,980	$2,637,252	$ 178,357	$1,206,601	$4,022,210
Total assets								
Dairy products	$1,014,705	$ 206,145	$ 961,923	$2,182,773	$1,116,636	$ 148,157	$ 695,881	$1,960,674
Grocery products	305,594	–	–	305,594	293,259	–	–	293,259
	$1,320,299	$ 206,145	$ 961,923	$2,488,367	$1,409,895	$ 148,157	$ 695,881	$2,253,933
Net book value of fixed assets								
Dairy products	$ 332,980	$ 102,073	$ 209,666	$ 644,719	$ 336,772	$ 70,863	$ 226,433	$ 634,068
Grocery products	46,507	–	–	46,507	40,627	–	–	40,627
	$ 379,487	$ 102,073	$ 209,666	$ 691,226	$ 377,399	$ 70,863	$ 226,433	$ 674,695
Additions to fixed assets								
Dairy products	$ 24,264	$ 28,588	$ 15,699	$ 68,551	$ 42,569	$ 29,798	$ 18,503	$ 90,870
Grocery products	7,576	–	–	7,576	5,282	–	–	5,282
	$ 31,840	$ 28,588	$ 15,699	$ 76,127	$ 47,851	$ 29,798	$ 18,503	$ 96,152
Goodwill								
Dairy products	$ 156,324	$ 395	$ 221,230	$ 377,949	$ 156,324	$ –	$ 223,635	$ 379,959
Grocery products	169,430	–	–	169,430	164,513	–	–	164,513
	$ 325,754	$ 395	$ 221,230	$ 547,379	$ 320,837	$ –	$ 223,635	$ 544,472

20. SUBSEQUENT EVENTS

On April 2, 2007, the Company acquired the activities of Land O'Lakes West Coast industrial cheese business in the US for a cash consideration of $254,000,000. The fair values attributed to the assets acquired were $24,000,000 to working capital, $225,000,000 to fixed assets, and $5,000,000 to goodwill. The final allocation of the purchase price will be completed in the next fiscal year.

21. COMPARATIVE AMOUNTS

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

SHAREHOLDER INFORMATION

Head Office
Saputo Inc.
6869 Métropolitain Blvd. East
Saint-Léonard, Québec, Canada H1P 1X8
Telephone: 514.328.6662 – Fax: 514.328.3364
www.saputo.com

General Annual Meeting of Shareholders
Tuesday, July 31, 2007, at 11 a.m.
Laval Room, Hotel Sheraton Laval
2440 Autoroute des Laurentides
Laval, Québec, Canada H7T 1X5

Investor Relations
Corporate Communications
Telephone: 514.328.3377 - Fax: 514.328.3364
Email: investors@saputo.com

Stock Exchange
Toronto
Symbol: SAP

Transfer Agent
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8
Telephone: 514.982.7888

External Auditors
Deloitte & Touche LLP, Montréal, Québec

Dividend Policy
Saputo Inc. declares quarterly cash dividends on common shares at $0.20 per share, representing a yearly dividend of $0.80 per share. The balance of corporate earnings is reinvested to finance the growth of the Company's business.

The Board of Directors may review the Company's dividend policy from time to time based on financial position, operating results, capital requirements and such other factors as are deemed relevant by the Board in its sole discretion.

Un exemplaire français vous sera expédié sur demande adressée à :
Saputo inc.
Communications corporatives
6869, boul. Métropolitain Est
Saint-Léonard (Québec) Canada H1P 1X8
Téléphone : 514.328.3377 – Télécopieur : 514.328.3364
Courriel : investisseurs@saputo.com

Photography: Guy Tessier, Tilt, Tango Photographie, Roth and Ramberg, Mike Schutz – MPS Photography and Roberto Pfeil.

We wish to thank Michel Barré, Britta Emming, Nicole Fisher and Sebastián García Alemán for their collaboration in providing visual elements.

Graphic Design: dyade.com

Printed in Canada

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Mixed Sources
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Cert no. SGS-COC-1727
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© 1996 Forest Stewardship Council

Printed on FSC-certified paper, of which 25% of the fibres are from well-managed forests independently certified according to Forest Stewardship Council regulations.

www.saputo.com

Saputo

Saputo

SAPUTO INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the holders of common shares of SAPUTO INC. will be held in the Laval room of the Hotel Sheraton Laval, 2440 autoroute des Laurentides, Laval, Québec, on July 31, 2007 at 11:00 a.m. (local time) for the following purposes:

(1) to receive the consolidated balance sheet, the consolidated statement of earnings and retained earnings and the consolidated statement of cash flows for the year ended March 31, 2007 and the auditors' report relating thereto;

(2) to elect directors for the ensuing year;

(3) to appoint auditors for the ensuing year and authorize the directors to fix their remuneration;

(4) to consider and, if deemed advisable, to approve, ratify and confirm the proposed amendments to the Equity Compensation Plan, as detailed in the management proxy circular attached hereto; and

(5) to transact such other business as may properly come before the meeting and any adjournment thereof.

Only holders of common shares of Saputo Inc. of record at 5:00 p.m. on June 20, 2007 will be entitled to receive this notice.

The management proxy circular for the meeting is appended to this Notice. A copy of the annual report to shareholders and a form of proxy for the meeting are also enclosed with this Notice.

Saint-Léonard, Québec, June 5, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Louis-Philippe Carrière, FCA
Executive Vice-President
Finance and Administration and Secretary

Holders of common shares may exercise their rights by attending the meeting or by completing a form of proxy. The holders of common shares who will be unable to attend the meeting in person are kindly asked to sign the enclosed form of proxy and return it in the stamped envelope provided as soon as possible. Your shares will be voted in accordance with your instructions as indicated on the proxy. If the proxy does not provide for any instructions, the persons whose names are printed on the form will vote in favour of the proposals made by Management.

SAPUTO INC.

MANAGEMENT PROXY CIRCULAR

This Circular is furnished in connection with the solicitation by the Management of SAPUTO INC. (the "Company") of proxies which will be used to vote at the Annual and Special Meeting (the "Meeting") of the holders of common shares of the Company (the "Common Shares") to be held on July 31, 2007, at the time and place and for the purposes set forth in the foregoing Notice and at any adjournment thereof.

The solicitation of proxies will be made primarily by mail. However, the Management of the Company may solicit proxies at a nominal cost by telephone, telecopier or by personal interview. The Company will reimburse brokers and other persons holding shares for others for their reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company at least 48 hours prior to the Meeting. A proxy may be revoked at any time by the person giving it, to the extent that it has not already been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company if this notice is received no later than the business day preceding the Meeting. The powers of the proxy holders may also be revoked if the holder of Common Shares attends the Meeting in person and so requests by depositing such written notice with the Chairman of the Meeting.

The persons whose names are printed on the enclosed form of proxy are directors and executive officers of the Company. **Every holder of Common Shares has the right to appoint a person (who need not be a shareholder) other than those whose names are printed on the form of proxy to act on his behalf at the Meeting. To exercise this right, the holder of Common Shares must insert his nominee's name in the blank space provided for such purpose in the form of proxy or prepare another proxy in proper form.**

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions indicated on the form of proxy. **If the form of proxy does not provide for any instructions, these persons will vote in favour of the proposals made by the Management of the Company.**

Every proxy given to any of the persons named in the form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to any other matter that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Common Shares are the only securities of the share capital of the Company which carry voting rights. As at May 28, 2007, the Company had 103,782,700 Common Shares outstanding. Each Common Share entitles its holder to one vote.

Only holders of Common Shares of record at 5:00 p.m. on June 20, 2007 will be entitled to receive the Notice. They will also be entitled to vote at the Meeting and at any adjournment thereof unless their Common Shares have been transferred and the transferee has produced properly endorsed certificate(s) representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has requested, at least 10 days before the Meeting, that such transferee's name be duly entered on the list of shareholders of the Company, in which case the transferee shall exercise the voting rights attached to the Common Shares.

To the knowledge of the Company's directors and executive officers, on May 28, 2007, the only persons or companies who or which owned of record or beneficially, directly or indirectly, or exercised control or direction over 10% or more of the issued and outstanding Common Shares were the following:

Name	Type of ownership	Number of Common Shares	Percentage of Class
Gestion Jolina Inc. (1)	of record	34,939,962 (2)	33.67 %

(1) Gestion Jolina Inc. is a holding company controlled by Mr. Emanuele (Lino) Saputo.
(2) Includes 1,511,628 Common Shares held by Jolina Capital Inc., the sole shareholder of Gestion Jolina Inc.

ELECTION OF DIRECTORS

For fiscal 2008, Management proposes that the Board of Directors be composed of ten members. **Except where the authority to vote in favour of the directors is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the election of the ten nominees whose names are set forth in the following table.** The vote for each director will be conducted on an individual basis. Each director elected will hold office until the next annual meeting or until that director's successor is duly elected, unless the office is vacated earlier in accordance with the relevant provisions of the applicable laws.

The following table sets forth, for each person nominated by Management for election as a director, his or her name and Province/State and Country of residence, the year in which he or she first became a director, the principal occupation of each nominee, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each nominee and the number of options or deferred share units owned by each nominee, the whole as at May 28, 2007. Reference is made to Schedule "A" hereto for a brief biography of the nominees as well as a summary of their attendance to board and committee meetings for fiscal 2007.

Name and Province/State and Country of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised	Options owned [1]	Number of Deferred Share Units [1]
EMANUELE (LINO) SAPUTO [3] Québec, Canada	1992	Chairman of the Board of the Company	34,939,962 [2]	--	--
LINO A. SAPUTO, JR. Québec, Canada	2001	President and Chief Executive Officer of the Company	33,611	125,746	--
ANDRÉ BÉRARD [4] [6] Québec, Canada	1997	Corporate Director	8,125	12,000	9,318
LUCIEN BOUCHARD [4] Québec, Canada	2004	Senior Partner, Davies Ward Phillips & Vineberg LLP	--	--	6,296
PIERRE BOURGIE [4] [5] Québec, Canada	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	467,000	10,000	2,559
FRANK A. DOTTORI [5] [7] Québec, Canada	2003	President of Fadco Consulting Inc. (a consulting company)	200	1,000	6,452
JEAN GAULIN [4] Texas, USA	2003	Corporate Director	28,700	1,000	1,170
CATERINA MONTICCIOLO, CA Québec, Canada	1997	President of Julvest Capital Inc. (a holding company)	119,000	12,000	3,651
PATRICIA SAPUTO, CA, ICD.D Québec, Canada	1999	Chief Financial Officer of Placements Italcan Inc. (a diversified investment company)	1,800	8,000	4,609
LOUIS A. TANGUAY [5] Québec, Canada	1997	Corporate Director	4,000	12,000	8,666

(1) Effective in fiscal 2005, the options granted to the outside directors of the Company were replaced by deferred share units. The Deferred Share Units shown in the table represent both the annual grants of Deferred Share Units and the Deferred Share Units granted with respect to the director's compensation. The options shown in the table were granted before April 1, 2004. For more detailed information, see "Deferred Share Unit Plan". The options held by Lino A. Saputo, Jr. were granted to him before he became President and Chief Executive Officer of the Company. See "Corporate Governance and Human Resources Committee - Report on Executive Compensation".

(2) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo. See "Voting Shares and Principal Holders of Voting Shares".

(3) Mr. Emanuele (Lino) Saputo is a director of Arbec Forest Products Inc. (formerly Uniforêt Inc.) which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, it completed the implementation of this plan.

(4) Members of the Corporate Governance and Human Resources Committee. The Chairman of the Committee is Mr. André Bérard.

(5) Members of the Audit Committee. The Chairman of the Committee is Mr. Louis A. Tanguay.

(6) Lead Director.

(7) Mr. Frank A. Dottori was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc., until October 29, 2003. On January 30, 2004, Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership filed for protection under the *Companies' Creditors Arrangement Act*. On July 4, 2005, the Plan of Arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and is being implemented since then.

During the last five years, all of the above nominees have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. André Bérard who, until March 10, 2004, was Chairman of the Board of a Canadian Chartered Bank; and Mr. Frank A. Dottori who, until January 26, 2006, was President and Chief Executive Officer of Tembec Inc. (a forest products company).

Information as to shares and options beneficially owned by each nominee, or over which each exercised control or direction, as at May 28, 2007, has been furnished by the nominees individually.

EXECUTIVE COMPENSATION

The following table provides a summary of compensation earned during the fiscal years ended March 31, 2007, 2006 and 2005, as salary, bonus or otherwise, by the CEO, CFO and the three most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). Certain aspects of this compensation are dealt with in further detail in the following tables.

		Annual compensation			Long-term Compensation Awards	
Name and principal occupation	**Year**	**Salary [1] ($)**	**Bonus [1] ($)**	**Other annual compensation [2] ($)**	**Number of Common Shares under options granted**	**All other compensation ($)**
Lino A. Saputo, Jr. President and Chief Executive Officer	2007 C$ 2006 C$ 2005 C$	800,000 725,000 650,000	800,000 672,500 487,500	- - -	- - -	- - -
Louis-Philippe Carrière Executive Vice-President Finance and Administration and Secretary	2007 C$ 2007 US$ 2006 C$ 2006 US$ 2005 C$ 2005 US$	416,000 92,000 400,000 85,000 388,000 74,000	208,000 46,000 185,520 39,400 194,000 37,000	- - - - - -	25,443 6,361 19,364 4,841 17,610 4,402	- - - - - -
Pierre Leroux Executive Vice-President Human Resources and Corporate Affairs	2007 C$ 2007 US$ 2006 C$ 2006 US$ 2005 C$ 2005 US$	416,000 92,000 400,000 85,000 388,000 74,000	208,000 46,000 185,520 39,400 174,600 33,300	- - - - - -	25,443 6,361 19,364 4,841 17,610 4,402	- - - - - -
Dino Dello Sbarba President and Chief Operating Officer Dairy Products Division (Canada)	2007 C$ 2006 US$ 2005 US$	550,000 440,000 400,000	411,125 245,700 240,000	- - -	33,639 25,754 23,828	- - -
Terry Brockman President and Chief Operating Officer Cheese Division (USA) [3]	2007 US$ 2006 US$ 2005 US$	275,000 162,000 137,000	121,468 30,805 26,792	- - -	16,820 6,100 6,218	- - -

(1) The allocation of salary and bonus of the Named Executive Officers in US and Canadian dollars reflects the involvement of the individuals in the Company's United States and Canadian operations respectively.

(2) Excluded from Other Annual Compensation are perquisites and other personal benefits which, in the aggregate, do not exceed the lesser of $50,000 and ten percent of the total annual salary and bonus of the Named Executive Officer for the fiscal year.

(3) Mr. Terry Brockman became President and Chief Operating Officer, Cheese Division (USA) on April 1, 2006. Prior to such date, Mr. Brockman was Vice-President, Human Resources for Cheese Division (USA).

Options granted during the most recently completed fiscal year

The following table presents the options granted under the Equity Compensation Plan (as defined in the section "Securities Authorized for Issuance under Equity Compensation Plans" of this Circular), to the Named Executive Officers during the fiscal year ended March 31, 2007.

Name	Number of Common Shares under options granted	% of total options granted to employees in financial year	Exercise price [1] ($/Share)	Market value of Common Shares underlying options on the date of grant [1] ($/Share)	Expiration date
Lino A. Saputo, Jr.	-	-	-	-	-
Louis-Philippe Carrière	31,804	2.79	32.70	32.70	04/01/2016
Pierre Leroux	31,804	2.79	32.70	32.70	04/01/2016
Dino Dello Sbarba	33,639	2.95	32.70	32.70	04/01/2016
Terry Brockman	16,820	1.47	32.70	32.70	04/ 01/2016

(1) Corresponds to the closing price of the Common Shares on the Toronto Stock Exchange (the "TSX") on March 31, 2006, which is the business day immediately preceding April 1, 2006 being the grant date.

Aggregated options exercised during the most recently completed fiscal year and year-end values

The following table presents, for each of the Named Executive Officers, the options exercised during the fiscal year ended March 31, 2007, as well as the unexercised options and the value of the unexercised in-the-money options as at March 31, 2007 under the Equity Compensation Plan. It should be noted that unexercised options might never be exercised and that the value of unexercised in-the-money options might never be realized.

Name	Number of Common Shares acquired on exercise	Aggregate value realized [1] ($)	Number of unexercised options as at 03/31/07		Value of unexercised in-the-money options as at 03/31/07 [2]	
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Lino A. Saputo, Jr.	-	-	105,123	20,623	2,483,070	436,362
Louis-Philippe Carrière	73,000	1,716,857	58,578	83,305	1,034,730	1,195,450
Pierre Leroux	-	-	151,166	83,305	3,667,401	1,195,450
Dino Dello Sbarba	-	-	194,129	87,470	5,131,286	1,246,935
Terry Brockman	-	-	14,701	30,087	271,681	425,594

(1) The value realized on exercise is equal to the difference between the closing price of the Common Shares on the TSX on the exercise date and the exercise price of the option.

(2) The value of an unexercised in-the-money option at fiscal year-end is equal to the difference between the closing price of the Common Shares on the TSX on March 31, 2007, being $46.18 per share, and the exercise price of the option.

Defined Benefit Plan

The following table presents the estimated annual benefits payable at normal retirement age ("NRA") for Messrs. Louis-Philippe Carrière, Dino Dello Sbarba and Pierre Leroux, who are currently participating in a non-contributive defined benefit pension plan, and for Mr. Terry Brockman who participates in a 401(K) pension plan. Moreover, each of these executive officers participates in a supplementary retirement plan.

Non-Contributive Defined Benefit Pension Plan, 401(K) Pension Plan and Supplementary Retirement Plan (the "Pension Plans")

Remuneration	**Projected Years of Service**				
$(000's)	**15**	**20**	**25**	**30**	**35**
150	45,000	60,000	75,000	90,000	105,000
200	60,000	80,000	100,000	120,000	140,000
300	90,000	120,000	150,000	180,000	210,000
400	120,000	160,000	200,000	240,000	280,000
500	150,000	200,000	250,000	300,000	350,000
600	180,000	240,000	300,000	360,000	420,000
700	210,000	280,000	350,000	420,000	490,000

Under the Pensions Plans, the participants are entitled to retirement benefits equal to 2% of their respective final average earning multiplied by their respective years of credited service. The final average earning equals to the base salary average during the last consecutive 36 months within the ten (10) year period preceding the retirement during which the average is at its highest. The credited years of service correspond to the service period following January 1, 2004. However, each participant who adhered to the Non-Contributive Defined Benefit Pension Plan on January 1, 2004, is credited an additional ½ year of service for each year of service following January 1, 2004. Messrs Carrière, Dello Sbarba and Leroux adhered to this pension plan on January 1, 2004 and therefore were credited 4.875 years of service as of March 31, 2007.

The Pension Plans' normal retirement age is 65. However, a member can retire before that age and start receiving a reduced pension.

If a participant has a spouse at the time of retirement, the benefit payable to his spouse will be on the basis of a joint and surviving spouse annuity reducing to 60% upon his death. Otherwise, the normal form of payment will be a lifetime pension guaranteed for 10 years.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

There is no contract, arrangement or any other understanding with respect to employment, termination of employment, a change of control or a change in responsibilities following a change of control, between the Company and any of the Company's executive officers.

Corporate Governance and Human Resources Committee

Composition and Mandate of the Committee

The Corporate Governance and Human Resources Committee (the "Corporate Governance Committee") is composed of four members of the Board of Directors, Messrs. André Bérard, Lucien Bouchard, Pierre Bourgie and Jean Gaulin, all of whom are independent directors. See Schedule "B" - Statement of Corporate Governance Practices – Composition and Independence of the Board.

The mandate of the Committee is described in Schedule "B" – Statement of Corporate Governance Practices – Committees.

Report on Executive Compensation

General Principles of Executive Compensation

The Committee is responsible for reviewing and monitoring the compensation policy regarding executive officers of the Company, including determining the financial performance targets to be achieved by the Company in order for executive officers to receive a determined bonus.

During the year ended March 31, 2007, the Company revised its compensation policy following a review conducted by Perrault Conseil, a compensation consulting firm. During such review, the compensation policies of several Canadian and American manufacturing companies and distributors were analysed in light of the size of the Company, the geographic markets in which it operates and the responsibilities given to its executive officers (the "Comparative Group"). The Comparative Group consisted of a representative number of companies which provided a reliable source of comparative information.

With regard to the assistance provided in the compensation policy review process and other compensation matters of the Company, Perrault Conseil Inc. was paid fees totalling $57,070 during the last fiscal year. Perrault Conseil was not retained to perform other work for the Company in fiscal 2007.

The compensation policy for fiscal 2007 was determined based on the review of market practices as well as an analysis of the performance of the organizations forming part of the Comparative Group. The Corporate Governance Committee believes that the compensation policy is competitive with that offered by Canadian corporations of similar size having operations in the United States.

The following constitutes a summary of the principles based upon which the compensation of the executive officers was determined for fiscal 2007.

The compensation policy is designed to attract and retain competent individuals who can ensure the current and long-term success of the Company. For fiscal 2007, the compensation for the executive officers of the Company, including the Named Executive Officers, consisted of three components: base salary, bonus and options. The Company's compensation policy and plans are designed to reward adequately the executive officers for their services and to encourage them to establish short and long term strategies aimed at increasing share value and creating economic wealth. The Company's compensation strategy therefore places the emphasis on compensation elements linked to performance.

Base Salary

For fiscal 2007, base salary was re-evaluated based on the principles established following the review of the Comparative Group, as well as on more subjective criteria such as internal equity and performance of each senior executive. Base salary is competitive with the third quartile of the base salaries offered by the Canadian corporations included in the Comparative Group and is between the median and the third quartile of the base salaries offered by American corporations. The base salary for certain of the Named Executive Officers for fiscal 2007 was paid in U.S. dollars, in portion or in full, in order to take into account compensation packages paid in the United States for similar positions, considering the importance of the Company's American operations and the role of such Named Executive Officers.

The Corporate Governance Committee believes that the base salary component of the compensation for the Company's executive officers reflects salaries offered for positions involving similar responsibilities and complexity, internal equity comparisons, as well as the ability and experience of the Company's executive officers.

Annual Incentive (Bonus)

The annual incentive (bonus) plan aims at encouraging the achievement of financial performance targets and rewarding the executive officers based on Saputo's success.

For fiscal 2007, the Corporate Governance Committee determined the financial performance targets which had to be achieved by the Company as well as the maximum amount of bonus which could be paid to each executive officer in the event the targets were met. For fiscal 2007, the financial performance target was based on the earnings before interest, income taxes and depreciation (EBITDA) as determined in the budget approved by the Board of Directors, taking into account certain market conditions having an effect on the EBITDA but on which the executive officers have no control.

Under the plan, a bonus could only be paid if at least 85% of the financial performance target was met by the Company or the relevant division depending on the senior executive. Bonus payments were made proportionately to the level actually achieved above 85%. For fiscal 2007, the Company reached 100% of its financial performance target. The annual bonus is based solely on the financial performance of the Company or of the relevant division depending on the executive officers.

Each year, the Corporate Governance Committee establishes payout percentages for the bonuses. For fiscal 2007, payout percentages established for the bonuses to be awarded to the executive officers, other than the Chief Executive Officer, ranged from 42.5% of base salary to 75% of base salary if the financial performance targets set forth in the budgets were exceeded. For fiscal 2007, the amount of bonus paid to each senior executive, other than the Chief Executive Officer, represented between 44.2% and 75% of their base salary. The bonus paid to each executive officer was paid based on the level of achievement of the financial performance targets. As with the base salary, considering the importance of the Company's American operations, a portion of the bonuses for certain of the Named Executive Officers was paid in U.S. dollars in order to take into account compensation packages paid in the United States for similar positions.

The Corporate Governance Committee reviewed the bonus plan and believes that its underlying principles are sufficiently defined and adequately encourage the executive officers to excel. This plan is competitive with the median of bonus plans offered by the corporations included in the Comparative Group.

Long-Term Incentive Plan (Options)

Options to purchase Common Shares may be granted from time to time to executive officers and other key employees pursuant to the Equity Compensation Plan in order to sustain a commitment to long-term profitability and maximize shareholder value.

On April 1, 2006, the Corporate Governance Committee granted options to executive officers for the fiscal year ended March 31, 2007. The number of options granted represented a percentage of base salary, without taking into account the number of options already held by such senior executive. Refer to the section entitled "Securities Authorized for Issuance under Equity Compensation Plan" for a discussion of the terms and conditions relating to the options, including vesting periods.

Chief Executive Officer

For fiscal 2007, the Chief Executive Officer's base salary and bonus were based upon the same principles as those used for the other executive officers of the Company. The Chief Executive Officer's compensation package was determined by the Corporate Governance Committee. Lino A. Saputo, Jr.'s base salary was fixed at $800,000 for fiscal 2007. The payout percentages for his annual bonus ranged from 85% of his base salary to 125% of his base salary if the financial performance targets set forth in the budgets were exceeded, the whole in accordance with the Company's compensation policies. For fiscal 2007, the amount of bonus paid to the Chief Executive Officer represented 100% of his base salary. For fiscal 2007, no options were granted to the Chief Executive Officer, as his interest in the principal shareholder constitutes a sufficient long-term incentive.

The individual performance of the Chief Executive Officer is measured based on the achievement of objectives determined annually by the Chief Executive Officer together with the Corporate Governance Committee. Under the annual incentive plan, the bonus paid to the Chief Executive Officer is calculated on the basis of the EBITDA as determined in the budgets approved by the Board of Directors, taking into account certain market conditions having an effect on the EBITDA but on which the executive officers have no control. Under the plan, a bonus could only be paid to the Chief Executive Officer if at least 85% of the financial performance targets were met by the Company. Bonus payments were made proportionately to the level actually achieved above 85%.

Base salary and bonus of the Chief Executive Officer is between the median and the third quartile of the base salaries and bonus offered by the Canadian corporations and the American corporations included in the Comparative Group. The base salary and bonus paid take into consideration the fact that the Chief Executive Officer was named in March 2004. It is the Company's objective to have, within the next year, the base salary and bonus paid to the Chief Executive Officer competitive with the third quartile of the base salaries and bonus offered by the Comparative Group.

Reference is made to Schedule "B" – Position Descriptions to this Circular for a description of the annual review process of the Chief Executive Officer's performance.

PERFORMANCE GRAPH

The following graph compares, on a yearly basis, the total cumulative shareholder return of $100 invested in the Common Shares with the S&P/TSX Composite Total Return Index of the TSX during the five fiscal years ending March 31, 2007.



Cumulative Total Return since
March 31, 2002
March 31, 2002 = 100
300,0
250,0
200,0
150,0
100,0
50,0
3/31/02
3/31/03
3/31/04
3/31/05
3/31/06
3/31/07
Saputo Total Return
S&P TSX Composite Total Return Index

	3/31/02	3/31/03	3/31/04	3/31/05	3/31/06	3/31/07
SAPUTO TOTAL RETURN	100	75	112	125	115	165
S&P TSX COMPOSITE TOTAL RETURN INDEX	100	82	113	129	166	185

COMPENSATION OF DIRECTORS

During fiscal 2007, each director who was not a salaried officer or employee of the Company was paid an annual fee of $30,000 (except for the lead director who was paid an annual fee of $55,000) and a further attendance fee of $1,500 for each meeting of the Board of Directors. The Chairman of the Corporate Governance Committee and the Audit Committee were paid annual fees of $5,000 and $10,000, respectively, and the other members of both committees received an annual fee of $3,000. All members of the committees receive an attendance fee of $1,500 for each committee meeting.

For fiscal 2007, each director who was not a salaried officer or employee of the Company was allocated an annual total of 1,000 deferred share units granted on a quarterly basis pursuant to the Company's deferred share unit plan (the "Deferred Share Unit Plan") in consideration for his or her services as director of the Company. The Chairman of the Audit Committee and the Lead Director were also granted 500 additional deferred share units. See "Deferred Share Unit Plan for Directors". Mr.

Emanuele (Lino) Saputo received $500,000 from the Company for his services as Chairman of the Board of Directors in fiscal 2007.

The following table shows the compensation paid to each director for his or her services in fiscal 2007.

Fees paid and deferred share units (DSU) granted to Directors in fiscal 2007

Director	Board Annual fee ($)	Committee annual fee ($)	Board attendance fee ($)	Committee attendance fee ($)	Total fees paid ($)	% of Fees paid in cash	% of Fees paid in DSUs	DSUs annual grant	Options granted
Emanuele (Lino) Saputo	500,000	--	--	--	500,000	100	--	--	--
Lino A. Saputo, Jr.	--	--	--	--	--	--	--	--	--
André Bérard	55,000	5,000	7,500	7,500	75,000	--	100	1,500	--
Lucien Bouchard	30,000	3,000	9,000	7,500	49,500	--	100	1,000	--
Pierre Bourgie	30,000	6,000	9,000	16,500	61,500	100	--	1,000	--
Frank A. Dottori	30,000	3,000	9,000	10,500	52,500	--	100	1,000	--
Jean Gaulin	30,000	3,000	9,000	7,500	49,500	100	--	1,000(1)	--
Caterina Monticciolo	30,000	n/a	9,000	n/a	39,000	100	--	1,000	--
Patricia Saputo	30,000	n/a	7,500	n/a	37,500	100	--	1,000	--
Louis A. Tanguay	30,000	10,000	9,000	10,500	59,500	--	100	1,500	--

(1) Mr. Jean Gaulin received his DSU's annual grant in cash because of his status as a US resident.

Deferred Share Unit Plan for Directors

On April 22, 2004, further to the recommendations of the Corporate Governance Committee, the Board of Directors adopted a new compensation policy pursuant to which all directors of the Company shall, at all times while a director, own a number of shares and/or deferred share units having a total market value of at least $150,000, calculated on April 1st of each year. Each director was required to comply with this new policy by March 31, 2007 or within three (3) years following his appointment as a director of the Company. Pursuant to the Deferred Share Unit Plan adopted by the Board of Directors, each director who did not meet the minimum value of $150,000 received his entire compensation in deferred share units. As at March 31, 2007, all directors complied with this minimum market value of $150,000 and are therefore entitled to receive their compensation in cash or in deferred share units, as per their instructions. Directors are entitled to receive a cash payment for the value of their deferred share units on the last business day of the calendar year following the calendar year in which they ceased to be a member of the Board, unless they choose an earlier date upon ceasing to be a member of the Board.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out the only equity compensation plan (the "Equity Compensation Plan") previously approved by security holders as of March 31, 2007 under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under the Equity Compensation Plan (excluding securities reflected in column (a)) (c)
Equity Compensation Plan approved by security holders	4,855,608	28.64	5,159,895

The following text presents a summary of the main characteristics of the Equity Compensation Plan.

On October 15, 1997, prior to the closing of its Initial Public Offering, the Company established the Equity Compensation Plan for full-time employees, officers and directors of the Company. The purpose of the Equity Compensation Plan is to attract and retain experienced and competent employees, officers and directors and to encourage share ownership by such persons. Effective in fiscal 2005, with the adoption of a new compensation policy, the options granted to directors of the Company were replaced by deferred share units (see "Deferred Share Unit Plan for Directors"). All options currently held by the directors were granted before April 1, 2004.

The total number of Common Shares which may be issued pursuant to the Equity Compensation Plan was initially set at 6,000,000[1] Common Shares. At the Annual and Special Meeting of Shareholders held on August 1, 2001, this number was increased by 8,000,000[1] Common Shares, bringing the total number of Common Shares that may be issued under the Equity Compensation Plan to 14,000,000[1].

The terms, exercise price and number of Common Shares covered by each option as well as the vesting periods of such options are determined by the Corporate Governance Committee at the time the options are granted. However, the Equity Compensation Plan provides that the exercise price may not be less than the closing price of the Common Shares on the TSX on the business day immediately preceding the date of grant. Options granted under the Equity Compensation Plan may not be assigned, and expire ten years from the date of grant. The maximum number of Common Shares which may be optioned in favour of any single individual shall not exceed 5% of the total number of outstanding Common Shares. The maximum number of Common Shares which may be issuable at any time to insiders of the Company shall not exceed 10% of the total number of outstanding Common Shares at such time. Moreover, the

[1] This information has been restated to reflect the 100% stock dividend declared on November 23, 2001 on the Common Shares of Saputo, which had the same effect as a two-for-one split.

maximum number of Common Shares issued to insiders of the Company within any one-year period shall not exceed 10% of the total number of outstanding Common Shares at such time.

In addition, the Equity Compensation Plan provides that upon termination of employment for cause or an optionee being removed from office as a director or disqualified by law, any option or the unexercised portion thereof granted to the employee shall immediately terminate. Upon an optionnee's employment with the Company being terminated by reason of death, injury or disability or upon ceasing to be a director for reason of death, any option or unexercised part thereof granted to such optionee may be exercised within 180 days after such event or prior to the expiration of the original term of the option, whichever occurs first. In all other circumstances of termination, or upon the retirement at normal retirement age, options shall expire 90 days following termination or on the original date of expiration, whichever occurs first.

Under the Equity Compensation Plan, the Board may, subject to regulatory approval, amend or discontinue the Equity Compensation Plan at any time, provided that such amendment does not materially and adversely affect any option rights previously granted to an optionee under the Equity Compensation Plan without the consent of the optionee, except to the extent required by law or regulations, rules, by-laws or policies of any regulatory authority or stock exchange.

As at March 31, 2007, 4,855,608 options were outstanding. As of April 1, 2007, the Corporate Governance Committee granted an aggregate of 889,586 options to participants under the Equity Compensation Plan at an exercise price of $46.18 per share. Of the 5,536,393 options outstanding as at May 28, 2007, which represents 5.3% of the outstanding Common Shares, 2,819,111 options were exercisable and 2,717,282 will vest at a rate of 20% per year, on each of the first five anniversaries of their date of grant.

As at May 28, 2007, out of the basket of 14,000,000 Common Shares, there were 5,536,393 options outstanding and 4,373,327 Common Shares remaining available, which represents a total of 9,909,720 Common Shares, being 9.5% of the outstanding Common Shares.

The Board is proposing certain amendments to the Equity Compensation Plan. Reference is made to the section entitled "Amendments to the Equity Compensation Plan of the Company".

DIRECTORS AND OFFICERS INSURANCE COVERAGE

The Company carries liability insurance in an amount limited to $35 million with respect to its directors and officers as a group subject to a $500,000 deductible. For fiscal 2007, the total annual premium in respect of such insurance was $219,000, all of which was paid by the Company and charged to earnings.

INDEBTEDNESS OF EXECUTIVE OFFICERS

None of the directors and other executive officers of the Company, nor any of their associates, are indebted towards the Company in respect of loans, advances or guarantees of indebtedness.

AUDIT COMMITTEE INFORMATION

Reference is hereby made to Schedule "B" - Committees attached hereto and to pages 28 to 30 of the Annual Information Form of the Company for the year ended March 31, 2007 for a disclosure of information relating to the Audit Committee required under Form 52-110F1. Copy of this document can be found on SEDAR at www.sedar.com or by contacting the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, telephone: (514) 328-6662.

APPOINTMENT OF AUDITORS

Deloitte & Touche, chartered accountants, have been the auditors of the Company since 1992.

Except where the authority to vote in favour of the appointment of Deloitte & Touche is withheld, the persons whose names are printed on the form of proxy intend to vote FOR the appointment of Deloitte & Touche, chartered accountants, as auditors of the Company and to vote FOR authorizing the Board of Directors to determine their remuneration. The auditors will hold office until the next Annual Meeting or until their successors are appointed.

During fiscal 2007, the Company retained its auditor, Deloitte & Touche to provide services. Details of the services and amounts paid to Deloitte & Touche are presented on page 30 of the Annual Information Form of the Company for the year ended March 31, 2007. Copy of this document can be found on SEDAR at www.sedar.com or by contacting the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, telephone: (514) 328-6662.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that good corporate governance practices are important and has delegated to the Corporate Governance Committee the responsibility of reviewing the Company's corporate governance practices and making recommendations to the Board of Directors with respect thereto.

The Company's significant shareholder is its founder who holds in the aggregate, directly or indirectly, or exercises control or direction over shares representing 33.67 % of all of the outstanding Common Shares, as disclosed previously in this Circular. The Board of Directors believes that the value of the significant shareholder's equity stake in the Company ensures that his interests are aligned with those of the other shareholders of the Company. The Board of Directors believes that the Company's existing corporate governance practices are appropriate to its circumstances and effective and that there are in place appropriate structures, procedures and practices to ensure board efficiency, board independence from management and fair representation of the investment of minority shareholders of the Company.

Schedule "B" to this Circular discloses the Company's corporate governance practices by addressing the governance practices of National Instrument 58-101 "Disclosure of Corporate Governance Practices" adopted by the Canada Securities Administrators. The Company follows the evolution of corporate governance practices and guidelines in Canada. The Committee and the Board will pursue their review of Saputo's corporate governance practices and, if appropriate, will implement changes to improve them.

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value. Reference is made to note 17 to the Consolidated Financial Statements of the Company that describes the related party transactions. See "Additional Information".

AMENDMENTS TO THE EQUITY COMPENSATION PLAN OF THE COMPANY

At the Meeting, shareholders will be asked to consider and to approve an ordinary resolution confirming certain amendments to the Equity Compensation Plan. Currently, under the Equity Compensation Plan, the Board may, subject to regulatory approval, amend or discontinue the Equity Compensation Plan at any time, provided that such amendment does not materially and adversely affect any option rights previously granted to an optionee under the Equity Compensation Plan without the consent of the optionee, except to the extent required by law or regulations, rules, by-laws or policies of any regulatory authority or stock exchange. The Toronto Stock Exchange has recently introduced a number of amendments to the TSX Company Manual and on June 6, 2006, the TSX published a staff notice introducing new rules (the "Guidelines") affecting the Equity Compensation Plan. The Company would like to implement changes to the Equity Compensation Plan to address these amendments and Guidelines. The Guidelines provides that general amendment provisions in security-based compensation plan of TSX issuers, such as the Equity Compensation Plan, should be reviewed in order to include detailed amending provisions that specify which plan amendments require shareholder approval and those who do not.

In light of these amendments and Guidelines, the Board approved, subject to shareholder approval, the following amendments to the Equity Compensation Plan:

(A) The Board of Directors shall have full power and authority to amend, suspend or discontinue the Equity Compensation Plan at any time, or the terms of any previously granted option, without obtaining shareholder approval, including without limitations, the following types of amendments:

(i) any limitations of conditions on participation in the Equity Compensation Plan (other than to the eligibility for participation);

(ii) any amendment to any terms upon which options may be granted and exercised, including but not limited to, the terms relating to the amount and payment of the option price, vesting, expiry and adjustment of options, or the addition or amendment of terms relating to the provision of financial assistance to optionees or of any cashless exercise features;

(iii) any amendment to the Equity Compensation Plan to permit the granting of deferred or restricted share units under the Equity Compensation Plan or to add or to amend any other provisions which would result in participants receiving securities of the Company while no cash consideration is received by the Company;

(iv) any change that is necessary or desirable to comply with applicable laws, rules or regulations of any stock exchange on which the shares of the Company are listed;

(v) any correction or rectification of any ambiguity, defective provision, error or omission in the Equity Compensation Plan or in any option;

(vi) any amendment to the definitions contained in the Equity Compensation Plan and any other amendments of a clerical nature; and

(vii) any amendment to the terms relating to the administration of the Equity Compensation Plan;

provided that such amendments to the terms of any previously granted option may not lead to significant or unreasonable dilution in the Company's outstanding securities or provide additional benefits to eligible participants, especially insiders, at the expense of the Company and its existing security holders, in which case approval of the shareholders of the Company must be obtained.

(B) The prior approval of the holders of a majority of the votes attached to all shares of the Company is required if the amendments relate to the following:

(i) any amendment to increase the maximum number of Common Shares issuable under the Equity Compensation Plan, except for adjustments in the event that such Common Shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such Common Shares is taken by the Company;

(ii) any amendment to reduce the exercise price or purchase price of any option;

(iii) any amendment to extend the term of any option;

(iv) any amendment to make a change to the class of persons eligible to participate under the Equity Compensation Plan; and

(v) any amendment which would permit any option granted under the Equity Compensation Plan to be transferable or assignable other than by will or under succession laws (estate settlement);

provided that Common Shares held directly or indirectly by insiders benefiting from the amendments in (B) (ii) and (iii) shall be excluded when obtaining such shareholder approval.

Moreover, the Guidelines recognize that many of the TSX's listed issuers are under self-imposed blackout periods from time to time in order to prevent officers, directors and employees from exercising options. Consequently, the TSX now allows plans to provide, with shareholder approval, for an expiration date that is conditional upon potential expiration during a blackout period and which may be the later of a fixed date or a date shortly after the expiration date if that date falls within or immediately after a blackout period.

The Company has long-standing rules of conduct respecting trading of its securities, pursuant to which trading windows are closed for definite periods of time. Therefore, in accordance with the Guidelines, the Board approved, subject to shareholder approval, amendments to the Equity Compensation Plan which replaced the provision with respect to the option automatic exercise mechanism by a provision which sets forth that should the expiration date for an option fall within a blackout period or within nine business days following the expiration of a blackout period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiration of the terms of such option for all purposes under the Equity Compensation Plan.

The Board also approved, subject to the shareholder approval, the removal of the provision enabling the Board to adopt regulations for carrying out the purposes of the Equity Compensation Plan and an amendment to include not only employees, officers and directors of Saputo Inc. and its subsidiaries, but also of each of the corporations, partnerships, limited partnerships and other entities controlled directly or indirectly by Saputo Inc. All other amendments approved by the Board are of a general housekeeping nature including conforming changes with the amendments introduced recently to the TSX Company Manual, namely but not limited to, the definition of the market price for determination of the option price.

The TSX has approved the foregoing amendments to the Equity Compensation Plan.

The full text of the resolution approving the amendments is attached to this Circular as Schedule "D".

To be effective, the approval of the amendments must be given by resolution of the shareholders. **Unless instructed to vote against in the accompanying form of proxy, it is the intention of the persons named therein to vote the shares represented thereby FOR the approval of the amendments to the Equity Compensation Plan.**

ADDITIONAL INFORMATION

The Company's financial information is included in the Consolidated Financial Statements of the Company and notes thereto and in the accompanying Management Report for the fiscal year ended March 31, 2007. Copies of these documents and additional information concerning the Company can be found on SEDAR at www.sedar.com and may also be obtained upon request to the Secretary of the Company at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec H1P 1X8, Telephone: (514) 328-6662.

GENERAL

Except as otherwise specifically indicated, the information contained herein is given as at May 28, 2007. The Management of the Company presently knows of no matters to come before the Meeting other than matters identified in the Notice of Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters according to their best judgment.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this Circular.

Saint-Léonard, Québec, June 5, 2007.

Emanuele (Lino) Saputo,
Chairman of the Board

SCHEDULE " A "

DISCLOSURE OF DIRECTOR EXPERIENCE

The following are brief biographies of the Company's nominees and indicate the directorships held by the nominees in other public companies:

Emanuele (Lino) Saputo, Chairman of the Board of the Company, Director. Emanuele (Lino) Saputo founded the Company with his parents in 1954. He became Chairman of the Board and President of the Company in 1969. In 1997, following the initial public offering of the Company, he was named Chairman of the Board and Chief Executive Officer of the Company and remained in this position until March 2004, following which he remained Chairman of the Board. Mr. Saputo is also a director of the following public company: Tembec Inc.

Lino A. Saputo, Jr., President and Chief Executive Officer of the Company, Director. Lino A. Saputo, Jr., joined the Company in 1988 as Administrative Assistant. In 1993, he became Vice-President, Operations and, in 1998, Executive Vice-President, Operations. From July 2001 to January 1, 2004, he was President and Chief Operating Officer of the Company's Cheese Division (USA). In March 2004, he was appointed to the position of President and Chief Executive Officer of the Company, in replacement of Mr. Emanuele (Lino) Saputo.

André Bérard, Director. André Bérard was Chairman of the Board of a Canadian Chartered Bank from March 2002 to 2004. Over the past 40 years, he held various positions within this Canadian Chartered Bank, including that of Chairman of the Board and Chief Executive Officer from 1990 to March 2002. Mr. Bérard serves on the Board of Directors of the following public companies: BCE Inc., Bell Canada, BMTC Group Inc., Bombardier Inc., Falconbridge Limited, Tembec Inc. and Transforce Income Fund.

Lucien Bouchard, Director. Lucien Bouchard was Premier of the Province of Québec from January 1996 to March 2001. Prior to that, Mr. Bouchard was Canada's Ambassador to France, successively Secretary of State, Minister of the Environment under the Federal Government, Leader of the Official Opposition in the House of Commons, and practiced law for 22 years. Since April 6, 2001, he is a Senior Partner with Davies Ward Phillips & Vineberg LLP. Mr. Bouchard serves on the Board of Directors of the following public companies: BMTC Group Inc. and Transcontinental Inc.

Pierre Bourgie, Director. Pierre Bourgie is, since 1996, President and Chief Executive Officer of Société Financière Bourgie Inc., a diversified investment company, President of Partenaires de Montréal, a merchant bank specialized in business financing and President of Ipso Facto, a real estate investment fund. Mr. Bourgie also serves on the Board of Directors of the following public company: National Bank of Canada.

Frank A. Dottori, Director. Frank A. Dottori was President and Chief Executive Officer of Tembec Inc., a forest products company which he co-founded, until January 26, 2006. Since May 2006, he is the President of Fadco Consulting Inc. He is Chair of the Pulp and Paper Research Institute of Canada and the Vice-Chair of Habitat for Humanity. He has also served as Governor of the Montreal Stock Exchange. Mr. Dottori serves on the Board of Directors of the following public company: Capital BLF Inc.

Jean Gaulin, Director. Jean Gaulin was Chairman of the Board of Ultramar Diamond Shamrock Corporation from January 1, 2000 to January 1, 2002. He was also President and Chief Executive Officer of this corporation from January 1, 1999 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman of the Board, President and

Chief Operating Officer of Ultramar Diamond Shamrock. Mr. Gaulin serves on the Board of Directors of the following public companies: National Bank of Canada and Rona Inc.

Caterina Monticciolo, Director. Caterina Monticciolo is a chartered accountant and President of Julvest Capital Inc., a holding company. From January 1995 to October 1996, she served as Manager for Administrative Services for Saputo Inc. From 1990 to 1994, she served as an auditor and tax consultant for Samson Bélair Deloitte & Touche.

Patricia Saputo, Director. Patricia Saputo is a chartered accountant who worked in accounting and estate tax planning from 1991 to 1998 with Samson Bélair Deloitte & Touche. Since 1998, she has been the controller of Placements Italcan Inc., a diversified investment company and, as of 2002, she became the Chief Financial Officer. Mrs. Saputo is also President of Pasa Holdings Inc., an investment holding company, and Vice-President of Loresco Real Estate Inc., a real estate holding company.

Louis A. Tanguay, Director. Louis A. Tanguay held a number of executive positions during a long career within the BCE organization, including President of Bell Québec from 1992 to 1998 and President of Bell Canada International from 1998 to 2001. He serves on the Board of Directors of the following public companies: Bell Aliant Regional Communications Income Fund, Canbras Communications Corp., Medisys Health Group Income Fund, Rona Inc. and SR Telecom Inc.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board and Committee meetings held and attendance of Directors for the year ended March 31, 2007. During the year, there were 6 meetings of the Board of Directors, 7 meetings of the Audit Committee and 5 meetings of the Corporate Governance Committee. There was a 97% attendance rate for the Board of Directors' meetings and a 98% attendance rate for meetings held by both committees of the Board.

Summary of Attendance of Directors

Director	Board Meetings Attended	Audit Committee Meetings Attended	Corporate Governance Committee Meetings Attended
EMANUELE (LINO) SAPUTO (Chairman of the Board)	6 of 6	n/a	n/a
LINO A. SAPUTO, JR.	6 of 6	n/a	n/a
ANDRÉ BÉRARD	5 of 6	n/a	5 of 5
LUCIEN BOUCHARD	6 of 6	n/a	5 of 5
PIERRE BOURGIE	6 of 6	6 of 7	5 of 5
FRANK A. DOTTORI	6 of 6	7 of 7	n/a
JEAN GAULIN	6 of 6	n/a	5 of 5
CATERINA MONTICCIOLO	6 of 6	n/a	n/a
PATRICIA SAPUTO	5 of 6	n/a	n/a
LOUIS A. TANGUAY	6 of 6	7 of 7	n/a

INDEPENDENT DIRECTOR'S MEETINGS

The independent members of the Board have an opportunity to meet after each meeting of the Board of Directors without any members of the Board who are not independent and without management. During fiscal 2007, independent members of the Board held four (4) meetings at which non-independent directors and management were not present. Each committee of the Board of Directors is composed solely of independent members and each held four (4) meetings without Management.

INDEPENDENT CHAIR

The Corporation Governance Committee has been delegated the authority by the Board to administer all procedures required so that the Board functions independently of management.

The positions of Chairman of the Board and CEO are split. The significant shareholder of the Company and its founder, Mr. Emanuele (Lino) Saputo, holds the position of Chairman of the Board. The experience and expertise of Mr. Emanuele (Lino) Saputo in those sectors in which the Company is engaged benefit all members of the Company's management team and the Board of Directors. However, as the position of Chairman of the Board is held by a member who is not independent, the Board appointed the Chairman of the Corporate Governance Committee, Mr. André Bérard, as Lead Director. The responsibilities of the Lead Director are, amongst other things, to ensure that the Board is able to function independently of management, set Board agendas with the Chairman of the Board, be responsible for the quality of the information sent to directors, call and chair the meetings of independent directors without management and without the Chairman of the Board which are held following each Board meetings, and review any comments or requests made by an independent director. The Lead Director is elected annually by a vote of the directors who qualify as independent directors.

COMPENSATION

The Corporate Governance Committee evaluates annually the compensation of the directors and officers in their respective capacity in light of the practices of the market, as well as the risks and responsibilities involved. Reference is made to page 7 of this Circular under the heading "Report on Executive Compensation" and page 10 of this Circular under "Compensation of Directors" for additional information on executive compensation and directors compensation.

Perrault Conseil, a compensation consulting firm, was mandated to provide assistance in the compensation policy review process and other compensation matters. To that effect, the Company paid Perrault Conseil Inc. fees totalling $57,070 during the last fiscal year. Perrault Conseil was not retained to perform other work for the Company in fiscal 2007.

ETHICAL BUSINESS CONDUCT

The Company has a *Code of Ethics* that governs the conduct of Saputo's directors, officers and employees. The *Code of Ethics*, which has been filed on SEDAR on August 17, 2005, can be obtained on SEDAR's internet site (www.sedar.com). The Corporate Governance Committee is responsible for implementing the compliance process of this *Code of Ethics* and the reporting process to the Board with respect thereto.

The Board has also adopted whistleblower procedures which allow officers and employees who have any complaint or concern regarding accounting, internal accounting standards or auditing matters to be reported on a confidential and anonymous basis. Complaints can be made by e-mail or mail to the Chairman of the Audit Committee.

ASSESSMENT OF DIRECTORS

Pursuant to the Company's formal annual evaluation process, Board members complete an effectiveness survey as to the performance of the Board of Directors, its committees and the individual performance of each Board member. These surveys are submitted on a confidential basis and are reviewed by the Chairman of the Corporate Governance Committee. The Chairman of the Corporate Governance Committee meets each Board member individually in order to discuss the surveys. A global evaluation of the performance of the Board of Directors, its committees and Board members is presented to the Board of Directors by the President of the Corporate Governance Committee. This process is conducted annually. During the year, Board members are free to discuss among themselves the performance of a fellow director, or submit such a matter to the Chairman of the Corporate Governance Committee who ensures the implementation of appropriate measures to deal with any concern regarding the effectiveness of the Board of Directors and its various committees. As Board members are elected annually, the Corporate Governance Committee takes into account each director's performance when recommending nominees for election of Board members at the next annual general meeting of shareholders and when recommending the composition of the committees as well as their chairman for approval by the Board of Directors.

ORIENTATION AND CONTINUING EDUCATION

The Board of Directors considers that orienting and educating new directors is an important element of ensuring responsible corporate governance. Newly appointed directors are provided with the Company's continuous disclosure documents, copies of the mandate of the Board and its committees, minutes of previous meetings of the Board of Directors and copies of the policies and procedures adopted by the Board of Directors and its committees. The President of each committee of the Board presents, during the quarterly Board meetings, a summary of the achievements and current projects of the Committee. Directors also meet with members of Management to discuss the affairs of the Company, the continuous disclosure documents, sector of activities of the Company, its competitive and regulated environment as well as its business and operational strategies. Moreover, the Directors are invited to attend the Company's meeting of shareholders and visit certain Company facilities. Board members also hold a strategic planning meeting annually with Management. Finally, each Board member is invited to address to the Corporate Governance Committee any request he may have regarding additional information or education. The Corporate Committee reviews such requests and takes the measures it deems appropriate.

NOMINATION OF DIRECTORS

The Corporate Governance Committee is responsible for (i) the implementation of a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership and making recommendations to the Board of Directors with respect thereto; and (ii) the implementation and conducting of a process to assess, on an annual basis, the effectiveness of the Board of Directors, its various committees and the individual performance of each Board members.

For the selection of nominees for election to the Board of Directors of the Company, the Corporate Governance Committee takes into consideration (i) what competencies and skills the Board of Directors, as a whole, should possess; (ii) what competencies and skills each existing director possesses; (iii) what competencies and skills the Board of Directors, as a whole, possesses; and (iv) the individual performance of each director. Based on this analysis, the Corporate Governance Committee recommends to the Board changes to the Board composition.

BOARD SIZE

After reviewing its size, the Board of Directors determined that a board of nine (9) to eleven (11) is appropriate for decision-making purposes. The Board of Directors is presently composed of ten (10) members.

COMMITTEES

The Company currently has two (2) committees: the Audit Committee and the Corporate Governance Committee. The Audit and Corporate Governance Committees are composed exclusively of independent directors.

In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Company. The Corporate Governance Committee has the mandate to determine if the circumstances warrant the engagement of an outside advisor. In addition, both Committees have the right to engage outside advisors in order to assist them in fulfilling their mandate.

AUDIT COMMITTEE

The Audit Committee has the mandate to (i) review the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities; (ii) review the nature and scope of the annual audit as proposed by the auditors and management; (iii) review with the auditors and management, the adequacy of the internal control and management information systems of the Company; (iv) approve all services not related to audit services which the external auditors may render to the Company and its subsidiaries, subject to the policy of the Company on services which may be provided by the Company's external auditors and by other accounting firms; (v) oversee the application of the Company's procedure regarding complaints of an auditing or a financial nature; (vi) examine, approve and apply the hiring policy of the Company with respect to employees and former employees of the present auditors and former auditors of the Company; (vii) review and evaluate the risk factors inherent to the Company's business and ensure that appropriate measures are in place to manage them effectively; and (viii) present quarterly reports to the Board of Directors with respect to its achievements and current projects. The Audit Committee's charter is published in the Annual Information Form of the Company under Appendix A. During fiscal 2007, the Audit Committee met seven (7) times. All members of the Audit Committee are financially literate and independent as defined under applicable regulations.

Through its Audit Committee, the Board of Directors identifies the principal risks relating to the Company's business, ensures the implementation of appropriate systems to manage these risks and receives regular reports from Management on these matters. Please refer to page 22 of the Annual Information Form under the heading "Risks and Uncertainties" and to page 32 of the Annual Report under the heading "Risk and Uncertainties" for a list of the principal risks relating to the Company's business. The Audit Committee, which reports to the Board of Directors, is responsible for ensuring the adequacy of the internal control and management information systems of the Company. The Audit Committee regularly meets with the Executive Vice-President, Finance and Administration and the external auditors in order to examine issues pertaining to the presentation of financial information, accounting practices, upcoming accounting norms, internal accounting systems as well as financial controls and procedures, auditing procedures and programs. In light of the rules adopted by the Canadian Securities Authorities regarding the Audit Committee and the certification of financial information, the Audit Committee mandated an independent accounting firm to assist the internal auditors of the Company in the review of the internal controls and management information systems of the Company, their adequacy and effectiveness. This process was completed in Fiscal 2007, except for the effectiveness of such controls, which requirement was delayed by the authorities and is anticipated to be completed in Fiscal 2008. In the exercise of its mandate, the Audit Committee has access to the internal audit department of the Company.

CORPORATE GOVERNANCE AND HUMAN RESOURCES COMMITTEE

The Corporate Governance Committee has the mandate to (i) review the executive compensation policy of the Company; (ii) determine option grants and financial performance targets for the bonuses of the executives of the Company; (iii) review the Company's corporate governance practices and make recommendations to the Board of Directors with respect thereto; (iv) ensure proper management succession planning for the Company and make recommendations to the Board of Directors with respect thereto; (v) implement a process to assess, on an annual basis, the performance of the President and Chief Executive Officer; (vi) review the compensation of the directors in their capacity as directors, including the review of the requirements regarding the minimal number of shares and/or deferred share units each director must hold and make recommendations to the Board of Directors with respect thereto; and (vii) implement a uniform and transparent process for selecting nominees for election to the Board of Directors and the recruiting of new candidates for Board membership, and make recommendations to the Board of Directors with respect thereto. During fiscal 2007, the Corporate Governance Committee met seven (7) times. All members of the Corporate Governance Committee are independent as defined under applicable regulations.

COMMUNICATION POLICY

The Audit Committee is responsible for the review of the annual and quarterly financial statements of the Company and all other continuous disclosure documents required by regulatory authorities, and such documents are approved by the Board of Directors before mailing. The Board of Directors has the responsibility of maintaining a proper communication policy with shareholders, institutional investors and participants in the financial market. In order to maintain high standards regarding disclosure issues, the Board of Directors adopted a disclosure policy which confirmed the Company's practices. The purpose of the disclosure policy is to ensure that communications to the investing public are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements of the TSX and various securities commissions.

SCHEDULE "C"

BOARD MANDATE

The Board of Directors is responsible for the stewardship of the Company. As such, the Board establishes all Company policies, monitors and assesses management's strategic decisions, and has full power for duties that are not specifically delegated to its committees or to management. The Board is also responsible for overseeing the management of the Company's business by taking into account the best interests of the Company and its shareholders in general. Management's role is to conduct the Company's day-to-day operations so as to ensure that this objective is met.

BOARD ORGANIZATION

- The directors are elected annually by the Company's shareholders; these directors, together with those appointed between annual meetings to fill vacancies or as additional directors, make up the Board.
- The Chair of the Board must be appointed by a resolution of the Board, and a Lead Director must be appointed if the Chair is not an independent director. The Lead Director must be appointed by a resolution of the independent members of the Board.
- The Board meets at least five times a year and may call special meetings as required. Board meetings may be held at the request of any director.
- The independent directors meet quarterly without management in attendance. The Chair of the Board, or Lead Director if the Chair is not an independent director, chairs the meetings.
- The Chair of the Board and the Lead Director approve meeting agendas and ensure that documents referred to in the agenda are forwarded to directors in sufficient time for their perusal.
- The Board may, as required, invite any person deemed appropriate to a Board meeting to take part in discussions on the Company's business. However, such a person may not at any time vote at a Board meeting.
- The minutes of Board meetings must accurately reflect the significant discussions and the decisions of the Board and must be circulated to the members of the Board, with copies to the President and Chief Executive Officer and to the Executive Vice-President, Finance and Administration.
- The Board has full access to members of senior management and other members of personnel as well as to Company documents; the Board is granted the resources it needs to perform its duties and is able to retain the services of external consultants for support in carrying out its mandate.

RESPONSIBILITIES

In fulfilling its obligations, the Board must consider and decide on the following matters:

1) the Company's strategic orientation: identification of medium and long-term qualitative and quantitative objectives, and annual approval of the strategies for achieving them, which strategies take into account opportunities and risks;

2) the Company's annual budget;

3) periodic analysis of the results obtained by the Company in comparison with objectives pursued; determination of the causes of any discrepancies and approval of appropriate corrective actions;

4) monitoring, where possible, of the integrity of the Chief Executive Officer and other senior executives as well as promotion of a culture of integrity within the Company;

5) succession planning, including the appointment, professional development and oversight of the President and Chief Executive Officer, Division Presidents and Executive Vice-Presidents;

6) performance of the Chief Executive Officer in view of his position description and objectives to be met;

7) implementation of a process for assessing the performance of the Board and the directors, as well as the annual evaluation of their performance;

8) deployment of a process to select and recruit candidates for the Board of directors;

9) determination of the independence, or lack thereof, of each director;

10) orientation and continuing professional development of directors;

11) compensation of directors and indemnification of directors and senior executives;

12) identification of the main risks associated with the Company's business, deployment of measures to ensure implementation of appropriate risk management systems and ad hoc monitoring of such systems to make sure they are appropriate;

13) adoption of an environmental policy and oversight of its implementation;

14) the Company's communication policy, and review and approval of continuous disclosure documents such as the financial statements, management proxy circular, annual information form and annual report;

15) efficiency of the Company's management information and internal control systems;

16) significant acquisitions and sales of assets or shares, any major contract, including financing agreements and agreements under which guarantees are given or substantial assets are given as security, as well as any other important matter or any major development concerning the Company or the industry;

17) the Company's approach to corporate governance, in particular the adoption of corporate governance principles and guidelines that apply specifically to the Company;

18) adoption of a code of ethics and oversight of its implementation;

19) adoption and deployment of appropriate means of receiving comments from Company shareholders;

20) annual review of the Board's mandate, and making of required changes, if any;

21) any other matter or issue that may be referred to it by one of the Board committees or that the Board deems appropriate to be mandated to act on;

22) generally, approval of all matters that lie within the powers of the directors under the *Canada Business Corporations Act* and any other applicable law.

The Board may request the assistance of Board committees in performing its duties when it deems appropriate.

SCHEDULE "D"

RESOLUTION - AMENDMENTS TO THE EQUITY COMPENSATION PLAN

WHEREAS it is pertinent to amend the Equity Compensation Plan of Saputo Inc. (the "Plan");

WHEREAS the Toronto Stock Exchange approved the proposed amendments to the Plan;

IT IS HEREBY RESOLVED:

THAT the proposed amendments to the Plan, as addressed in the Management Information Circular of the Company, be and are hereby approved, ratified and confirmed;

THAT any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

THAT the Board of Directors of the Company be and is hereby authorized, without further notice, to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

Saputo

SAPUTO INC.

ANNUAL INFORMATION FORM

May 28, 2007

TABLE OF CONTENTS

Page

ITEM 1 – THE COMPANY **1**

1.1 INCORPORATION 1
1.2 CORPORATE STRUCTURE 1

ITEM 2 – GENERAL DEVELOPMENT OF THE BUSINESS **2**

2.1 OVERVIEW 2
2.2 HISTORY (INCLUDING ACQUISITIONS AND DISPOSITIONS) 3

ITEM 3 – INDUSTRY OVERVIEW **5**

3.1 DAIRY PRODUCTS INDUSTRY 5
3.1.1 The Canadian Dairy Industry 5
3.1.2 The United States Dairy Industry 7
3.1.3 International Dairy Industry 9
3.1.4 Future Trends 12
3.2 GROCERY PRODUCTS INDUSTRY 12

ITEM 4 – DESCRIPTION OF THE BUSINESS **12**

4.1 CANADIAN AND OTHER DAIRY PRODUCTS SECTOR 15
4.1.1 Products 15
4.1.2 Production 16
4.1.3 Markets 17
4.1.4 Distribution 18
4.1.5 Competition 18
4.1.6 Employee Relations 18
4.2 US DAIRY PRODUCTS SECTOR 19
4.2.1 Products 19
4.2.2 Production 19
4.2.3 Markets 19
4.2.4 Distribution 20
4.2.5 Competition 20
4.2.6 Employee Relations 20
4.3 GROCERY PRODUCTS SECTOR 21
4.3.1 Products 21
4.3.2 Production 21
4.3.3 Markets and Distribution 21
4.3.4 Competition 21
4.3.5 Employee Relations 21
4.4 CAPITAL EXPENDITURES 21
4.5 ENVIRONMENT 22
4.6 TRADEMARKS 22
4.7 RISKS AND UNCERTAINTIES 22

ITEM 5 – DIVIDEND POLICY **24**

ITEM 6 – CAPITAL STRUCTURE **24**

ITEM 7 – MARKET FOR SECURITIES **25**

ITEM 8 – DIRECTORS AND OFFICERS **26**

8.1 DIRECTORS 26
8.2 EXECUTIVE OFFICERS 27

ITEM 9 – LEGAL PROCEEDINGS 27

ITEM 10 – INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS 28

ITEM 11 – EXPERTS 28

ITEM 12 – TRANSFER AGENTS AND REGISTRARS 28

ITEM 13 – MATERIAL CONTRACTS 28

ITEM 14 – AUDIT COMMITTEE INFORMATION 28

14.1 AUDIT COMMITTEE'S CHARTER 28
14.2 COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE 28
14.3 POLICIES AND PROCEDURES REGARDING THE SERVICES RENDERED BY THE EXTERNAL AUDITORS 29
14.4 EXTERNAL AUDITOR SERVICE FEES BY CATEGORY 30

ITEM 15 - ADDITIONAL INFORMATION 30

APPENDIX "A" 32

ITEM 1 – THE COMPANY

1.1 INCORPORATION

Saputo Inc. was constituted by a Certificate of Amalgamation issued pursuant to the provisions of the *Canada Business Corporations Act* on July 1, 1992, which was amended on August 25, 1997 in order to change the provisions attached to its authorized share capital. On August 2, 2000, the Certificate was further amended to enable the directors to appoint additional directors between shareholders' meetings. The head office and principal place of business of the Company is located at 6869 Métropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8.

In this Annual Information Form, unless the context otherwise requires or indicates, the terms "Saputo" and the "Company" mean Saputo Inc. itself or together with its subsidiaries and/or other entities under its direct or indirect control (collectively the "**Subsidiaries**"), or any one or more of them.

On November 23, 2001, Saputo declared a 100% stock dividend on the Common Shares which had the same effect as a two-for-one split (the "**Stock Split**") and doubled the number of Common Shares outstanding. All references to numbers of Common Shares and prices of Common Shares made herein have been adjusted to reflect the Stock Split.

In this Annual Information Form, all references to "$" or "CDN$" are to Canadian dollars and all references to "US$" are to United States dollars.

In this Annual Information Form, the information is being presented as of May 28, 2007, except for financial information and percentages derived therefrom which are given for the fiscal year ended March 31, 2007, and for the information relating to employees which is presented as of May 1, 2007. The acquisition of the activities related to Land O'Lakes West Coast industrial cheese business (the "**Land O'Lakes West Coast Acquisition**") (see "History (including Acquisitions and Dispositions)") is reflected in the number of employees and facilities but is not included in any financial information because the acquisition was completed on April 2, 2007.

1.2 CORPORATE STRUCTURE

The following organizational chart illustrates the corporate structure of Saputo and its significant Subsidiaries, and their respective jurisdictions of incorporation as at May 28, 2007.



Saputo Inc.
(Canada)
100%
100%
100%
Saputo Cheese G.P. 1
(Québec)
Saputo Foods Limited 2
(Canada)
Saputo Bakery Inc.3
(Canada)
100%
95%
5%
Molfino Hermanos S.A.4
(Argentina)
Saputo Cheese USA Inc.5
(Delaware, USA)

(1) Production, sale and distribution of dairy products, namely cheese, a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt, soft serve dairy mixes as well as juices and other beverages and other food products in the Province of Québec.

(2) Production, sale and distribution of dairy products, namely cheese, a wide range of fluid milk, cream products, sour cream, cottage cheese, yogurt, soft serve dairy mixes as well as juices and other beverages and other food products in Canadian provinces other than Québec.

(3) Production, sale and distribution of bakery items mainly in Canada.
(4) Production, sale and distribution of dairy products in and from Argentina.
(5) Production and sale of dairy products, mainly cheese, in the United States.

ITEM 2 – GENERAL DEVELOPMENT OF THE BUSINESS

2.1 OVERVIEW

The Company operates its business through two sectors and six divisions, the Dairy Products Sector composed of the Canadian and Other Dairy Products Sector and the US Dairy Products Sector, and the Grocery Products Sector. The Dairy Products Sectors and the Grocery Products.Sector represent respectively 95.7% and 4.3% of the Company's total sales. The Canadian and Other Dairy Products Sector is composed of the Dairy Products Division (Canada), the Dairy Products Division (Argentina), the Dairy Products Division (Germany) and the Dairy Products Division (United Kingdom); the US Dairy Products Sector is composed of the Cheese Division (USA); and the Grocery Products Sector is composed of the Bakery Division.

The Company's total consolidated sales are made of 68.4% in Canada, 25.9% in the United States and 5.7% in Argentina and Europe. The Company completed the acquisition of the activities of Dansco Dairy Products Limited (the "**Dansco Acquisition**") (See "History (including Acquisitions and Dispositions)") in the United Kingdom on March 23, 2007 and the Land O'Lakes West Coast Acquisition in the United States on April 2, 2007. With the Land O'Lakes West Coast Acquisition, the Company's total consolidated sales, on a pro-forma basis, will be made 60% in Canada, 35% in the United States, and 5% in Argentina and Europe. The Company operates 47 manufacturing facilities and employs approximately 9,100 employees.

Canadian and Other Dairy Products Sector

Through its Canadian and Other Dairy Products Sector, Saputo produces and markets, in Canada, mozzarella, cheddar, as well as other specialty and fine cheeses, butter, powdered milk and evaporated milk, as well as value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. Saputo also distributes fine imported cheeses to specialty stores. Through its distribution network, it also offers non-dairy products manufactured by third parties. Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 37% of the Canadian natural cheese production. Saputo's cheese products are sold through independent non-exclusive distributors and sales agents as well as through its own distribution network within three market segments: retail, foodservice and industrial.

In Canada, the Company also produces, markets and distributes fluid milk and a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Company is one of the three largest fresh milk processors in Canada with an estimated 22% share of the Canadian market. Saputo sells these products mainly to the retail segment through its direct-store delivery ("**DSD**") distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. These products are also sold to the foodservice segment.

Through its operations in Argentina, the Company produces and markets a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk, *dulce de leche* (caramelized milk) and dairy ingredients. Saputo sells these products to the retail and industrial market segments through independent distributors. The Company is the third largest dairy processor in Argentina.

Through its operations in Germany, acquired on April 13, 2006, the Company produces and markets Italian cheese specialties such as mozzarella, ricotta and mascarpone. Saputo sells these products mainly to the retail and industrial market segments.

Through its operations in the United Kingdom, acquired on March 23, 2007, the Company produces and markets mainly mozzarella. Saputo sells this product to the foodservice market segment.

During fiscal 2007, the retail segment accounted for 61.9% of the Canadian and Other Dairy Products Sector's sales, the foodservice segment for 29.2%, and the industrial segment for 8.9%.

In fiscal 2007, the sales from the Canadian and Other Dairy Products Sector represented 69.8% of the Company's total sales. Through this Sector, the Company operates 25 manufacturing facilities in Canada, two in Argentina, one in Germany and one in the United Kingdom, and employed, as of May 1, 2007, 5,546 employees, 879 of which were located in Argentina, 71 in Germany and 128 in the United Kingdom.

US Dairy Products Sector

Through its US Dairy Products Sector, the Company produces a broad line of mozzarella and specialty cheeses. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production. Included with the Land O'Lakes West Coast Acquisition is a by-product drying facility, which will provide greater flexibility in our operations in the United States.

Saputo ranks as one of the top five natural cheese producers in the United States with approximately 5% of natural cheese production. Directly or through independent non-exclusive distributors and sales agents, Saputo services three market segments: retail, foodservice and industrial. During fiscal 2007, the retail segment accounted for 31% of the US Dairy Products Sector's sales volume, the foodservice segment for 48% and the industrial segment for 21%. With the Land O'Lakes West Coast Acquisition, the US Dairy Products Sector's sales volume, on a pro-forma basis, will be 25% in the retail segment, 45% in the foodservice segment and 30% in the industrial segment.

In fiscal 2007, the US Dairy Products Sector represented 25.9% of the Company's total sales. Through this Sector, the Company operates 15 manufacturing facilities in the United States and employed, as of May 1, 2007, 2,378 employees.

Grocery Products Sector

The Company produces, markets and distributes snack-cakes, tarts, cereal bars, fresh cookies and fresh tarts in Canada. These products are sold almost exclusively in the retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack-cakes in Canada. It also manufactures, on a small scale, products for the US market pursuant to agreements whereby the Company manufactures products for third parties under brand names owned by such parties (the "**Co-Packing Agreements**"). In this Sector, the Company operates three (3) manufacturing facilities in the Province of Québec and employed, as of May 1, 2007, 1,178 employees.

2.2 HISTORY (INCLUDING ACQUISITIONS AND DISPOSITIONS)

Mr. Emanuele (Lino) Saputo, Chairman of the Board of Saputo, founded the Company with his parents in 1954, producing quality cheeses for the Italian community of Montréal.

Unless otherwise specified in this section, the acquisitions completed by Saputo, which are listed below, were done on a debt-free basis.

Between 1970 and 1997, Saputo acquired several production operations, food distributors and developed its national distribution network, positioning itself in Canada as a leading producer of mozzarella. In 1988, the Company entered the United States market by acquiring two cheese manufacturing plants. On July 31, 1997, Saputo acquired Crémerie des Trois-Rivières, Limitée thereby entering the fluid milk market.

On October 15, 1997, the Company completed its initial public offering of 18,941,000[1] Common Shares at $8.50[1] per share (the "**Initial Public Offering**"). In December of the same year, Saputo issued 18,000,000[1] special warrants at $12.50[1] per warrant in order to finance, in part, the Stella Acquisition (as defined below).

On December 5, 1997, Saputo expanded its presence in the United States by acquiring Stella Holdings, Inc., a manufacturer of mozzarella and specialty cheeses (which, together with its then wholly-owned subsidiaries, are hereinafter collectively referred to as "**Stella**") for a total consideration of approximately $580 million paid in cash (the "**Stella Acquisition**"). During its fiscal year ended December 31, 1996, Stella had revenues of approximately $1 billion. With the Stella Acquisition, the Company tripled its revenues and established itself as one of the leading natural cheese producers in the United States.

In 1998, Saputo continued its growth in Canada and the United States by acquiring mozzarella, specialty cheeses, sweetened condensed milk and value-added by-products manufacturers.

On September 15, 1999, the Company acquired all of the outstanding shares of Culinar Inc., now known as Saputo Bakery Group Inc., for a price of $283.5 million. This transaction was paid in cash and through the issuance of 5,006,000[1] Common Shares of Saputo at a price of $19.98[1] per share. Culinar produced, marketed and distributed snack-cakes, cookies, fine breads and soups and had sales of approximately $270 million. With this acquisition, Saputo became the largest manufacturer of snack-cakes in Canada.

On November 12, 1999, Saputo completed the private placement of US $250 million Senior Notes to institutional investors in the United States. The term of the Notes ranges from seven to fifteen years with an average interest rate of 8.16%. The proceeds of the private placement were used to refinance part of the Company's existing credit facilities.

On February 28, 2000, the Company acquired all of the outstanding shares of Groupe Cayer-JCB Inc., a manufacturer of fine cheeses based in the Province of Québec, for a price of $13.7 million paid in cash and $6.7 million of indebtedness. Cayer had sales of approximately $55 million.

On February 5, 2001, Saputo completed the acquisition of the fluid milk and cheese operations of Agrifoods International Co-operative Limited ("**Agrifoods**"), one of the largest dairy processors in Canada, through the purchase of all of the outstanding shares of some of Agrifoods' operating subsidiaries including Dairyland Fluid Division Ltd, Armstrong Cheese Company Ltd and Baxter Foods Limited for the price of $407.3 million paid in cash. The acquired businesses generated net sales of approximately $1.4 billion.

On July 15, 2001, Saputo concluded a partnership agreement pursuant to which Dare Foods Limited ("**Dare**") acquired the cookies, fine breads and soup operations of Saputo's Grocery Products Sector which represented annual revenues of approximately $83 million. In consideration thereof, Saputo obtained a 21% equity interest in the Dare group. As a result of this transaction, Dare became the second largest cookie producer in Canada.

On November 23, 2001, Saputo completed its Stock Split and doubled the number of Common Shares outstanding. See "The Company – Incorporation".

On May 23, 2003, the Company acquired the business relating to the *Treasure Cave* and *Nauvoo* blue cheese brands and certain blue cheese-related assets from ConAgra Foods Inc. for a purchase price of $36.5 million paid in cash. This acquisition positioned the Company as the leader in the blue cheese category on the US retail market segment.

On November 28, 2003, Saputo acquired 100% of Molfino Hermanos S.A., the third largest dairy processor in Argentina, for the price of approximately $60 million paid in cash. This company produces and

1 This information has been restated to reflect the Stock Split.

markets a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk, *dulce de leche* (caramelized milk) and dairy ingredients. This transaction gave Saputo the opportunity to establish itself in a market where the raw material is accessible at competitive international prices.

On April 18, 2005, Saputo acquired the activities of Fromage Côté S.A. and Distributions Kingsey Inc., a manufacturer of pressed cheddar and cheddar cheese curd, Swiss-type cheese and other specialty cheeses for a purchase price of $53.4 million paid in cash.

On May 27, 2005, Saputo acquired the activities of Schneider Cheese, Inc., a manufacturer and seller of string cheeses and cheese sticks, for a purchase price of $32.9 million paid in cash.

On April 13, 2006, Saputo acquired the activities of Spezialitäten-Käserei De Lucia GmbH ("**De Lucia**"), a German manufacturer and seller of Italian cheese specialties such as mozzarella, ricotta and mascarpone, for a purchase price of $7.1 million paid in cash. With this acquisition, the Company made its entry into the European market.

On July 28, 2006, Saputo acquired the activities of Boulangerie Rondeau Inc. and Biscuits Rondeau Inc., which manufacture, commercialize and distribute fresh tarts and fresh cookies, for a purchase price of $12.5 million paid in cash (the "**Rondeau Acquisition**").

On March 23, 2007, Saputo completed the Dansco Acquisition for a purchase price of $12.2 million paid in cash. This acquisition complements Saputo's current activities in the European market and is in line with its objective of growing its global presence.

On April 2, 2007, Saputo completed the Land O'Lakes West Coast Acquisition for a purchase price of $254 million paid in cash. Land O'Lakes is a national US farmer-owned food and agricultural cooperative. In connection with this transaction, Saputo secured a long term milk supply agreement pursuant to which Land O'Lakes will supply to the Company over 2 billion pounds of milk annually. With the Land O'Lakes West Coast Acquisition, Saputo Cheese Division (USA) grows significantly in size, establishing a better balancing capability throughout the United States.

ITEM 3 – INDUSTRY OVERVIEW

3.1 DAIRY PRODUCTS INDUSTRY

3.1.1 The Canadian Dairy Industry

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The dairy industry is further governed by a series of federal and provincial regulations specific to the production, processing and distribution of milk and milk-related products. All applicable statutes, whether provincial or federal, allow for plant inspections, product testing and other regulatory scrutiny.

In Canada, provincial legislation demands that all milk processing plants, including those who only ship to local markets, be licensed, compelling them to comply with all provincial inspections and regulations. In addition, all milk processing plants that ship products into inter-provincial or international trade are subjected to regular inspections by federal authorities and are required to be registered under the *Canada Agricultural Products Act*.

Milk Supply

The Canadian dairy industry operates within a highly regulated environment. The Canadian Dairy Commission ("**CDC**"), a crown corporation, has been mandated by the federal government to implement Canada's national dairy policy which is predicated on shared jurisdictional powers between the federal and provincial governments. Fluid milk is regulated provincially, while industrial milk is regulated federally. "Fluid milk" refers to table milk or cream intended for consumption in fluid forms, whereas "industrial milk" is used for the manufacturing of all other dairy products, such as cheese, butter, ice cream and yogurt. According to CDC information, the fluid milk sector represents approximately 38% of raw milk delivered in Canada while the industrial milk sector represents approximately 62% of such deliveries. Total milk production in Canada approximates 75 million hectolitres per year.

The Canadian dairy industry operates within a supply managed system. The key goal of supply management is to ensure a fair return for dairy farmers while maintaining the production of sufficient volumes of industrial milk to satisfy the domestic Canadian consumer demand for dairy products. This is essentially achieved by setting the support price that the dairy processors can receive for butter and skimmed milk powder sold to the CDC to clear market surpluses and by controlling the supply of industrial milk.

Every dairy year (which runs from August 1 to July 31), the CDC calculates the national industrial milk production level based on anticipated domestic demand. This amount is then allocated according to the terms of the National Milk Marketing Plan, a federal/provincial agreement. This agreement stipulates, among other things, that Québec's and Ontario's shares of the national industrial milk production (the "**Market Sharing Quota**") are approximately 46.5% and 31.2%, respectively.

Once the industrial milk level is determined and allocated among the provinces, provincial marketing boards govern the production, pricing and marketing of milk within their own borders. Each provincial marketing board allocates the milk to dairy processors. Industrial milk is allocated according to a cascading system that classifies industrial milk into various classes of products to be manufactured. Priority of supply is given to the higher milk classes, which command a higher milk price.

Although there may be some provincial variations, quantities of milk in each class, other than fluid milk, are generally restricted in their growth. Since the Market Sharing Quota is based on historical and anticipated demand for dairy products, Management believes that the risk of a processor losing a significant part of its available milk volume is low.

International Trade (Canada)

Imports. The Department of Foreign Affairs and International Trade administers Canada's cheese import quotas. These quotas are divided into European Union and non-European Union sources. This results from Canada's obligation to the European Union to import from it 66.0% of the approximately 20.4 million kilograms of cheese that Canada is committed to import annually under the World Trade Organization ("**WTO**") Agreement on Agriculture. Imports within this minimum access commitment of 20.4 million kilograms of cheese are subject to low rates of duty while imports over this commitment are subject to significantly higher tariffs. Over-access tariffs for cheese currently stand at 245.5% of invoiced value. On May 1, 2004, the European Union expanded with the addition of ten (10) new countries. At this time, these new additions did not alter the current import ratios defined above and applicable to Canada.

Exports. In order to comply with the final decision of the WTO rendered in December 2002, which found that Canada's dairy export practices constituted export subsidies, Canada is forced to export any quantity of milk products over its WTO commitments at prices based on Canada's national raw milk prices which makes exports of dairy products from Canada non-competitive. The WTO decision does not deal with dairy by-products such as lactose and whey.

Canadian Market

The dairy processing industry makes a major contribution to the Canadian economy with shipments valued at $11.5 billion in 2005. The dairy processing sector accounted for approximately 16% of the estimated value of all food and beverage processing sales during the same year. Significant rationalization is occurring in the processing sector as processors strive to achieve the greater efficiencies and economies of scale required to remain competitive with alternative products.

In 2005-2006, there were 15,552 dairy farms in Canada. This represents a decrease of 672 farms from the previous dairy year. Approximately 81% of Canada's dairy operations are located in the Provinces of Québec and Ontario. The Western provinces and the Maritime provinces account for 13% and 6%, respectively.

The following table indicates the production volumes of selected dairy products manufactured in Canada in 2006.

Canadian Production Volumes of Selected Dairy Products in 2006 (1)
(in thousands)

Natural cheese	334,696	kg
Fluid milk and cream	3,008,971	litres
Cottage cheese	27,846	kg
Ice cream and other frozen products	504,293	litres
Other dairy products	466,870	kg

(1) Source: Canadian Dairy Commission.

3.1.2 The United States Dairy Industry

Regulatory Environment

In the United States, the production of all food products is subject to extensive federal, state and local government regulations regarding the advertising, quality, packaging, labelling and safety.

All food plants are subject to regulation and inspection by the United States Food and Drug Administration ("**FDA**") and by the United States Department of Agriculture ("**USDA**"). Individual states may also enforce more stringent regulations regarding the manufacturing of food products. State and local government agencies work with the federal government to ensure the safety of food produced within their jurisdictions. Violations of federal, state and local regulations may result in seizure and condemnation of products, cease and desist orders, injunctions and monetary penalties. State and local government agencies also enforce environmental compliance.

Milk Supply

In the United States, there are two grades of milk: Grade A and Grade B. Grade A milk is produced under specific sanitary requirements and dairy producers must hold a Grade A shipping permit. Grade A milk accounts for 99% of the United States milk supply and is used for fluid as well as for the manufacturing of various dairy products including cheese. Grade B milk, which is not used for fluid milk, represents 1% of the United States milk production and is used exclusively to manufacture butter, cheese and skim milk powder. Total milk production in the United States approximates 825 million hectolitres per year.

The following table presents the utilization of the United States milk production in 2006:

Utilization of United States Milk Production in 2006 (1)

Utilized as fluid milk and cream	29 %
Manufactured into natural cheese	21 %
Manufactured into frozen dairy products	4 %
Manufactured into butter	5 %
Used on farms where produced	1 %
Other uses	40 %

(1) Source: USDA, Dairy Products 2006 Summary, published April 2007. Calculated from Total Solids.

In most cases, milk marketed within the United States is priced according to its use. Milk prices are set monthly based on product price formulas. Price data used in the formulas is collected through surveys conducted by the USDA's National Agriculture Statistics Service. Milk used in fluid products is placed in Class I, the highest priced class. Milk used to produce ice cream, yogurt, cottage cheese, sour cream, ricotta cheese and other soft products is Class II. Milk used to manufacture cheese and cream cheese is Class III, and milk used to produce butter and milk powders is Class IV. In California, milk used to produce ice cream and sherbet is Class III; milk used to manufacture butter and milk powder is Class 4(a) and milk used to produce cheese and cream cheese is Class 4(b). USDA conducted hearings commencing in January 2006 to consider a petition for the revision of manufacturers' make-allowances for products included in Class III and Class IV milk price formulas. The then current make allowances were based on manufacturing cost surveys dating back to 1999 and 2000. As a result of those hearings, USDA implemented an interim decision amounting to a reduction in the Class III price of approximately US$0.25 per hundred weight effective February 1, 2007. The USDA final decision is still pending. The State of California Department of Food and Agriculture held a hearing in June 2006 to consider a similar petition and decided to implement a change in the make allowance which resulted in a reduction of the Company's California milk cost of approximately US$0.42 per hundred weight as of November 1, 2006.

Wholesale pricing for the bulk of the United States cheese production is established by daily cash cheddar cheese trading on the Chicago Mercantile Exchange (CME). The last trade of the day establishes the market price for the day. If no trades occur, the market price is determined based on the bid and offer prices. Processors typically charge a premium over the CME price.

A dairy processing plant is not limited in terms of the quantity of milk it can receive and is free to negotiate its milk supply with whomever it chooses. Independent processors usually negotiate with local cooperatives or may procure milk directly from individual farms. Processors are charged a price which reflects the current month's USDA class price plus a negotiated handling charge.

United States dairy programs influence the production and marketing of milk and milk products through the operation of the Commodity Credit Corporation ("CCC"), a federal agency. CCC buys butter, non-fat dry milk and cheese at the following support prices:

- Butter @ US $1.0500 per pound;
- Cheddar cheese 40 pound blocks @ US $1.1314 per pound;
- Non-fat dry milk powder non-fortified @ US $0.800 per pound.

Such products are sold or used either domestically or internationally in specific government programs. The CCC does not directly support dairy farmers, nor does it establish a target return for farmers.

International Trade (United States)

Imports. Another key component of the United States dairy program is import restrictions. Most United States cheese import quotas are country and product specific. Under the terms of the WTO Agreement on Agriculture, the United States agreed to import, at a lower tariff rate, approximately 135,586 metric tons of cheese in 2006. Tariffs for cheese in excess of the quota are prohibitive.

Entry for dairy products made with sheep, goat and buffalo milk do not require a license nor are they subject to a United States duty. The same is true for a few other products including brie cheese.

Exports. The United States is not a significant exporter of dairy products. Its export activity accounted for US $1.886 billion in 2006 and US $1.625 billion in 2005.

Most export activity is conducted through the Dairy Export Incentive Program which allocates subsidized export volumes to specific countries thereby enabling exporters to bid for export assistance for dairy products destined to these countries.

United States Market

The USDA states that there were 409 cheese manufacturing plants in the United States in 2006, which produced 4.3 billion kilograms (kg) of cheese. Cheddar accounted for 32.8% of this amount, or 1.4 billion kg, while Italian cheeses totalled 1.8 billion kg, or 41.8%. Mozzarella alone added up to 1.4 billion kg, representing 78.8% of Italian cheeses and 33% of all cheeses produced in 2006.

3.1.3 International Dairy Industry

Compared to world dairy production, the volumes of dairy products currently traded on the world market are small. However, we note that the trade of dairy products tends to grow and that the countries' respective market shares are evolving very quickly. The bulk of this international trade is regional within each continent and is energized by free-trade zones, the oldest and the biggest being the European Union (the "EU"). Other trade zones are developing in the Americas, the Middle East and in Asia.

In recent years, the shifts in market shares have been significant. In fact, the WTO Uruguay Round of trade negotiations influenced this change as the WTO addressed specifically for the first time the trade of agricultural products. Between 1995 and 2002, the EU (then comprised of 15 countries) has seen its share of the world market shrink from 53% to 30%, New Zealand's share grow from 19% to 28%, Australia's share grow from 13% to 18%. The United States share has fallen from 6% to 4% while Argentina has gained 1% to reach 4% of the world market. Following the WTO Appelate Body's ruling rendered in December 2002, Canada exports small quantities of dairy products in accordance with WTO limits.

The implementation of the latest *Common Agricultural Policy* in the expanded EU is expected to have an impact on the global dairy industry. This policy aims to reduce dairy farm gate prices as well as eliminate export subsidies, with the farm revenue loss being compensated for by direct farm payments consistent with WTO commitments. Reports indicate that such compensation may be inadequate to prevent a significant drop in dairy farm numbers across Europe, which may contribute to maintaining firmer prices in the international market. The world market is itself polarizing into "pre-packed, consumer ready" and "bulk commodity, dairy ingredients" markets with as yet unpredictable long term effects on traditional trading patterns and ultimately, world prices.

Argentina

Regulatory Environment

The regulatory environment in Argentina is diametrically different from that in Canada or the United States. While there are national, provincial and municipal laws, only a very small number are specific to the dairy industry. The dairy industry adheres to the international Codex Alimentarius standards for those products which are traded internationally, such as cheese and milk powder, and follows recognized good manufacturing practices for all products brought to the domestic market.

Milk Supply

In Argentina, milk prices are negotiated monthly between the processors and milk producers. There are no limitations or restrictions as to the quantity of milk that is produced and processed. In addition, milk marketed within Argentina is not priced or classified according to its use. Moreover, dairy processors are not limited to the amount of milk that they can purchase and are free to negotiate milk supply agreements with whomever they choose. Usually, agreements are negotiated with dairy producers within a given radius of the dairy processing plant.

Total milk production in Argentina approximates 101 million hectolitres per year. The following table indicates the production volume of selected dairy products produced in Argentina.

Argentina Production Volumes of Selected Dairy Products in 2005 (1)
(in thousands)

Natural cheese	414	Metric tons
Fluid milk	1,598,559	Litres
Yogurt	405	Metric tons
Other dairy products	542	Metric tons

(1) Source: *Secretaria de Agricultura, Ganaderia Pesca y Alimentos, Cuadro estadistico*, May 2006.

Exports

Argentina is a member of the South American free trade group Mercosur, and is also an active participant in the international dairy market. It has a large milk basin and is capable of producing milk at internationally competitive prices. There are no governmental programs that aid processors to export dairy products. In 2006, Argentina exported 360,550 MT of dairy products. Of this quantity, 237,454 MT was milk powder, 58,199 MT cheese and the remaining 64,897 MT consisted of other dairy products.

European Union

Regulatory Environment

The EU, now encompassing 25 countries, has multiple food related legislation and supporting regulations. These regulations cover all aspects of the agri-food industry from farm production to food processing and distribution. All member states are required to implement and enforce the regulations as conditions of EU membership. Consequently, the EU regulatory regime is the umbrella under which all dairy food production, processing and distribution as well as imports and exports are governed within the EU. No member state may enact competing regulations which could constitute a barrier to internal trade within the EU, nor trade externally to the EU without meeting EU standards and their related obligations.

In light of the foregoing, the German and United Kingdom dairy industries operate under the general dairy provisions of the EU's *Common Agricultural Policy*. In accordance with this policy, milk production quotas should be eliminated by 2014 and milk prices will continue to be reduced, with partial compensation for farmers being provided through direct payments consistent with WTO commitments.

Within Germany and the United Kingdom, there are a series of regulations governing the processing of milk into dairy products with standards based on the international Codex Alimentarius in place for cheese and skim milk powder. While there are Federal, State, Lander and municipal regulations, the majority are not specific to the dairy industry but apply equally to all food processing establishments and require the application of recognized good manufacturing practices.

Milk Supply

In Germany and the United Kingdom, milk prices vary from State to State and are usually negotiated monthly between the processors and milk producers. Generally, farmers sell their milk to cooperatives, independent milk dealers or directly to processors. The bulk of the milk is generally sold to cooperatives who process milk for their own account and also re-sell milk to milk dealers or to other processors. Processors generally contract a major portion of their supply needs with a cooperative or a milk dealer, and rely on the seasonal spot market to complete their annual requirements, taking advantage of seasonal milk price changes.

Total milk production approximate 284 million hectolitres per year in Germany and 140 million hectolitres per year in the United Kingdom, which represent together about 30% of all European milk production. The following table indicates the production volume of selected dairy products produced in Germany and in the United Kingdom:

Germanic Production Volumes of Selected Dairy Products in 2005 (1)
(in thousands)

Natural cheese	1,930	Metric tons
Fluid milk	6,008,000	Litres
Fresh dairy Products	2,956	Metric tons
Other dairy products	1,844	Metric tons

(1) Source: ZMP, BMVEL, Bulletin FIL-IDF 409/2006

United Kingdom Production Volumes of Selected Dairy Products in 2005 (1)
(in thousands)

Natural cheese	383	Metric tons
Fluid milk	6,762,000	Litres
Other dairy products	700	Metric tons

(1) Source: ZMP, BMVEL, Bulletin FIL-IDF 409/2006

Exports

The declining milk price trend in Germany is expected to improve the competitiveness of German products within the EU and other export markets. The overall export potential for Germany remains positive. The recent dispute with the EU on protected denominations of origin for cheese, and particularly the protection afforded the names Feta and Parmesan, are expected to have some impact on cheese trade because Germany is the biggest exporter and importer of cheese worldwide (EU trade included). In Germany, national cheese regulation considers Feta and Parmesan as generic terms and not as denominations of protected origin.

In the United Kingdom, milk production has been slowly decreasing due not only to weather related difficulties but also to consistently lower farmgate milk prices than in the rest of the EU. However, recent developments in the United Kingdom suggest that this situation may change which could potentially halt the decline in milk production. Notwithstanding the foregoing, the United Kingdom offers the potential for dairy products export growth, due mainly to a very competitive raw milk price and high quality milk supply.

3.1.4 Future Trends

In 2006, the world wide dairy industry suffered the impacts of sudden shifts in climatic conditions, which was reflected in the availability and prices of internationally traded dairy products and commodities. While not the sole cause, this situation led to unprecedented price increases for such products, including dairy ingredients. There is considerable speculation that a new pricing base is currently being established worldwide, at higher levels than in the past while supplies of certain dairy ingredients and products have been and are expected to remain short of demand for some time. Such conditions increase competitive pressure in the industry and may create opportunities.

The competitive environment within the industry is expected to force regional processors to either adapt, sell or merge with other industry participants. Well-capitalized industry consolidators will likely take advantage of this competitive environment to make strategic acquisitions. Over the coming years, the dairy industry will need to focus on creating innovative dairy products that match the changing nutritional needs of consumers.

Representatives of the various governments have initiated discussions through the Doha Round of WTO negotiations that should lead to new tariff and subsidy reductions in agricultural products during the coming years. The Doha Round is expected to be completed before calendar 2008, depending on the date on which the Committee's framework paper is finalized and approved.

3.2 GROCERY PRODUCTS INDUSTRY

Regulatory Environment

The regulation of the content, composition, labelling, packaging, marketing and distribution of all food products in Canada is a shared responsibility between the federal and the provincial governments. The grocery products industry is subject to stringent quality and labelling standards, including those of the *Food and Drugs Act* and of the *Consumer Packaging and Labelling Act*.

Canadian Retail Market

Over the recent years, Canada's retail market has changed with the increasing importance of non-supermarket channels of distribution such as mass merchandisers and warehouse clubs. This trend has resulted in significant consolidation within the grocery channel where four national chains controlled approximately 87% of all retail sales in 2006.

The snack-cake industry generates sales of approximately $837 million per year in Canada. This industry segment comprises among others, snack-cakes, muffins, granola, cereal and fruit bars, fresh baked deserts business as well as marshmallow squares. Pre-packaged snack-cake products enjoy a 15% market share of the snack-cake industry in Canada. Of the pre-packaged snack-cake products total sales in Canada, approximately 60% and 29% are made in the provinces of Québec and Ontario, respectively.

ITEM 4 – DESCRIPTION OF THE BUSINESS

The Company operates its business through two sectors and six divisions, the Dairy Products Sector composed of the Canadian and Other Dairy Products Sector and the US Dairy Products Sector, and the Grocery Products Sector. Through its Dairy Products Sectors and its Grocery Products Sector, the Company operates 47 manufacturing facilities and employs approximately 9,100 employees. The Canadian and Other Dairy Products Sector is composed of the Dairy Products Division (Canada), the Dairy Products Division (Argentina), the Dairy

Products Division (Germany) and the Dairy Products Division (United Kingdom); the US Dairy Products Sector is composed of the Cheese Division (USA); and the Grocery Products Sector is composed of the Bakery Division.

Overview

The following table presents the relative importance of the Company's two Sectors over the last two fiscal years.

	Sales by Sector			
	Year ended March 31, 2007		Year ended March 31, 2006	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products Sector				
Canadian and Other Dairy Products Sector	2,794,099	69.8	2,651,402	65.9
US Dairy Products Sector	1,036,830	25.9	1,206,601	30.0
Sub-total	3,830,929	95.7	3,858,003	95.9
Grocery Products Sector	170,051	4.3	164,207	4.1
Total	4,000,980	100.0	4,022,210	100.0

Canadian and Other Dairy Products Sector

Through its Canadian and Other Dairy Products Sector, Saputo produces and markets, in Canada, mozzarella, cheddar as well as other specialty and fine cheeses, butter, powdered milk and evaporated milk, as well as value-added by-products such as whey powder, ice cream mixes, lactose and whey protein. Saputo also distributes fine imported cheeses to specialty stores. Through its distribution network, it also offers non-dairy products manufactured by third parties. Saputo has established itself as Canada's leading producer of cheese, with a share of approximately 37% of the Canadian natural cheese production. Saputo's cheese products are sold through independent non-exclusive distributors and sales agents as well as through its own distribution network within three market segments: retail, foodservice and industrial.

In Canada, the Company also produces, markets and distributes fluid milk and a wide range of dairy products, including cream, yogurt, sour cream and cottage cheese. The dairy product line is complemented by various non-dairy products, including flavoured coffee creamers, juices and drinks. The Company is one of the three largest fresh milk processors in Canada with an estimated 22% share of the Canadian market. Saputo sells these products mainly to the retail segment through its DSD distribution network operated by Company-owned and independent distributors, as well as through an important home delivery network. These products are also sold to the foodservice segment.

Through its operations in Argentina, the Company produces and markets a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk, *dulce de leche* (caramelized milk) and dairy ingredients. Saputo sells these products to the retail and industrial market segments through independent distributors. The Company is the third largest dairy processor in Argentina.

Through its operations in Germany, acquired on April 13, 2006, the Company produces and markets Italian cheese specialties such as mozzarella, ricotta and mascarpone. Saputo sells these products mainly to the retail and industrial market segments.

Through its operations in the United Kingdom, acquired on March 23, 2007, the Company produces mainly mozzarella. Saputo sells this product to the foodservice market segment.

During fiscal 2007, the retail segment accounted for 61.9% of the Canadian and Other Dairy Products Sector sales, the foodservice segment for 29.2% and the industrial segment for 8.9%.

In fiscal 2007, the Canadian and Other Dairy Products Sector represented 69.8% of the Company's total sales. Through this Sector, the Company operates 25 manufacturing facilities in Canada, two in Argentina, one in Germany and one in the United Kingdom and employed, on May 1, 2007, 5,546 employees, 879 of which were located in Argentina, 71 in Germany and 128 in the United Kingdom.

US Dairy Products Sector

Through its US Dairy Products Sector, the Company produces a broad line of mozzarella and specialty cheeses. The Company also produces sweetened condensed milk as well as whey protein concentrates and ingredient blends which are derived from its cheese production. Included with the Land O'Lakes West Coast Acquisition is a by-product drying facility, which will provide greater flexibility in our operations in the United States.

Saputo ranks as one of the top five natural cheese producers in the United States with approximately 5% of natural cheese production. Directly or through independent non-exclusive distributors and sales agents, Saputo services three market segments: retail, foodservice and industrial. During fiscal 2007, the retail segment accounted for 31% of the US Dairy Products Sector's sales volume, the foodservice segment for 48% and the industrial segment for 21%. With the Land O'Lakes West Coast Acquisition, the US Dairy Products Sector's sales volume, on a pro-forma basis, will be 25% in the retail segment, 45% in the foodservice segment and 30% in the industrial segment.

In fiscal 2007, the US Dairy Products Sector represented 25.9% of the Company's total sales. Through this Sector, the Company operates 15 manufacturing facilities in the United States and employed, as of May 1, 2007, 2,378 employees.

Grocery Products Sector

The Company produces, markets and distributes snack-cakes, tarts, cereal bars, fresh cookies and fresh tarts in Canada. These products are sold almost exclusively in the retail market through a DSD distribution network as well as independent distributors. Saputo is the largest manufacturer of snack-cakes in Canada. It also manufactures, on a small scale, products for the US market pursuant to Co-Packing Agreements. In this Sector, the Company operates three manufacturing facilities in the Province of Québec and employed, as of May 1, 2007, 1,178 employees.

Overall Profile

The following tables present the segmentation of total Company sales by region and by market segment for the last two fiscal years:

	Total Company Sales – Geographic Segmentation			
	Year ended March 31, 2007		Year ended March 31, 2006	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Canada	2,736,696	68.4	2,637,252	65.6
United States	1,036,830	25.9	1,206,601	30.0
Argentina	195,507	4.9	178,357	4.4
Europe	31,947	0.8	-	-
Total	4,000,980	100.0	4,022,210	100.0

	Total Company Sales – Market Segmentation			
	Year ended March 31, 2007		Year ended March 31, 2006	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Dairy Products Sector				
Canadian and Other Dairy Products Sector				
Retail	1,728,114	43.2	1,565,231	38.9
Foodservice	816,425	20.4	747,865	18.6
Industrial	249,560	6.2	338,306	8.4
Sub-Total	2,794,099	69.8	2,651,402	65.9
US Dairy Products Sector(1)	1,036,830	25.9	1,206,601	30.0
Sub-Total	3,830,929	95.7	3,858,003	95.9
Grocery Products Sector(2)	170,051	4.3	164,207	4.1
Total	4,000,980	100.0	4,022,210	100.0

(1) Sales volumes are more representative of our US activities due to the impact of currency fluctuation and the variation of the selling price per pound of cheese on sales dollars. (See table "Sales Volumes – Market Segmentation" in section 4.2.3).

(2) The grocery products are sold almost exclusively in the retail market segment.

4.1 CANADIAN AND OTHER DAIRY PRODUCTS SECTOR

4.1.1 Products

In Canada, Saputo produces, markets and distributes nationally a wide variety of quality cheeses including mozzarella and cheddar, specialty cheeses such as ricotta, provolone, parmesan, feta, havarti, fine cheeses such as brie and camembert, other firm cheeses including brick, colby, farmer, munster and monterey jack, as well as fresh curd and processed cheeses. Saputo's cheese products are sold under various brand names, such as *Saputo, Stella, Armstrong, Alexis de Portneuf, Bari, DuVillage de Warwick, Sir Laurier d'Arthabaska* and *Kingsey*. Saputo also sells its cheese products under private labels and produces butter, powdered milk and evaporated milk as well as a number of by-products derived from its cheese production, including whey powder, ice cream mixes, lactose and whey protein. The Company's distribution network distributes fine imported cheeses to specialty stores and other non-dairy products manufactured by third parties.

Saputo is one of the three largest fresh milk processors in Canada, with an estimated 22% share of the Canadian market. Fluid milk is sold under the *Dairyland* brand in Western Canada and Ontario, the *Nutrilait* brand in Québec and the *Baxter* brand in the Maritimes. Saputo also produces and markets cream, yogurt, sour cream and cottage cheese. Specialty milk is also produced and marketed under the brand names *Milk 2 Go, Lait's Go, Dairyland Plus* and *Nutrilait Plus*. In addition to its dairy products line, Saputo also produces and distributes other non-dairy products, including flavoured coffee creamers under the *International Delight*(*) brand, juices and drinks such as *Sunny Delight*(*).

In Argentina, Saputo produces and markets a wide variety of soft, semi-soft, hard and grated cheeses, as well as butter, cream, milk powder, UHT milk, *dulce de leche* (caramelized milk) and dairy ingredients. Approximately 37% of its products are sold nationally, while 63% is sold on the export market. These products are sold under the recognized brand names of *Molfino, La Paulina* and *Ricrem*.

(*) Trademarks used under licence.

In Germany, Saputo produces and markets Italian cheese specialties such as mozzarella, ricotta and mascarpone. The majority of these products are sold on the European market.

In the United Kingdom, Saputo produces and markets mainly mozzarella, which is sold almost exclusively on the European market. This product is mainly sold under the *Danscorella* brand name.

4.1.2 Production

Raw Materials

Milk represents the primary cost incurred by the Company in the manufacturing of dairy products. In Canada, due to the regulated nature of the Canadian dairy industry, Saputo sources its milk through the milk boards in each province. The Company sources its other raw materials from various suppliers.

In Argentina, Saputo sources its milk from farmers and approximately 2.4% of our milk supply is sourced from Saputo's farms. The Company sources its other raw materials from various suppliers.

In Germany, Saputo sources the majority of its milk from a milk dealer. The Company sources its other raw materials from various suppliers.

In the United Kingdom, Saputo sources its milk from farmers. The Company sources its other raw materials from various suppliers.

Facilities

In the Canadian and Other Dairy Products Sector, the Company operates a total of 29 manufacturing facilities, 25 of which are located in Canada, two in Argentina, one in Germany and one in the United Kingdom. The Company owns all of its plants with the exception of one facility located in Calgary, Alberta.

The Company operates 11 facilities in Western Canada. These facilities have the overall weekly capacity to process approximately 29 million litres of milk into cheese, fluid milk and other related dairy products and to produce processed cheese.

In Ontario, the Company operates 3 facilities, with an overall weekly capacity to process approximately 6 million litres of milk into cheese or fluid milk.

In Québec and the Maritimes, the Company operates a total of 10 facilities. These facilities have an overall weekly capacity to process approximately 19 million litres of milk into cheese, fluid milk and other related dairy products as well as liquid whey in these facilities.

In Argentina, the Company operates two facilities with an overall weekly capacity to process approximately 20 million litres of milk into cheese and other related dairy products.

In Germany, the Company operates one facility with an overall weekly capacity to process approximately 2.1 million litres of milk into cheese.

In the United Kingdom, the Company operates one facility with an overall weekly capacity to process approximately 2.9 million litres of milk into cheese.

The facilities operating in the Canadian and Other Dairy Products Sector have, with their overall production capacity combined, an excess capacity of 31% for the Canadian cheese operations, 36% for the Canadian fluid milk operations, 30% in Argentina, 38% in Germany and 28% in the United Kingdom.

4.1.3 Markets

Saputo is Canada's leading producer of cheese with a share of approximately 37% of the Canadian natural cheese production. Saputo sells its products to the retail, foodservice and industrial market segments. The Company also distributes fine imported cheeses to specialty stores and provides various non-dairy products manufactured by third parties that are complementary to the sale of its cheeses. The Company is one of the three largest fresh milk processors in Canada with an estimated 22% share of the Canadian market. Saputo also sells, through its Canadian operations, cheese, lactose, whey powder, ice cream mixes and whey protein to a vast array of clients in Canada, Europe, South America, Asia and Africa.

Saputo is the third largest dairy processor in Argentina, processing approximately 7% of the entire milk production. The Company sells its products nationally to the retail and industrial market segments. Approximately 37% of the products manufactured in Argentina are sold in the local market, while 63% are exported to over 25 countries.

Saputo is a small player in Germany processing less than 1% of the entire milk production. The Company sells its products nationally mainly to the retail and industrial market segments. The majority of its products are sold on the European market.

Saputo is a small player in the United Kingdom processing less than 1% of the entire milk production. The Company sells its products mainly to the foodservice market segment and almost exclusively on the European market.

Clientele

Within the Canadian and Other Dairy Products Sector, the Company services three market segments: retail, foodservice and industrial.

The following table illustrates, for the Canadian and Other Dairy Products Sector, the segmentation of sales by market segment for each of the last two fiscal years:

	Canadian and Other Dairy Products Sector – Sales – Market Segmentation			
	Year ended March 31, 2007		Year ended March 31, 2006	
	Sales ($000)	% of total sales	Sales ($000)	% of total sales
Retail	1,728,114	61.9	1,565,231	59.0
Foodservice	816,425	29.2	747,865	28.2
Industrial	249,560	8.9	338,306	12.8
Total	2,794,099	100.0	2,651,402	100.0

Retail. Saputo sells both branded and private label dairy products to its retail customers which include supermarket chains, mass merchandisers, convenience stores, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2007, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail dairy products are sold in the dairy case and deli cheese counter sections of stores. Saputo provides its retail customers with a wide range of dairy products, including cheddar, mozzarella, fluid milk, cream, yogurt, sour cream, cottage cheese, specialty cheeses and fine cheeses. The dairy product line is complemented with various non-dairy products, including flavoured coffee creamers, juices and drinks. Saputo also provides milk powder from its Argentina operations to its retail customers.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned), hotels and institutions. Saputo provides its foodservice customers with branded and private label cheese products as well as fluid milk products. Through its distribution network, Saputo also provides non-dairy products manufactured by third parties. Saputo also produces soft-serve dairy mixes for quick service restaurant chains.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to processors of frozen entrées as well as to frozen pizza manufacturers. The Company also produces by-products from its Canadian cheese manufacturing activities such as lactose, whey powder and whey protein. The Company sells, through its Canadian industrial segment and its operations in Argentina, cheese, lactose, whey powder, ice cream mixes, whey protein, milk powder, evaporated milk, butter and cream to a vast array of clients in Canada, Argentina, Europe, South America, Asia and Africa.

4.1.4 Distribution

In Canada, sales of dairy products are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors. Saputo has also developed a nation-wide distribution network for its dairy operations, comprised of 25 distribution centres and warehouses and over 500 distribution routes located across Canada. Saputo also operates one of the largest home delivery networks for milk and other food products in Canada.

In Argentina, the Company distributes its products through third party distributors which are supplied through the Company's six distribution centres located across the country. This network services large retail chains, distributors and industrial customers. In Germany and the United Kingdom, the Company distributes its products to its customers mainly through third party carriers.

4.1.5 Competition

With respect to its cheese products, the Company competes mainly in Canada with Agropur coopérative agro-alimentaire ("**Agropur**"), Kraft General Foods Canada Inc. (through the production volumes of Agropur for its natural cheese) and Parmalat Canada Inc. ("**Parmalat**"). Saputo has established itself as Canada's leading producer of cheese with a share of approximately 37% of the Canadian natural cheese production.

Saputo holds an estimated 22% share of the Canadian market for fluid milk which ranks it among the three largest fresh milk processors, all of which hold similar market shares. The Company faces very broad competition in most product categories, with specific competitors varying widely by region. Among the Company's largest competitors are Agropur and Parmalat.

The Company is the third largest dairy processor in Argentina, processing approximately 7% of the entire milk production. The Company competes mainly with Mastellone Hermanos S.A. and Sancor Cooperativas Unidas Limitada which hold the largest market shares in Argentina. Other competitors include Milkaut S.A., Sucesores de Alfredo Williner S.A. and Veronica S.A.

The Company is a small player in Germany and it competes mainly with Goldsteig Käsereien Bayerwald GmbH, Zott GmbH & Co. KG., Galbani and Lactalis Deutschland GmbH.

The Company is a small player in the United Kingdom and it competes mainly with Glanbia plc, Dairy Crest Group plc and Groupe Lactalis.

4.1.6 Employee Relations

As at May 1, 2007, the Company's Canadian and Other Dairy Products Sector had 4,468 employees in Canada, 879 in Argentina, 71 in Germany and 128 in the United Kingdom. Approximately 44% of the Canadian and Other Dairy Products Sector's work force is unionized.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2008. All agreements that expired in fiscal 2007 were either renewed upon satisfactory terms or continue to govern during ongoing negotiations, which are expected to result in satisfactory renewals. The Company has good employee relations. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.2 US DAIRY PRODUCTS SECTOR

4.2.1 Products

Saputo produces a broad line of mozzarella and specialty cheeses such as ricotta, provolone, blue, swiss, parmesan and romano, which are sold under various brand names such as *Saputo, Stella, Frigo, Frigo Cheese Heads, Dragone, Lorraine* and *Treasure Cave,* as well as under private label. The Company also produces sweetened condensed milk as well as whey powder, whey protein concentrates and ingredient blends which are derived from its cheese production. Included with the Land O'Lakes West Coast Acquisition is a by-product drying facility, which will provide greater flexibility in our operations in the United States.

4.2.2 Production

Raw Materials

In the United States, Saputo sources its milk primarily from cooperatives. In connection with the Land O'Lakes West Coast Acquisition, the Company secured a long term milk supply agreement pursuant to which Land O'Lakes will be supplying to Saputo over 2 billion pounds of milk annually for one of its manufacturing facilities in Tulare, California. Milk represents the primary costs incurred by the Company in the manufacturing of the dairy products. The Company sources its other raw materials from various suppliers.

Facilities

Within this Sector, the Company operates 15 manufacturing facilities which are all owned by the Company.

In the American Northeast, the Company operates 2 plants with an overall weekly capacity to process approximately 12.9 million litres of milk into cheese. The Company also operates 9 facilities in the Midwest, with a total overall weekly capacity to process approximately 18.2 million litres of milk into cheese and related dairy products and to produce canned milk products. Finally, the Company operates 4 facilities in the Western United States, which have a combined weekly capacity to process approximately 24.7 million litres of milk into cheese. The U.S. facilities have, with their overall production capacity combined, an excess capacity of 6%.

4.2.3 Markets

Saputo ranks as one of the leading natural cheese producers in the United States with approximately 5% of natural cheese production. The Company competes in the United States natural cheese industry by selling branded and private label products to retail, foodservice and industrial customers.

Clientele

Within the US Dairy Products Sector, the Company services three market segments: retail, foodservice and industrial.

The following table illustrates, for the US Dairy Products Sector, the segmentation of sales by market segment for each of the last two fiscal years:

	US Dairy Products Sector – Sales Volumes – Market Segmentation [1]	
	Year ended March 31, 2007	Year ended March 31, 2006
	% of total sales volumes	% of total sales volumes
Retail	31	29
Foodservice	48	45
Industrial	21	26
Total	100	100

(1) Sales volumes are more representative of our US activities due to the impact of currency fluctuation and the variation of the selling price per pound of cheese on sales dollars.

Retail. Saputo sells both branded and private label products to its retail customers which include supermarket chains, mass merchandisers, independent retailers, warehouse clubs and specialty cheese boutiques. In fiscal 2007, the majority of Saputo's retail sales was in branded products with the remainder being private label. Saputo's retail dairy products are sold in the dairy case and deli cheese counter sections of stores. Saputo also provides its retail customers with specialty cheeses and fine cheeses.

Foodservice. Foodservice customers include broad-line distributors, restaurants (corporate restaurant chains, franchisees and individually-owned) and hotels. Saputo provides its foodservice customers with branded and private label products.

Industrial. Industrial clients include processors who use the Company's products as an ingredient in the preparation of other food items. The Company supplies cheese to numerous processors of frozen entrées, including frozen pizza manufacturers and sauces and dressings manufacturers. The Company also produces by-products from its cheese manufacturing activities such as whey protein.

4.2.4 Distribution

Sales are made through direct shipments to certain large retail, foodservice and industrial customers as well as to national and regional third party distributors.

4.2.5 Competition

In the United States, the Company competes on a national basis with regional and national competitors including Dairy Farmers of America, Foremost Farms USA, Kraft Foods Inc., Lactalis USA, Inc. (Sorrento), Leprino Foods Company and Sargento Foods.

4.2.6 Employee Relations

As at May 1, 2007, the Company's US Dairy Products Sector had 2,378 employees. Approximately 26% of the workforce is unionized.

The Company does not currently foresee any labour unrest in connection with the renewal of collective agreements expiring in fiscal 2008. All agreements that expired in fiscal 2007 were renewed upon satisfactory terms. The Company has good employee relations in the United States. The loyalty and dedication of its employees are key elements in the Company's performance. In Management's opinion, this is the direct result of the family culture that has permeated the entire Company.

4.3 GROCERY PRODUCTS SECTOR

4.3.1 Products

Within this Sector, the Company produces and markets snack-cakes, tarts, cereal bars, fresh cookies and fresh tarts, which are sold almost exclusively in the retail market. Saputo occupies a predominant position in the snack-cake market in Canada. Its products are sold under the *Vachon, Hop&Go!, Hostess* and *Rondeau* umbrella brands which carry recognized brand names such as *Jos Louis, Ah Caramel!, Passion Flakie, May West, Granny's, Big Daddy, Authentic* and others, some of which are now offered in a trans-fat-reduced or trans-fat-free formula.

4.3.2 Production

Raw Materials

The Company generally sources its raw materials from various suppliers.

Facilities

Within this Sector, Saputo operates three manufacturing facilities in the Province of Québec, two of which are owned by the Company, and have an overall excess capacity of 26%.

4.3.3 Markets and Distribution

The Company is the largest manufacturer of snack-cakes in Canada. Saputo sells its snack-cakes products almost exclusively in the retail market segment and its fresh cookies and tarts mainly in the retail market and the foodservice. The Company's sales for this Sector are almost exclusively in branded products. During fiscal 2007, the Company manufactured, on a small scale, snack-cakes products for the US market pursuant to Co-Packing Agreements. The Company's grocery products are distributed mainly through its DSD distribution network.

4.3.4 Competition

The Company competes with regional manufacturers which enjoy significantly smaller market shares than Saputo. This Sector's competitors include namely McKee Foods Corporation, Pâtisserie Chevalier Inc., Biscuits Leclerc Ltd., Kellogg Canada Inc. and The Quaker Oats Company of Canada Limited.

4.3.5 Employee Relations

As at May 1, 2007, the Grocery Products Sector had 1,178 employees, approximately 81% of which were unionized. The Company does not currently foresee any labor unrest in connection with the renewal of collective agreements expiring in fiscal 2008. All agreements that expired in fiscal 2007 were renewed upon satisfactory terms.

4.4 CAPITAL EXPENDITURES

Management believes that the Company has adequate manufacturing capacity to meet current and near term demand for its products. It is Saputo's intention to continue to expand and modernize its plants, with investments being focused on equipment and processes designed to increase efficiency. More specifically, during the last five fiscal years, Saputo incurred $415 million in capital expenditures. In fiscal 2007, the Company spent $76 million and, in fiscal 2008, Saputo expects to incur capital expenditures of approximately $118 million.

With regards to depreciation expense, during the last five fiscal years, Saputo recorded $344 million in depreciation expense. In fiscal 2007, depreciation expense totalled $72 million and, in fiscal 2008, the Company expects to incur approximately $84 million in depreciation expense.

4.5 ENVIRONMENT

The Company's global operations are subject to various federal, provincial, state, municipal and local laws and regulations relating to the protection of the environment. Compliance with these laws and regulations requires the Company to incur expenses and to monitor its operations on an ongoing basis. The Company believes that its operations are in compliance in all material respects with currently applicable environmental laws and regulations except as discussed below. It is the Company's intention to comply with all applicable environmental laws and regulations.

The Company has an environmental policy directed towards minimizing the environmental impact of all its activities. Management systems, including audit, assessment and reporting elements, support the application of the policy.

Through past acquisitions, the Company inherited historical contamination at some facilities. Most of these sites have been contaminated by former petroleum storage tanks, all of which have been removed. At each of these sites, the Company is either implementing proper remediation measures, or proceeding with additional investigation to determine if further action is required. In some cases, with the consent of governmental authorities, the Company continues to monitor the situation to confirm that no further action is required. The Company does not expect that major expenditures will be required to deal with the contamination at these facilities.

During fiscal 2007, the Company spent approximately $3 million to comply with existing environmental laws and regulations and improve plant efficiency to reduce noise emission and wastewater discharge, to update or remove underground storage tanks, to address contamination issues and to improve wastewater treatment systems at a number of its facilities in Canada, the United States and Argentina. For fiscal 2008, Management estimates similar expenditures at $3 million and approximately $1.2 million for costs associated with closure of certain facilities in Canada and the United States. Management believes that compliance with currently applicable environmental protection requirements will not have a material effect on the Company's earnings or competitive position during fiscal 2008.

4.6 TRADEMARKS

As the Company is involved in the production, sale and distribution of food products, it relies on brand recognition and loyalty from its clientele in addition to relying on the quality of its products. The Company focuses on certain established brands and believes that its trademarks are recognized by consumers for quality and reliability. Hence, Saputo takes appropriate measures to protect and enforce its intellectual property.

4.7 RISKS AND UNCERTAINTIES

Product Liability

Saputo's operations are subject to certain dangers and risks of liability faced by all food processors, such as the potential contamination of ingredients or products by bacteria or other external agents that may accidentally be introduced into products or packaging. Saputo has quality control procedures in place within its operations to reduce such risks and has never experienced any material contamination problems with its products. However, the occurrence of such a problem could result in a costly product recall and serious damage to Saputo's reputation for product quality. We maintain product liability and other insurance coverage that we believe to be generally in accordance with the market practice in the industry.

Supply of Raw Materials

Saputo purchases raw materials that may represent up to 85% of the cost of products. It processes raw materials into the form of finished edible products intended for resale to a broad range of consumers. Availability of raw materials as well as variations in the price of foodstuffs can therefore influence Company results upwards or downwards, and the effect of any increase of foodstuff prices on results depends on the Company's ability to transfer those increases to its customers, and this in the context of a competitive market.

US and International Markets

The price of milk as raw material and the price of our cheese products in the United States, Argentina, Germany and the United Kingdom and by-products on international markets are based on market supply and demand forces. The prices are tied to numerous factors, such as the health of the economy and supply and demand levels for dairy products in the industry. Price fluctuations may affect the Company's results. The effect of such fluctuations on our results will depend on our ability to implement mechanisms to reduce them.

Competition

The food processing industry in North America is extremely competitive. Saputo participates in this industry primarily through its dairy operations. The Canadian dairy industry is highly competitive and is comprised of three major competitors, including Saputo. In the United States, Argentina, Germany and the United Kingdom, Saputo competes in the dairy industry on a national basis with several regional and national competitors. Our performance will be dependent on our ability to continue to offer quality products at competitive prices, and this applies to all the countries in which we operate.

Consolidation of Clientele

During the last few years, we have seen important consolidation in the food industry in all market segments. Given that we serve these segments, the consolidation within the industry has resulted in a decrease in the number of clients and an increase in the relative importance of some clients. Within the retail, foodservice and ingredient market segments, no customer represents more than 10% of our total consolidated sales, except for one retail customer representing 11.2% to which we sell both branded and private label products. Our ability to continue to service our clients in all the markets that we serve will depend on the quality of our products, services and the prices of our products.

Environment

Saputo's business and operations are subject to environmental laws and regulations. We believe that our operations are in compliance, in all material aspects, with such environmental laws and regulations, except as disclosed elsewhere in this Annual Information Form. Any new environmental laws or regulations or more vigorous regulatory enforcement policies could have a material adverse effect on the financial position of Saputo and could require significant additional expenditures to achieve or maintain compliance.

Consumer Trends

Demand for our products is subject to changes in consumer trends. These changes may affect the Company's earnings. In order to constantly adapt to these changes, the Company innovates and develops new products.

Financial Risk Exposures

Saputo has financial risk exposure to varying degrees relating to the foreign currency of its United States, Argentina, Germany and United Kingdom operations. Approximately 26% and 5% of sales are realized in the United States and in Argentina, respectively. However, the cash flows from these operations act as a natural hedge against exchange risk. Cash flows from the United States also constitute a natural hedge against the exchange risk related to debt expressed in US dollars. As at March 31, 2007, the Company's long-term debt was made up of the US senior notes only, which are at a fixed rate throughout their term.

Legislative, Regulatory, Normative and Political Considerations

The Company is subject to local, provincial, state, federal and international laws, regulations, rules and policies as well as to social, economical and political contexts prevailing in places where it conducts its activities.

Consequently, the modification or change of any of these elements may have an unfavourable impact on Saputo results and operations and require that important expenses be made in order to adapt to or comply with it.

More specifically, the production and distribution of food products are subject to federal, state, provincial and local laws, rules, regulations and policies and to international trade agreements, all of which provide a framework for Saputo's operations. The impact of new laws and regulations, stricter enforcement or interpretations or changes to enacted laws and regulations will depend on our ability to adapt and comply. We are currently in compliance with all important government laws and regulations and maintain all important permits and licenses in connection with our operations.

Growth by Acquisitions

The Company plans to grow both organically and through acquisitions. Historically, the Company has grown through acquisitions and should reasonably and in large part rely on new acquisitions to pursue its growth. The ability to properly evaluate the fair value of the businesses being acquired, to properly evaluate the time and human resources required to successfully integrate their activities with these of the Company as well as the Company's capability to realize synergies, improvements and the expected profit and to achieve anticipated returns constitute inherent risks related to acquisitions.

Tariff Protection

Dairy-producing industries are still partially protected from imports by tariff-rate quotas which permit a specific volume of imports at a reduced or zero tariff and impose significant tariffs for greater quantities of imports. There is no guarantee that political decisions or amendments to international trade agreements will not, at some point in the future, result in the removal of tariff protection in the dairy market, resulting in increased competition. Our performance will be dependent on our ability to continue to offer quality products at competitive prices.

ITEM 5 – DIVIDEND POLICY

Saputo has a policy of declaring quarterly cash dividends on the Common Shares. In fiscal 2005, 2006 and 2007, Saputo declared respectively the following yearly dividends on the common shares, $0.60, $0.72 and $0.80 per share. In fiscal 2007, the Company's dividend policy was reviewed by the Board of Directors and the quarterly dividend of $0.18 per share, representing a yearly dividend of $0.72 per share, was increased on August 2, 2006 to $0.20 per share, representing a yearly dividend of $0.80 per share. The balance of the Company's earnings are reinvested to finance the growth of its business. The Company's dividend policy will be reviewed from time to time, but at least once annually, by the Board of Directors and will depend on Saputo's financial condition, results of operations, capital requirements and such other factors as the Board of Directors, in its sole discretion, deems relevant.

ITEM 6 – CAPITAL STRUCTURE

The articles of the Company provide that its authorized share capital shall be composed of an unlimited number of Common Shares and an unlimited number of Preferred shares, issuable in series, all without nominal or par value. As of the close of business on May 28, 2007, 103,782,700 Common Shares and no Preferred shares were issued and outstanding.

The following is a summary of the material provisions which attach to the classes of shares of the capital stock of Saputo and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

The Common Shares carry and are subject to the following rights, privileges, restrictions and conditions:

Voting

Each Common Share entitles its holder to receive notice of and to attend all general and special meetings of shareholders of Saputo, other than meetings at which only the holders of a particular class or series are entitled to vote, and each such Common Share entitles its holder to one vote.

Dividends

The holders of Common Shares are, in the discretion of the Board of Directors, entitled to receive, out of any amounts properly applicable to the payment of dividends and after the payment of any dividends payable on the Preferred shares, any dividends declared and payable by Saputo on the Common Shares.

Dissolution

The holders of Common Shares shall be entitled to share equally in any distribution of the assets of Saputo upon the liquidation, dissolution or winding-up of Saputo or other distribution of its assets among its shareholders. Such participation is subject to the rights, privileges, restrictions and conditions attached to any issued and outstanding Preferred shares or shares of any other class ranking prior to the Common Shares.

Preferred Shares

The Preferred shares may be issued from time to time in one or more series, the terms of each series including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations to be determined at the time of creation of each such series by the Board of Directors of Saputo without shareholder approval, provided that all Preferred shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of assets of Saputo for the purpose of winding-up its affairs, *pari passu* among themselves and in priority to all shares of any class ranking junior to the Preferred shares.

ITEM 7 – MARKET FOR SECURITIES

The Common Shares of Saputo are listed on the Toronto Stock Exchange under the stock market symbol "SAP". The following table shows the price range and trading volume of the Common Shares for each of the months of the last fiscal year:

Price Range and Trading Volume of the Common Shares

Month	High ($)	Low ($)	Volume
April 2006	35.06	32.05	3,758,678
May 2006	34.55	32.51	2,209,454
June 2006	36.43	33.05	4,059,267
July 2006	35.89	34.24	1,373,483
August 2006	38.59	34.80	2,418,088
September 2006	37.80	35.50	1,634,953
October 2006	37.94	34.91	1,521,877
November 2006	38.40	35.83	2,767,487
December 2006	38.45	36.25	1,585,747
January 2007	38.41	36,72	2,320,742
February 2007	43.35	37.00	4,513,717
March 2007	46.39	41.00	5,408,715

ITEM 8 – DIRECTORS AND OFFICERS

8.1 DIRECTORS

The following table sets forth each director's name and Province/State and Country of residence, the year in which he or she first became a director, his or her principal occupation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by each director, as at May 28, 2007. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

Name and Province/State and Country of residence	Director since	Principal occupation	Common Shares beneficially owned or over which control or direction was exercised as at May 28, 2007
EMANUELE (LINO) SAPUTO [2] Québec, Canada	1992	Chairman of the Board of the Company	34,939,962 [1]
LINO A. SAPUTO, JR. Québec, Canada	2001	President and Chief Executive Officer of the Company	33,602
ANDRÉ BÉRARD [3][5] Québec, Canada	1997	Corporate Director	8,125
LUCIEN BOUCHARD [3] Québec, Canada	2004	Senior Partner, Davies Ward Phillips & Vineberg LLP	--
PIERRE BOURGIE [3][4] Québec, Canada	1997	President and Chief Executive Officer of Société Financière Bourgie Inc. (a holding company)	465,000
FRANK A. DOTTORI [4][6] Québec, Canada	2003	President of Fadco Consulting Inc. (a consulting company)	200
JEAN GAULIN [3] Texas, USA	2003	Corporate Director	28,700
CATERINA MONTICCIOLO, CA Québec, Canada	1997	President of Julvest Capital Inc. (a holding company)	119,000
PATRICIA SAPUTO, CA, ICD.D Québec, Canada	1999	Chief Financial Officer of Placements Italcan Inc. (a diversified investment company)	1,800
LOUIS A. TANGUAY [4] Québec, Canada	1997	Corporate Director	4,000

(1) The shares are held by Jolina Capital Inc. and Gestion Jolina Inc., both of which are holding companies controlled by Mr. Emanuele (Lino) Saputo.

(2) Mr. Emanuele (Lino) Saputo is a director of Arbec Forest Products Inc. (formerly Uniforêt Inc.) which filed for protection under the *Companies' Creditors Arrangement Act* on April 17, 2001. In May 2003, Uniforêt Inc. entered into a plan of arrangement with its creditors. In February 2004, it completed the implementation of this plan.

(3) Members of the Corporate Governance and Human Resources Committee. The Chairman of the Committee is Mr. André Bérard.

(4) Members of the Audit Committee. The Chairman of the Committee is Mr. Louis A. Tanguay.

(5) Lead Director.

(6) Mr. Frank A. Dottori was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc., until October 29, 2003. On January 30, 2004, Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership filed for protection under the *Companies' Creditors Arrangement Act*. On July 4, 2005, the Plan of Arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and is being implemented since then.

During the last five years, all of the above directors have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their name or with related or affiliated companies, except for: Mr. André Bérard who, until March 10, 2004, was Chairman of the Board of a Canadian Chartered Bank; and Mr. Frank A. Dottori who, until January 26, 2006, was President and Chief Executive Officer of Tembec Inc. (a forest products company).

Information as to shares beneficially owned by each director, or over which each exercised control or direction, as at May 28, 2007, has been furnished by the directors individually.

Additional information concerning the shareholdings of, options and deferred share units granted to, directors is included in the section entitled "Election of Directors" appearing on page 2 of the Company's Management Proxy Circular dated June 5, 2007, which information is incorporated herein by reference.

8.2 EXECUTIVE OFFICERS

The following table sets forth the name, Province/State and Country of residence and position with the Company of each person who is an executive officer of the Company as of the date hereof:

Name and Province/State and Country of residence	Position
Emanuele (Lino) Saputo Québec, Canada	Chairman of the Board
Lino A. Saputo, Jr. Québec, Canada	President and Chief Executive Officer
Terry Brockman Wisconsin, United States	President and Chief Operating Officer Cheese Division (USA)
Louis-Philippe Carrière, FCA Québec, Canada	Executive Vice-President Finance and Administration and Secretary
Dino Dello Sbarba, FCMA Québec, Canada	President and Chief Operating Officer Dairy Products Division (Canada)
Carmine De Somma Québec, Canada	President and Chief Operating Officer Dairy Products Division (Argentina)
Pierre Leroux Québec, Canada	Executive Vice-President Human Resources and Corporate Affairs
Claude Pinard Québec, Canada	President and Chief Operating Officer Bakery Division

During the last five years, all of the above executive officers have held the principal occupation indicated above or other executive capacities with the Company.

As at May 28, 2007, the directors and executive officers of Saputo, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 35,630,136 Common Shares, representing approximately 34% of the outstanding Common Shares of the Company.

ITEM 9 – LEGAL PROCEEDINGS

The Company is defendant to certain claims arising from the normal conduct of its business. Management believes that the final resolution of these claims will not have a material adverse effect on its earnings or financial position.

ITEM 10 – INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

In the normal course of business, the Company receives and provides goods and services from and to companies subject to significant influence by its principal shareholder. These goods and services of an immaterial amount are compensated by a counterpart equal to the fair market value. Reference is made to note 17 to the Consolidated Financial Statements of the Company that describes the related party transactions. See "Additional Information".

ITEM 11 – EXPERTS

Saputo's auditors are Deloitte & Touche LLP. Saputo's Consolidated Financial Statements as at March 31, 2007 and for the year then ended have been filed under National Instrument 51-102 in reliance on the report of Deloitte & Touche LLP, independent chartered accountants, given on their authority as experts in auditing and accounting.

ITEM 12 – TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrar of the Company is Computershare Trust Company of Canada at its principal offices in Montreal and Toronto.

ITEM 13 – MATERIAL CONTRACTS

No material contract outside the ordinary course of business was entered into by the Company since January 1, 2002.

ITEM 14 – AUDIT COMMITTEE INFORMATION

14.1 AUDIT COMMITTEE'S CHARTER

The Audit Committee's charter is included in Appendix A.

14.2 COMPOSITION AND RELEVANT EDUCATION AND EXPERIENCE

All members of the Audit Committee are independent and financially literate.

The following table sets forth each Audit Committee member's name and education and experience relevant to the performance of his responsibilities as an Audit Committee member.

Name	Education and experience
Pierre Bourgie	Completed a bachelor's degree in commerce. Mr. Bourgie was President of Urgel Bourgie Ltd. until the sale of this company in 1996. Since then, he is responsible for the investment activities of the Bourgie family and has founded two (2) investment funds, Les Partenaires de Montréal, specialized in business financing, and Ipso Facto, specialized in real estate investments. Mr. Bourgie is the President of these two (2) funds. Mr. Bourgie also serves on the board of directors of various companies, where, for certain of them, he is a member of the audit committee, including one where he is the Chair of the committee. Mr. Bourgie's experiences required and contributed to the development of his ability to analyse financial statements and understand Generally Accepted Accounting Principles ("GAAP").

Frank A. Dottori	Completed a bachelor's degree in chemical engineering and applied science. In 1973, Mr. Dottori and three other executives founded Tembec inc. and Mr. Dottori was Tembec's President and Chief Executive Officer until January 26, 2006. Since May 2006, he is the President of Fadco Consulting Inc. Mr. Dottori has served as a Governor of the Montreal Stock Exchange, Director of the Canadian Market Productivity Centre and on the Board of Directors of several organizations and corporations. He is the current Chair of the Pulp and Paper Research Institute of Canada and Vice-Chairman of Habitat for Humanity Canada. Mr. Dottori's professional experiences required and contributed to the development of his ability to analyse financial statements and understand GAAP.
Louis A. Tanguay	Completed a bachelor's degree in commerce. Mr. Tanguay occupied several executive positions within the BCE organization requiring his involvement in the preparation of financial statements and the analysis of financial and operational performances of BCE related companies. More specifically, he was Chairman of the Board of Telebec, Executive Vice President (Corporate) of Bell Canada, President of Bell Québec and President of Bell Canada International. He was also actively involved in the acquisition, merger and disposal of companies. Mr. Tanguay has an extensive past and present experience as a corporate director of public companies involving, for some of them, participation in audit committees. Mr. Tanguay's professional experiences required and contributed to the development of his ability to analyse financial statements and understand GAAP.

14.3 POLICIES AND PROCEDURES REGARDING THE SERVICES RENDERED BY THE EXTERNAL AUDITORS

The Company has a policy with respect to services rendered by its external auditors (the "**Policy**").The Policy divides the services in three categories: (i) services that are considered audit related ("**Audit Services**") and therefore covered by the annual audit budget; (ii) services that are considered indirectly audit related ("**Consultation Services**") but not covered by the annual audit budget; and (iii) non-audit services ("**Non-Audit Services**"). Pursuant to the Policy, no services other than the Audit Services can be provided by the Company's external auditors unless the following conditions are met:

Consultation Services

(i) The Audit Committee has pre-approved the Consultation Services to be provided; or

(ii) the aggregate amount of all services (other than Audit Services) not pre-approved by the Audit Committee and rendered during the financial year in which the Consultation Services are to be rendered do not exceed the highest of $25,000 or five percent (5%) of the total amount of fees paid by the Company during the financial year in which the Consultation Services are to be rendered.

Non-Audit Services

(i) The attribution of the Non-Audit Services to the external auditors of the Company presents an added-value for the Company; <u>and</u>

(ii) the Audit Committee pre-approved the services to be rendered.

Finally, the Policy requires that the management of the Company presents to the Audit Committee, on a quarterly basis, a statement of the services (other than the Audit Services) rendered by the external auditors of the Company as well as any mandate given to other accounting firms.

14.4 External Auditor Service Fees by Category

The following table sets out, by categories, the fees billed by Deloitte & Touche LLP, the Company's external auditors, for the fiscal years 2007 and 2006:

Fee Category	2007	2006
	($)	($)
Audit Fees	765,617	628,325
Audit Related Fees	122,931	242,796
Tax Fees	107,877	86,116
All Other Fees	-	-
Total	996,425	957,237

"Audit Fees" include the aggregate professional fees billed by Deloitte & Touche LLP for the audit of the consolidated annual financial statements.

"Audit Related Fees" include the aggregate fees billed by Deloitte & Touche LLP for services that would normally be performed by the external auditors. More specifically, these services include, among others, pension plans audits, attest services that are required by statute or regulation, assistance in preparing for the future requirements on internal control certification, consultations regarding financial reporting and accounting standards and translation services.

"Tax Fees" include the aggregate fees billed by Deloitte & Touche LLP for tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and sales tax returns.

"All Other Fees" include the aggregate fees billed by Deloitte & Touche LLP for all services other than those reported under Audit Fees, Audit Related Fees and Tax Fees.

ITEM 15 - ADDITIONAL INFORMATION

Additional information, including disclosure of the Company's corporate governance practices, remuneration and indebtedness to the Company of the directors and officers, principal holders of Saputo's securities, and options to purchase securities, where applicable, is included in Saputo's Management Proxy Circular dated June 5, 2007 and may be found on SEDAR at www.sedar.com . Additional financial information is included in the Consolidated Financial Statements of Saputo and Notes thereto and in the accompanying Management's Analysis for the fiscal year ended March 31, 2007. Copies of these documents may be obtained upon request to the Secretary of the Company, at its head office, 6869 Métropolitain Boulevard East, Saint-Léonard, Québec, H1P 1X8, Telephone: (514) 328-6662.

In addition, when the securities of Saputo are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed, the following documents may be obtained free of charge from the Secretary of the Company:

(i) one copy of the Annual Information Form, together with one copy of any documents or portion thereof incorporated by reference therein;

(ii) one copy of the comparative financial statements of Saputo for its most recently completed fiscal year together with the report of the auditor thereon and one copy of any interim financial statements of Saputo subsequent to the financial statements for its most recently completed fiscal year;

(iii) one copy of Saputo's Management Proxy Circular for its most recent annual meeting of shareholders which involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus.

At any other time, one copy of the documents referred to in subparagraphs (i), (ii) and (iii) above will be provided free of charge upon request to the Secretary.

* * *

APPENDIX "A"

AUDIT COMMITTEE MANDATE

AUTHORITY

The audit committee (the "Committee") is a standing committee of the board of directors (the "Board") which has the responsibilities described under the heading "Responsibilities". The Committee reports to the Board.

The Committee has free access to personnel and documents of the Company and is granted the resources necessary to carry out its duties.

STRUCTURE

1. The Committee is made up of a minimum of three independent directors of the Company, each having financial skills.

2. The mandate of the members is for one year and may be renewed. The members are appointed by the board of directors at the first meeting following the annual meeting of shareholders, or at any other meeting to fill a vacancy.

3. The chairman is appointed by the board of directors for a one-year term, which may be renewed. In the absence or failure of the chairman to sit, the chair is filled by a member chosen by the Committee.

4. The Committee meets at least four times annually to examine the annual and quarterly financial statements of the Company. The Chairman of the Board, the Lead Director, members of the Committee or the external auditors may call special meetings as needed. The Committee determines the place, date and time of its meetings. The meetings may be held by telephone or by any other means allowing the members to communicate with each other.

5. The quorum for meetings of the Committee is a majority of the members and decisions are made by the majority of the votes cast by the members present. Minutes of meetings of the Committee are submitted to and filed with the Board.

6. Minutes of meetings of the Committee are taken by the secretary of the Board (or any other person designated by the Committee) and must give an exact account of the decisions made at the meetings. The minutes of the Committee meetings are presented to and filed with the Board.

7. In addition to the members of the Committee, any other person may be called before the meetings at the request of the chairman of the Committee.

8. The Committee has the power to retain independent legal counsels or other advisors it considers necessary to carry out its mandate and to fix their compensation.

9. The Committee has the power to communicate directly with the internal and external auditors of the Company.

10. The external auditor reports directly to the Committee.

RESPONSIBILITIES

11. Directly supervise the work of the external auditor retained to establish or issue the auditor's report or render other audit, examination or certification services to the Company and resolve disagreements, if any, between management and the external auditor regarding financial reporting.

12. Review the quarterly and annual financial statements of the Company, management's report and press releases respecting the financial results before their public release and recommend its approval to the Board.

13. Review, at least annually, the dividends policy and recommend the approval by the Board of all payments of dividends, if any.

14. Review the content of the management proxy circular, annual information form and annual report of the Company.

15. Review the accounting standards and policies applied by the Company, as modified from time to time during the year, and ensure they are appropriate and in compliance with the applicable legislation.

16. Review, examine and discuss the foreseeable repercussions of the new audit and accounting standards or new securities rules.

17. Study any other issue about which the board of directors should, in the opinion of the external auditors, be informed.

18. Study and evaluate the risk factors inherent to the Company and ensure the development of appropriate measures to manage them effectively.

19. Supervise the application and respect of the environmental policy of the Company and make periodical reports to the Board with respect thereto.

20. Periodically evaluate the presence of the necessary internal control systems of the Company and periodically review the effectiveness of such systems.

21. Periodically evaluate the procedures set up by the Company to communicate the financial information taken or derived from the financial statements of the Company other than the information referred to in paragraph 12 of this mandate and periodically ensure their effectiveness.

22. Establish procedures regarding:

    i. The receipt, keeping and processing of complaints received by the Company respecting accounting and internal accounting controls or the audit;

    ii. The confidential and anonymous presentation by employees of the Company of concerns affecting questionable matters relating to accounting or auditing.

23. Recommend to the Board the appointment of external auditors for the upcoming fiscal year and the fees to be paid to them.

24. Annually review and adopt the audit plan prepared by the external auditors, determine whether it meets the needs of the Company and, at least once a year, obtain an official written declaration of the external auditors attesting their independence.

25. Evaluate, at least once a year, the performance of the external auditors.

26. Adopt a policy concerning the prior approval of all services not related to the audit which the external auditors of the Company may render to the Company and its subsidiaries in accordance with applicable legislation.

27. Meet with the auditors in regard to the financial statements and discuss with them their assessment of the control systems in place and their recommendations.

28. The Committee shall periodically meet the internal auditor to ensure the quality of the internal controls of the Company and make the link between the internal auditor and the external auditors of the Company.

29. Review the financial statements of the pension plans of the Company.

30. Examine and approve the hiring policies of the Company with respect to employees and former employees of the present auditor and former auditors of the Company.

31. Carry out any other duty related to the performance of its mandate.

32. Carry out any other mandate which the Board may entrust to it from time to time.

33. Annually assess the accomplishments and performance of the audit committee.

34. Annually review the mandate of the audit committee.